SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom consolidated financial statements for the years ended December 31, 2004, 2003 and 2002

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in millions, except per share data)		Year ended December 31,
	Note	2004	2003	2002
Sales of services and products	4	47,157	46,121	46,630
Cost of services and products sold (excluding items shown separately below)	5	(17,138)	(17,223)	(18,558)
Selling, general and administrative expenses	5	(11,195)	(11,117)	(12,579)
Research and development expenses	5	(563)	(478)	(576)

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan		18,261	17,303	14,917

Depreciation and amortization, excluding goodwill	9-10	(7,437)	(7,538)	(7,910)
Amortization of actuarial adjustments in the early retirement plan	22		(211)	(199)

Operating income		10,824	9,554	6,808

Interest expenses, net (excluding perpetual bonds redeemable for shares – TDIRA)	16	(3,089)	(3,688)	(4,041)
Interest expense on TDIRA	26	(308)	(277)	—
Foreign exchange gain/(loss), net		180	(25)	136
Discounting of early retirement plan	22	(148)	(199)	(216)

Current income from integrated companies		7,459	5,365	2,687

Other non-operating income/(expense), net	6	113	(1,119)	(12,849)
Income taxes	7	(1,998)	2,591	(2,499)
Employee profit-sharing		(269)	(127)	(148)

Net income/(loss) from integrated companies		5,305	6,710	(12,809)

Equity in net income/(loss) of affiliates	11	4	(168)	(367)
Goodwill amortization	8-11	(1,788)	(1,677)	(2,352)
Exceptional goodwill amortization	8-11	(519)	(1,137)	(5,378)

Net income/(loss) of the consolidated group		3,002	3,728	(20,906)

Minority interests	24	(218)	(522)	170

Net income/(loss)		2,784	3,206	(20,736)

Earnings per share (in euros)
Earnings per share
- basic
published		1.14	1.64	(19.11)

- diluted
published		1.12	1.60	(19.11)

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2004, 2003 AND 2002

(Amounts in million of euros)		At December 31,
	Note	2004	2003	2002
ASSETS

Goodwill, net	8	25,806	25,838	27,675
Other intangible assets, net	9	15,904	16,554	18,411
Property, plant and equipment, net	10	29,034	30,635	36,268
Investments accounted for under the equity method	11	174	205	2,564
Non-consolidated investments, net	12	760	1,045	1,418
Other long-term assets, net	2	1,635	3,171	2,501
Deferred income taxes, net	7	7,118	7,927	3,903

Total long-term assets		80,431	85,375	92,740

Inventories, net		579	516	696
Trade accounts receivable, less provisions	13	6,599	3,819	5,474
Deferred income taxes, net	7	1,431	1,429	416
Prepaid expenses and other current assets	14	3,833	3,470	4,397
Marketable securities	19	249	1,874	45
Cash and cash equivalents	19	3,203	3,350	2,819

Total current assets		15,894	14,458	13,847

TOTAL ASSETS		96,325	99,833	106,587

LIABILITIES AND SHAREHOLDERS’ EQUITY

Share capital		9,869	9,609	4,761
Additional paid-in capital		12,675	15,333	24,750
Retained earnings/(losses carried forward)		(3,137)	(9,239)	(5,434)
Net income/(loss) for the period		2,784	3,206	(20,736)
Foreign currency translation adjustment		(6,510)	(6,883)	(3,315)
Treasury shares				(9,977)

Shareholders' equity	25	15,681	12,026	(9,951)

Minority interests	24	4,052	5,966	9,780

Non-refundable funds and equivalents	26	5,149	5,279

Bonds	16	32,092	36,356	42,489
Other long- and medium-term debt, less current portion	16	3,934	2,408	4,409
Other long-term liabilities	22	4,458	5,986	14,978

Total long-term liabilities		40,484	44,750	61,876

Current portion of long- and medium-term debt	16	7,478	9,057	13,495
Bank overdrafts and other short-term borrowings	16	3,886	1,570	10,490
Trade accounts payable		7,786	7,368	8,503
Accrued expenses and other payables	22	7,142	9,040	7,395
Other current liabilities	22	790	1,378	1,712
Deferred income taxes, net	7	285	234	87
Deferred income	15	3,592	3,165	3,200

Total current liabilities		30,959	31,812	44,882

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		96,325	99,833	106,587

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY—YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in millions of euros, except per share data)

	Number of shares issued	Share capital	Additional paid-in capital	Retained earnings	Foreign cur. translation adjustment	Treasury shares	Total
Balance at January 1, 2002	1,153,831,943	4,615	24,228	(3,598)	844	(5,002)	21,087

Net loss for the year 2002				(20,736)			(20,736)
Movements in capital	36,326,781	146	522				668
Movements in holdings of treasury shares						(4,975)	(4,975)
Distribution				(1,056)			(1,056)
Translation adjustment					(4,152)		(4,152)
Other movements				(780)	(7)		(787)

Balance at December 31, 2002	1,190,158,724	4,761	24,750	(26,170)	(3,315)	(9,977)	(9,951)

Net income for the year 2003				3,206			3,206
Capital increase (FT Ambition Plan)	1,037,205,725	4,149	10,691				14,840
Employee share issue	7,350,628	29	58				87
Capital reduction through cancellation of treasury shares	(3,000,000)	(12)	(300)			312	0
Capital increase further to public tender offer for Orange shares	170,600,523	682	2,910				3,592
FT treasury shares transferred to Orange shareholders as payment for Orange shares						9,665	9,665
Impact of the loss on the exchange of shares on the Orange public tender offer				(7,638)			(7,638)
Tax impact on the loss on the exchange of shares on the Orange public tender offer				1,963			1,963
Capital increase on bond conversions	1,228	0	0				0
Allocation of France Telecom SA's statutory earnings			(22,776)	22,776			0
Translation adjustment					(3,614)		(3,614)
Other movements				(170)	46		(124)

Balance at December 31, 2003	2,402,316,828	9,609	(15,333)	(6,033)	(6,883)	0	12,026

Net income for the year 2004				2,784			2,784
Allocation of France Telecom SA's statutory earnings			(3,116)	3,116			0
Capital increase further to public exchange offer for Wanadoo shares	64,796,795	259	1,085				1,344
Costs relating to the Wanadoo capital increase			(12)				(12)
Capital increase further to the exercise of Wanadoo stock options	218,658	1	2				3
Translation adjustment					610		610
Distribution			(617)				(617)
Effect of changes in accounting methods for the early retirement plan, net of income taxes				(325)			(325)
Effect of consolidating Tele Invest and Tele Invest II				203	(269)		(66)
Effect of changes in accounting methods for certain customer retention programs				(195)			(195)
for mobile telephones
Capital increase on bond conversions	1,145	—	—				0
Other movements				97	32		129

Balance at December 31, 2004	2,467,333,426	9,869	12,675	(353)	(6,510)	0	15,681

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS—YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(Amounts in millions of euros)			Year ended December 31,
	Note		2004	2003	2002
OPERATING ACTIVITIES
Net income/(loss)			2,784	3,206	(20,736)

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation of property, plant and equipment, intangible assets and goodwill	8 à 11		9,744	10,352	15,639
Provision for impairment of Equant tangible and intangible assets	6-9-10		483	—	—
Net loss/(gain) on sales of real estate			—	(31)	—
Net loss/(gain) on sales of tangible and intangible assets			(49)	(46)	(37)
Net loss/(gain) on sales of other assets	6		(695)	(309)	(960)
Change in other provisions	6		(1,503)	(399)	13,119
Undistributed earnings of affiliates			(3)	169	369
Deferred income taxes	7		1,129	(2,941)	1,586
Interest expense on TDIRA	26		295	253	—
Minority interests	24		218	522	(170)
Unrealized exchange rate gains (1)			(235)	(710)	—
Other non-monetary items			—	14	(232)

Change in working capital (trade)
Decrease/(increase) in inventories (net)			(65)	131	193
Decrease/(increase) in trade accounts receivable			561	1,470	1,219
Increase/(decrease) in trade accounts payable			240	(323)	(420)

Change in working capital (non-trade)
Net impact of sales of commercial receivables	2		—	(222)	797
Net impact of sales of future receivables			—	—	(82)
Net impact of sales of carry back receivables			—	—	1,111
Decrease/(increase) in other receivables			(400)	300	542
Increase/(decrease) in accrued expenses and other payables			314	(114)	(99)

Net cash provided by operating activities	(a	)	12,818	11,322	11,839

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets, net of changes in fixed asset vendors (3)	9-10		(5,215)	(5,102)	(7,943)
Proceeds from sale of real estate	10		—	419	2,550
Proceeds from sale of property, plant & equipment and intangible assets			199	178	366
Purchase of Wanadoo shares (cash portion of exchange offer and tender offer followed by compulsory purchase procedure)	3		(2,373)	—	—
Payment of Equant CVRs	22		(2,015)	—	—
Purchase of Orange shares (pursuant to tender offer followed by compulsory purchase procedure)	3		(469)	(161)	—
Purchase of treasury shares	3-25		—	—	(5,022)
Purchase of Orange SA shares: exercise of E. On put option	3		—	—	(950)
Exercise of the call option on NTL preferred shares			—	—	(1,092)
Change in net cash following the full consolidation of TP Group			—	—	144

Cash paid for investment securities and acquired business, net of cash acquired			(23)	(41)	(184)
Investments in affiliates	11		(14)	(35)	(146)
Proceeds on the sale of PagesJaunes shares	3		1,443	—	—
Proceeds on the sale of Orange Denmark shares	3		610	—	—
Proceeds on the sale of STM shares	3		472	—	—
Net impact of the sale of Wind shares	3		—	1,537	—
Net impact of the sale of Casema shares	3		—	498	—
Sale of Eutelsat and investment in BlueBirds	3		—	373	—
Proceeds on the sale of Sprint PCS shares	12		—	286	—
Sale of TDF sub-group and investment in Tower Participations	3		—	—	1,290
Proceeds from sales of investment securities and businesses, net of cash transferred	3-11-12		191	352	146
Decrease/(increase) in marketable securities and other long-term assets	19		1,630	(2,041)	(673)

Net cash used in investing activities	(b	)	(5,564)	(3,737)	(11,514)

(Amounts in millions of euros)			Year ended December 31,
	Note		2004	2003	2002
FINANCING ACTIVITIES
Issuance of long-term debt	16		7,987	7,398	4,394
Repayment of long-term debt	16		(13,009)	(18,100)	(3,380)
Repayment of Tele Invest debt	2-3-16		(1,902)	—	—
Increase/(decrease) in bank overdrafts and short-term borrowings	16		599	(9,079)	(1,077)
Decrease/(increase) in cash collateral (2)	16		(219)	(551)	—
Non refundable funds and equivalents (TDIRA)	26		(130)	(794)	—
UMTS vendor financing			—	(531)	271
Capital increase	25		—	14,894	—
Minority shareholders' contributions			105	14	70
Dividends paid to minority shareholders	25		(144)	(119)	(77)
Dividends paid	25		(710)	—	(395)

Net cash used in financing activities	(c	)	(7,423)	(6,868)	(194)

Increase/(decrease) in cash and cash equivalents	(d)=(a)+(b)+(c	)	(169)	717	131
Effect of changes in interest rates on cash and cash equivalents			22	(186)	(255)
Cash and cash equivalents at beginning of period			3,350	2,819	2,943

Cash and cash equivalents at end of period			3,203	3,350	2,819

(1) Changes were previously recorded under "Decrease/(increase) in other receivables" for €(434) million for the year ended December 31, 2002.

(2)    Changes were previously recorded under "Decrease/(increase) in other receivables/Increase (decrease) in accrued expenses and other payables" for €(587) million for the year ended December 31, 2002.

Supplementary disclosures
(3)Increase/(decrease) in fixed asset vendors			(80)	(16)	(368)
Cash paid during the period for:
. Interest			(3,251)	(3,739)	(3,681)
. Income taxes			(769)	(325)	(959)
. Interest on perpetual bonds redeemable for shares (TDIRA)			(14)	(24)	—

The accompanying notes are an integral part of the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These financial statements were presented to the Board of Directors on February 9, 2005.

NOTE 1 - DESCRIPTION OF BUSINESS

The France Telecom Group (“France Telecom”), including in particular its main subsidiaries Orange, TP Group (the Polish telecommunications operator TP SA and its subsidiaries), Equant and PagesJaunes, is one of the leading telecommunications operators in Europe and the principal telecommunications operator in France. France Telecom provides consumers, businesses and other telecommunications operators with a wide range of services including fixed line and mobile telecommunications, data transmission, Internet and multimedia, and other value added services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of France Telecom are prepared in accordance with French generally accepted accounting principles according to Standard 99-02 of the French Accounting Standards Committee (“Comité de la Réglementation Comptable” -CRC).

2.1 FIRST-TIME APPLICATION OF NEW ACCOUNTING STANDARDS AND REGULATIONS

Scope of consolidation

CRC Standard 04-03 of May 4, 2004

The Financial Security Law (“Loi de Sécurité Financière”) of August 1, 2003 includes an accounting provision that eliminates the requirement of owning shares in a controlled company in order for the company to be consolidated. This accounting provision amended the provisions of CRC Standard 04-03 applicable from January 1, 2004, and led France Telecom to fully consolidate at January 1, 2004 Tele Invest and Tele Invest II, companies belonging to the Kulczyk Holding consortium which acquired TPSA shares, and vehicles used in the context of receivables securitization programs.

The first-time application of this Standard to Tele Invest and Tele Invest II led to a €519 million reduction in minority interests (see Note 24), corresponding to the 13.57% interest these companies held in TPSA, a €699 million increase in goodwill net of amortization (see Note 8), a €66 million decrease in consolidated shareholders’ equity including translation adjustments (see Note 11), and a €2,155 million increase in gross borrowings for the Group (see Note 16). The impact of this consolidation in 2004 was a charge of €43 million in respect of the amortization of goodwill, €99 million in financial charges and no charges to the provision for risk recognized in a prior accounting period (€870 million at December 31, 2003), which was written back to shareholders’ equity at January 1, 2004. This consolidation did not impact the interim balances in the cash flow statement.

At January 1, 2004, the first-time application of this Standard to the Group’s securitization programs led to: (i) an increase of €3,143 million in “Trade accounts receivable, less provisions” due to the inclusion of receivables sold under this heading; a decrease of €1,718 million in “Other long-term assets, net” corresponding to net residual interest, and an increase of €41 million in marketable securities, and (ii) under liabilities, an increase of €1,462 million in “Other short-term borrowings” and an increase of €4 million in shareholders’ equity. The Group has also recorded €50 million in financial charges and a simultaneous decrease in the costs of receivables sales (see Note 6). The consolidation of the Group’s securitization vehicles at January 1, 2004 was confirmed by Opinion 2004-D of October 13, 2004 issued by the Urgent Issues Taskforce (Comité d’Urgence”), regarding the consolidation of Fonds communs de créances (mutual funds) and foreign entities.

At December 31, 2004, the net amount of receivables sold was €2,870 million, compared with €3,143 million at December 31, 2003, and net residual interest amounted to €1,455 million, compared with €1,718 million at December 31, 2003.

Personnel

Recommendation 03-R.01 of April 1, 2003 of the French National Accounting Board (“Conseil National de la Comptabilité”—CNC) relating to the rules for accounting for and the measurement of pension obligations and similar benefits and CNC statement of July 22, 2004 specifying terms and conditions for first-time application

This Recommendation establishes rules relating to the accounting treatment and measurement of pension obligations and is applicable from January 1, 2004. Its scope covers post-employment benefits, other long-term benefits, compensation indemnities for employment terminations and the related social security charges and tax contributions. At January 1, 2004, France Telecom’s accounting and measurement of pension obligations and similar benefits were in compliance with this Recommendation.

The application of these rules has led to a €325 million reduction in shareholders’ equity net of the tax effect, including €302 million relating to early retirement programs for civil servants classified under “Employment termination benefits”, and €23 million relating to early retirement programs for contractual employees also included under this heading. In previous periods, these benefits were classified as pension obligations. The CNC’s statement issued in the second half of 2004 also led the Group to book additional actuarial adjustments as a deduction from shareholders’ equity in an amount of €18 million.

Comité d’Urgence Opinion 2004-F of October 13, 2004, relating to the accounting treatment of individual rights to training (“Droit individuel à la formation” - DIF).

This Opinion considers expenditure incurred in respect of employees’ individual rights to training as consideration for employees’ future, and not past, services, and therefore as a short-term obligation under the CRC Standard on liabilities.

As a result, where an agreement has been reached between the Company and the employee on a forthcoming training schedule, any expenditure incurred in this respect is recorded as a current expense, and no provision is recognized, although the credit of training hours available will be disclosed in the notes to the financial statements, together with the number of training hours still to be claimed.

In certain limited cases, such as a claim for individual training leave (“CIF”), resignation or dismissal, where these expenses cannot be treated as consideration for future services, a provision is recognized in the related period as soon as the obligation towards the employee becomes more probable than not in accordance with the CRC Standard on liabilities.

In accordance with these provisions, Note 28 to the financial statements discloses training rights still to be claimed by employees.

Volume-based or time-based incentives and loyalty programs

Comité d’Urgence Opinion 2004-E of October 13, 2004 relating to the accounting treatment of volume-based or time-based sales incentives (rebates, free or discounted goods and services) granted by companies to their customers

This Opinion, effective immediately, sets out the rules for accounting for volume-based or time-based incentives (rebates, free or discounted goods and services) granted by companies to their customers. The scope of this opinion includes sales incentives based either on time or volume which grant benefits to be redeemed in the future by the customer. The nature of the award can either be a reduction of price or a free product or service. In light of this recent interpretation, all existing programs within France Telecom under which benefits or reductions are granted to customers have been reviewed. As a result, loyalty programs with a contract renewal obligation which compels customers to commit for a further term are now treated in a similar way to loyalty programs without contract renewal obligations, for which an accrual was recognized against revenues. The impact net of the tax effect on shareholders’ equity at January 1, 2004 was €(195) million. In the 2004 statement of income, the impact is €(73) million on operating income and €(48) million on net income for the year.

Assets

Standards applicable from January 1, 2004

CRC Standard 03-05 of November 20, 2003 relating to the accounting treatment of website development costs

This Standard sets out the accounting treatment of website design and development costs detailing the rules and conditions applicable for capitalization of such costs. CRC Standard 03-05 is applicable to financial years commenced since January 1, 2004. However, as France Telecom already applies similar terms and conditions to those set out in the Standard, its application should not have a material impact on net income or shareholders’ equity.

CNC Recommendation 03-R-02 of October 21, 2003 relating to environmental issues

This Recommendation sets out the provisions of the European Commission Recommendation of May 30, 2001 relating to the “recognition, measurement and disclosure of environmental issues in the annual accounts and annual reports of companies”. The CNC Recommendation is applicable to accounting periods commenced since January 1, 2004. It does not amend the rules applicable to the accounting treatment of environment-related liabilities, but aims to achieve greater harmonization of the type of environmental disclosures made by different companies.

Standards applicable from January 1, 2005

The afore-mentioned CRC Standards, set for first-time application on January 1, 2005, were drawn up with the aim of harmonizing French accounting standards with International Financial Reporting Standards (IFRS). As the France Telecom Group will publish its consolidated financial statements under IFRS from January 1, 2005, the Group did not choose an early application of these standards.

CRC Standard 2004-06 of November 23, 2004 relating to the definition, accounting treatment and measurement of assets.

This Standard endorses the provisions of CNC Opinion 2004-15 of June 23, 2004 relating to the definition, accounting treatment and measurement of assets. This Opinion was drawn up with a view to bringing French accounting standards into line with IFRS (IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets, IAS 2 Inventories and IAS 23 Borrowing Costs).

Tax

CRC Standard 02-10 of December 12, 2002 on depreciation, amortization and impairment of assets

This Standard redefines the notions of depreciation, amortization and impairment and indicates the circumstances when an impairment test should be performed on property, plant and equipment and intangible assets.

Comité d’Urgence Opinion no. 2005-A on the accounting treatment of the exceptional 2.5% tax on long-term capital gain special reserves (article 37 of the amended French Finance law no. 2004-1485 of December 30, 2004).

The Comité d’Urgence issued an Opinion on accounting for the exceptional 2.5% tax on long-term capital gain special reserves. France Telecom recognized a provision in accordance with this Opinion for an amount of €2 million (see Note 7).

2.2 PRESENTATION OF THE FINANCIAL STATEMENTS AND EARNINGS PER SHARE DATA

The consolidated financial statements are prepared in euros.

•	Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan are broken down by function as follows:

-	the cost of services and products sold represents the cost of services and products sold during the accounting period;

-	selling, general and administrative expenses reflect, respectively, the expenses resulting from the actions undertaken by the Company to sell its products and services, and the expenses incurred related to support functions (management, accounting, human resources, purchasing, strategy, etc.);

-	research costs include original work organized and conducted to gain understanding and new scientific or technical knowledge. Development costs include the implementation, prior to the commencement of commercial production or internal use, of plans and designs for the production of materials, appliances, products, processes, systems or new or highly improved services, based on research findings or knowledge acquired.

•	Operating income before depreciation and amortization (“REAA”) represents the difference between revenues and operating expenses before depreciation and amortization and amortization of actuarial adjustments in the early retirement plan. Operating income corresponds to REAA after depreciation, amortization and provisions, and amortization of actuarial adjustments in the early retirement plan.

•	The costs resulting from the discounting of the Group’s commitments under the French early retirement plan and from the French legal employee profit-sharing plan are presented as two separate line items in the consolidated statement of income after operating income.

•	“Other non-operating income/(expense), net” relates mainly to gains and losses on the disposal of consolidated subsidiaries and investment securities including the dilution impacts and the change in provisions set aside in respect of investment and marketable securities, dividends received, and movements in restructuring provisions. This heading also includes items which are considered material in relation to the scope of ordinary activity (real estate, commercial receivables, etc).

•	The goodwill amortization charge concerns the goodwill relating to fully and proportionally consolidated companies as well as investments accounted for under the equity method.

•	Assets and liabilities are classified on the balance sheet based on liquidity or maturity dates with short-term balances (due within one year) presented separately from long-term balances.

•	In the statement of cash flows, changes in bank overdrafts and in marketable securities with maturities in excess of three months at the time of purchase are not included as part of operating activities. Changes in these items are presented under financing and investing activities.

France Telecom discloses both basic earnings per share and diluted earnings per share. The number of shares used for the calculation of diluted earnings per share takes into account the conversion into ordinary shares of existing potentially dilutive instruments at the year-end, including any stock options relating to the liquidity contract that France Telecom has established for Orange and Wanadoo option holders (see Note 25.4). Diluted earnings per share are calculated based on consolidated net income adjusted for the financial impact of dilutive instruments and their effect on employee profit-sharing, net of the related tax effect. When the earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares recorded as a reduction in consolidated shareholders’ equity are not included in the calculation of earnings per share.

2.3 CONSOLIDATION PRINCIPLES

The main consolidation principles are as follows:

•	subsidiaries which France Telecom controls, either directly or indirectly, are fully consolidated;

•	investments in which France Telecom and a limited number of other shareholders exercise joint control are accounted for using the proportionate consolidation method;

•	investments over which France Telecom exercises significant influence but does not control (generally a 20% to 50% interest), are accounted for under the equity method;

•	material inter-company balances and transactions are eliminated in consolidation.

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro—except those subsidiaries operating in hyperinflationary economies—are translated into euros as follows:

•	assets and liabilities are translated at the year-end rate;

•	items in the statement of income are translated at the average rate for the year;

•	the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

The local currency financial statements of foreign subsidiaries operating in countries with high levels of inflation, but whose functional currency is not hyperinflationary, are re-measured into their functional currency, prior to translating into euros, using the following method:

•	monetary balance sheet items are translated at the year-end rate;

•	non-monetary balance sheet items are translated at the historical rate;

•	items in the statement of income are translated at the average rate for the year except for charges to and reversals of depreciation, amortization and provisions, which are translated at the historical rate;

•	the translation adjustment resulting from the use of these different rates is recorded in the statement of income as an exchange gain or loss.

The financial statements of subsidiaries re-measured into their functional currency as described above are then translated into euros using the method applied to other foreign subsidiaries of France Telecom which do not operate in countries with high levels of inflation.

The financial statements of foreign subsidiaries operating in countries with high levels of inflation, and whose functional currency is hyper-inflationary, are adjusted for inflation prior to translating into euros, as follows:

•	non-monetary balance sheet, statement of income and cash flow items are adjusted for inflation based on the change in a general price index from the date of acquisition to the balance sheet date;

•	the gain or loss on the subsidiary’s net monetary position during the accounting period (determined on the basis of the change in the price index over the same period) is recognized in the statement of income as an exchange gain or loss;

•	the differences resulting from the application of the index of prices in force at the balance sheet date to monetary and non-monetary items reflected in the opening balance sheet are recorded as a separate component of shareholders’ equity.

The financial statements of foreign subsidiaries previously adjusted for inflation as described above are subsequently translated into euros as follows:

•	assets, liabilities, statement of income and cash flow items are translated at the year-end rate;

•	the translation gains and losses resulting from the use of the year-end exchange rate to translate assets and liabilities presented in the opening balance sheet are recorded as a separate component of shareholders’ equity.

Purchase accounting and goodwill

Upon acquisition of a business, the purchase price of the shares is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired. The fair value of identifiable intangible assets such as trademarks, licenses and customer relationships is determined using generally accepted methods based on the income, cost or market value.

The excess of the purchase price over the fair value of identifiable assets and liabilities of the business acquired is recorded in the consolidated balance sheet under the heading “Goodwill” for fully and proportionally consolidated entities and is included in the heading “Investments accounted for under the equity method” for entities over which France Telecom exercises significant influence.

Goodwill related to foreign companies is recorded as an asset in the functional currency of the foreign company.

Where there is a partial disposal of shares in fully or proportionally consolidated companies, the cost of the assets sold includes the related portion of goodwill disposed of, which is removed from the balance sheet at the time the partial disposal is recorded, be it through a direct sale in exchange for another asset or through a dilution.

The amortization period for goodwill, usually ranging from 5 to 20 years, is determined by taking into consideration the specific nature of the business acquired and the strategic value of each acquisition.

France Telecom carries out a review of the recoverable value of goodwill at least annually and more frequently when events or circumstances occur indicating that an impairment may exist. Such events or circumstances include significant, other than temporary, adverse changes in the business environment, or in assumptions or expectations considered at the time of the acquisition.

France Telecom generally analyses recoverable value based on the grouping of its activities within its principal sub-groups:

•	acquired mobile activities of Orange plc and those held previously by France Telecom;

•	Equant activities;

•	activities of Wanadoo relating to the Internet segment;

•	Wanadoo directory activities;

•	TP Group activities.

France Telecom considers that this level of analysis reflects:

•	the fact that the entities concerned have similar businesses or markets (technology, trademarks, customers, marketing);

•	the fact that the entities share common resources (IT platforms, R&D, management, financing);

•	the strategic premiums accepted by France Telecom to acquire these activities in order to group them with those held previously within coherent sub-groups in order to benefit from increased growth potential.

For other consolidated companies and equity accounted companies, recoverable value is assessed on an individual basis.

In order to determine whether or not an impairment loss should be recognized, the consolidated carrying value of the activity is compared with its recoverable value. Recoverable value is the higher of realizable value or the value in use.

Realizable value is determined as the best estimate of the selling price of an asset in an arm’s length transaction, adjusted for costs directly attributable to the disposal of the asset. This estimate is determined on the basis of available market information taking into account specific circumstances.

Given the short-term volatility of stock market valuations and the strategic nature of its investments, France Telecom mainly uses the discounted cash flow method when assessing value in use. Discounted cash flows are determined using assumptions regarding economic conditions, regulations, license renewals and operating conditions forecasts used by the Management of France Telecom, as follows:

•	the cash flows used are based on business plans resulting from the planning process, over an appropriate timeframe of between 5 and 10 years;

•	beyond this timeframe, cash flows are extrapolated by applying a perpetual rate of growth specific to each activity;

•	cash flows are discounted using rates appropriate to the nature of the activities concerned.

Where a disposal has been decided, the recoverable value is determined based on the realizable value.

2.4 OTHER ACCOUNTING METHODS

Transactions in foreign currencies

Foreign currency denominated monetary balances, except for those hedged by currency swap contracts, are translated at the year-end rate.

Unrealized gains and losses on foreign currency denominated monetary balances are recognized in the statement of income for the period, except for those hedged by currency swap contracts and those arising on liabilities effectively hedged by assets in the same currency.

Revenue recognition

France Telecom’s principal sources of revenue are recognized as follows:

•	revenues from telephone subscriptions or Internet access are recognized on a straight-line basis over the invoicing period;

•	revenues from incoming and outgoing traffic are recognized when the service is rendered;

•	revenues from sales of telecommunications equipment—net of discounts and similar commissions granted to distributors—and connection charges are recognized upon delivery to the customer or activation of the line, as appropriate;

•	revenues from Internet advertising are recognized over the period that services are provided. Since 2003, the same applies to revenues from the sale of advertisements in electronic directories. Revenues from advertisements in printed directories are recognized when directories are published;

•	revenues from the sale of transmission capacity in terrestrial and submarine cables (indefeasible rights of use—IRU) are recorded in the statement of income on a straight-line basis over the duration of the contract;

•	revenues from value added services are presented net of payments to the providers of these services when the service provider is responsible for the contents thereof and for determining the price paid by the subscriber (shared revenue services).

Barter transactions on goods or services

Barter transactions performed are recorded only when their value can be determined, and in this case are recorded at the fair value of the goods or services either provided or received, whichever is more readily determinable in the circumstances, irrespective of whether or not the goods bartered are similar. The fair value is determined by reference to non-barter sales, i.e. similar sale transactions of the Company with other third parties in identical conditions, the fair value of which can be measured reliably. If fair value cannot be estimated reliably, the transaction is valued either at the book value of the asset given in the exchange or at a nil value.

Customer acquisition and retention costs

Customer acquisition and retention costs, other than those incurred in connection with the customer loyalty program, are expensed as incurred.

When retention costs form part of a loyalty program, commitments relating to these programs are deducted from revenues as and when the related rights are acquired by the customer. From January 1, 2004, in accordance with CNC Standard 2004-E of October 13, 2004, loyalty programs with a contract renewal obligation which compels customers to commit for a further term are now treated in a similar way to loyalty programs without contract renewal obligations.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred and amounted to €1,077 million for the year ended December 31, 2004 (€1,063 million in 2003).

Research and development

Research and development costs are expensed as incurred.

Website development costs

Website development costs are capitalized when all of the following conditions are met:

•	the website has serious chances of being technically successful;

•	the company intends to complete the website in order to use or sell it;

•	the company has the ability to use or sell the website;

•	the website will generate future economic benefits;

•	the relevant resources (technical, financial and others) are available to the company to complete the development of the website and to use or sell it;

•	the company has the ability to reliably measure the expenditures attributable to the website during its development.

Website development costs are expensed as incurred or capitalized depending on the development stage of the sites:

•	upstream research costs are expensed as incurred;

•	costs related to the development and creation of the design are capitalized if they meet the definition criteria for an asset;

•	costs incurred following completion of the website are expensed except if they allow the website to generate additional future economic benefits and if the attributable costs can be measured reliably.

Trade accounts receivable

France Telecom does not consider itself to be exposed to a concentration of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers). Provisions are recorded on the basis of an evaluation of the risk of non-recovery of receivables. These provisions are based on an individual or statistical risk assessment.

Since January 1, 2004, entities to which commercial receivables are transferred under securitization programs have been consolidated.

Cash and cash equivalents

Cash and cash equivalents consist of immediately available cash and short-term investments with maturities of generally three months or less at the time of purchase. They are stated at cost, which approximates fair value.

Marketable securities

Marketable securities are valued at cost. When necessary, a provision is recorded on an investment-by-investment basis to adjust this value to the average market value over the month prior to period-end or their probable realizable value for securities not publicly traded.

Inventories

Inventories are stated at the lower of cost or probable net realizable value, taking into account future revenue expected from new subscriptions relating to mobile handset sales. Cost represents either acquisition or production cost and is generally determined using the weighted average cost method.

Other intangible assets

Other intangible assets include trademarks, customer relationships, licenses, submarine cable link access rights and patents.

Trademarks and customer relationships are recorded at cost, which is usually determined at the time of the goodwill allocation using generally accepted methods such as those based on revenues, costs or market value.

Trademarks and customer relationships are not amortized, but are subject to impairment tests (see below – Impairment of long-lived assets).

Licenses to operate mobile networks are recorded at historical cost and amortized on a straight-line basis from the date on which the network concerned is technically ready for the effective marketing of services. The right to operate a third generation mobile network (UMTS) in France is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. Pursuant to the Opinion issued by the CNC’s Comité d’Urgence, the variable portion of these royalties (equal to 1% of the eligible sales generated by the third generation network) will be expensed as incurred. Financial charges related to financing mobile telephone licenses, such as UMTS licenses, are expensed as incurred.

Indefeasible Right of Use (IRU) is the right to use cable or transmission capacity (on land and submarine cables) for a specific period of time. IRUs are capitalized if France Telecom benefits from the right to use a specific portion of the underlying asset and if the period of time covered by such right represents the major part of the economic life of the underlying asset. IRUs that do not meet these requirements are accounted for as service agreements.

Property, plant and equipment

Assets transferred from the French State on January 1, 1991 upon the creation of France Telecom as a public sector operator were recorded at net values in the balance sheet jointly approved by the Telecommunications Ministry and the Ministry of Economy and Finance.

Property, plant and equipment acquired since that date are recorded at historical cost of acquisition or at production cost. Cost of networks includes planning and construction costs, as well as expenses incurred for improving the capacity of equipment.

Costs of dismantling and removing assets and restoring sites on which assets are located are included in the cost of the corresponding fixed assets.

Accrued interest on borrowings taken out to finance construction and development of assets is, from January 1, 2000, capitalized as part of the cost of such assets during the construction period.

Repair and maintenance costs are expensed as incurred, except to the extent that they increase productivity or extend the useful life of an asset.

Depreciation of property, plant and equipment is calculated on the basis of the pattern in which the related asset’s future economic benefits are expected to be consumed. On this basis, the straight-line method is generally used with the following useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission equipment and other network equipment	5 to 10 years
Cables and public infrastructure	15 to 20 years
Computers and software (excluding network software)	3 to 5 years
Other	3 to 14 years

Investment subsidies

France Telecom may receive non-repayable investment subsidies in the form of capital projects funded directly or indirectly by third parties, primarily local and regional authorities. Subsidies are recorded as a reduction of the cost of the property, plant and equipment financed and, consequently, are recognized in the statement of income according to the pattern in which the related asset’s future economic benefits are expected to be consumed.

Finance leases

Assets financed under leases which transfer the risks and rewards of ownership to France Telecom are recorded under property, plant and equipment with a corresponding entry in the liabilities side of the balance sheet for the related debt. Leases are classified as finance leases if they fulfill any one of the following conditions:

–	the lease transfers ownership of the asset to the lessee by the end of the lease term;

–	the lessee has the option to purchase the asset and the conditions of the option are such that it is reasonably certain at the inception of the lease that the option will be exercised;

–	the lease term represents the major part of the estimated economic life of the leased asset;

–	the present value of the minimum lease payments is close to the fair value of the leased asset.

Where France Telecom transfers the risks and rewards of ownership of an asset to a third party under a lease, the asset concerned is treated in the same way as if it had been sold.

Impairment of long-lived assets

An impairment charge is recorded for property, plant and equipment or intangible assets when, due to events and circumstances arising in the period (obsolescence, physical damage, significant changes in their usage, performance below forecast, decreasing revenues and other external indicators, etc.), their recoverable value appears durably lower than their carrying value. Recoverable value is the higher of realizable value or value in use.

Impairment tests are performed on groups of assets by comparing the recoverable value to the carrying value. When an impairment charge appears necessary, the amount recorded is equal to the difference between the carrying value and the recoverable value.

For assets to be held and used, the recoverable value is most often determined on the basis of the value in use, representing the value of future economic benefits expected to flow from their use and disposal. Recoverable value is assessed notably by reference to discounted future cash flows determined using economic assumptions and operating condition forecasts used by the Management of France Telecom or by reference to the replacement cost for used equipment or to the cost of alternative technologies.

For assets to be disposed of, the recoverable value is determined on the basis of the realizable value, which in turn is assessed on the basis of market value.

Investment securities

Investment securities are stated at cost, including any direct acquisition expenses. A provision for impairment is recorded when the value in use, based upon Management’s analysis, appears to be less than the carrying value, on the basis of different criteria such as market value, the outlook for development and profitability, and the level of shareholders’ equity, taking into account the specific nature of each investment.

Deferred income taxes

Deferred income taxes are recorded on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, as well as those arising from loss carryforwards. A valuation allowance is recorded for deferred tax assets to the extent that the recovery of those assets is not considered probable.

France Telecom uses the liability method under which deferred taxes are measured by applying the tax rates enacted at the balance sheet date, as applicable at the time the temporary difference is expected to reverse. Deferred tax assets and liabilities are discounted when the effect of discounting is material and the timing of reversals can be estimated reliably.

No deferred tax liability or asset is recorded as a result of the elimination of internal gains on disposal of shares of consolidated companies or the elimination of tax deductible provisions for impairment or provisions for risk and charges related to these shares, except if net deferred tax assets were recognized at the same time as tax loss carryforwards of these companies.

Debt issuance costs

Debt issuance costs are capitalized and amortized over the term of the related debt instrument.

Costs of capital increases

In accordance with Opinion 2000-D issued by the CNC’s Comité d’Urgence, the external costs directly related to capital increases are deducted from the additional paid-in capital, net of any tax savings generated. Other costs are expensed as incurred.

Non refundable funds and equivalents

When, based on the terms of the contract or on the economic conditions at the time of issuance, an interest-bearing financial instrument is not redeemable at the option of the lender or if it is redeemable for equity instruments, this instrument is shown under the heading “Non-refundable funds and equivalents.”

The perpetual bonds redeemable for shares (“TDIRA”) issued on March 3, 2003 by France Telecom are included under this heading.

Treasury share transactions

Treasury shares held by France Telecom are recorded at acquisition cost as a reduction in shareholders’ equity, except for those held for share price stabilization transactions or for the purpose of attribution to holders of stock options (including under the liquidity contract), which are recorded as marketable securities. Gains and losses on disposals of treasury shares recorded as a reduction in shareholders’ equity are recorded in consolidated retained earnings net of tax and, where applicable, net of any related discounting provision. In the statutory financial statements of France Telecom SA, provisions recorded for impairment of treasury shares held within investment securities, as well as provisions for risk relating to commitments to repurchase treasury shares, are eliminated in consolidation.

Derivatives

France Telecom manages interest rate and foreign currency risks using derivative financial instruments including interest rate swaps, caps and floors, foreign exchange futures contracts on organized forward markets, forward exchange contracts, currency swaps and currency options. All such instruments are entered into for hedging purposes.

Gains and losses resulting from the use of these instruments are recorded in the consolidated statement of income on a symmetrical basis with the losses and gains on the underlying transaction being hedged:

•	differences between interest receivable and interest payable on swaps, caps and floor designated as hedges, as well as premiums paid for these operations or discounts, are recorded in the consolidated statement of income over the life of the contract as an adjustment to financial charges;

•	initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in income over the life of the contract as an adjustment to financial charges. Subsequent gains and losses generated on these contracts due to exchange rate fluctuations are recorded as exchange rate adjustments resulting from the item hedged;

•	gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

Certain transactions in compliance with France Telecom’s hedging policy do not qualify as hedge transactions for accounting purposes. Such transactions are evaluated as follows:

•	for operations on organized markets, margin calls are recorded directly in the statement of income;

•	net unrealized losses on over-the-counter instruments are fully provided for;

•	unrealized gains on over-the-counter instruments are recorded only upon unwinding of the position.

Provisions for risks and charges

Provisions are recorded when, at the year-end, France Telecom has an obligation with respect to a third party for which it is probable or certain that there will be an outflow of resources, without at least an equivalent return expected from that third party.

This obligation may be legal, regulatory or contractual in nature. It may also result from the practices of France Telecom or from public commitments having created a legitimate expectation on the part of such third parties that France Telecom will assume certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure that France Telecom will probably have to bear to settle its obligation. If no reliable estimate of the amount can be made, no provision is recorded; a disclosure is therefore provided in the notes to the financial statements.

Contingent liabilities, representing obligations which are neither probable nor certain at the year-end, or probable obligations for which a cash outflow is not probable, are not recorded. Information about such contingent liabilities is presented in the notes to the financial statements.

In accordance with the transitional provisions established by CRC Standard 00-06 on liabilities, CRC Standard 02-10 and CRC Standard 03-07, applicable up to January 1, 2005, provisions for major repairs can be divided into two categories:

-	expenditure intended to fully or partly replace existing fixed assets;

-	expenditure scheduled for multi-annual major repair or overhaul plans, in accordance with the applicable laws or regulations or with the Company’s standard procedures, with the sole aim of verifying the proper working order of assets and providing maintenance services without extending the useful life of the assets beyond that originally assessed.

As regards the first category of expenditure, France Telecom capitalizes the cost of replacing existing assets. France Telecom is not exposed to the second category of expenditure in a material amount.

Securitization of future receivables

Sales of future receivables are recorded as a liability in the balance sheet.

Pension obligations and similar benefits

•	Post-employment benefits

-	Pension plan for French civil servants

Civil servants employed by France Telecom are eligible to receive retirement benefits from the pension plan for civil servants and military personnel, which is administered by the French State.

The “France Telecom Law” – or “FT” law (French law no. 96-660 of July 26, 1996) states that France Telecom’s obligation is limited to a defined annual contribution. As a result, France Telecom has no additional liability either for shortfalls that might arise in the pension plan for its civil servant employees, or for pension or other plans of other civil servants.

-	Retirement indemnities and related obligations

In certain countries, legislation requires that lump sum retirement indemnities be paid to employees at certain periods or at retirement based upon their years of service. The actuarial cost of this obligation is charged annually to income over the employees’ service lives. The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

-	Other retirement plans

Where defined benefit plans exist, the actuarial cost of the related obligation is charged annually to income over the employees’ service lives. The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

The costs relating to defined benefit plans are expensed as incurred.

-	Post-retirement benefits other than pensions

France Telecom has commitments to provide certain additional post-retirement benefits such as telephone equipment, healthcare cover and various other benefits to retirees. France Telecom recognizes the expected actuarial cost of these post-retirement benefits in the consolidated statement of income over the service lives of the eligible employees.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income over the average remaining service lives of employees.

•	Other long-term benefits

Other long-term benefits that could be granted by France Telecom consist primarily of long-service awards and long-term paid leave which are estimated on the basis of actuarial assumptions. France Telecom records the estimated actuarial cost of these commitments over the active life of the employees concerned.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income in the year in which such changes occur.

•	Employment termination benefits

-	Early retirement plan for French civil servants

In accordance with the “FT law”, France Telecom has introduced an early retirement plan for civil servants and other employees in France. The plan provides that until December 31, 2006, civil servants and other employees working for France Telecom who reach the age of 55 and have 25 years’ service, may elect for early retirement. Between the early retirement age of 55 and the normal retirement age of 60, participants will receive 70% of their salary. In addition, participants receive a lump sum indemnity, which amounts to one year of early retirement salary if they elect for early retirement at the age of 55. This indemnity declines progressively as the age at which they elect to retire approaches the normal retirement age.

This scheme, which was previously classified as a defined benefit pension plan, has been reclassified as employment termination benefits in accordance with new French accounting standards.

The amount booked as a provision in respect of France Telecom’s liability under this scheme is determined based on actuarial assumptions (see Note 22).

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income in the year in which such changes occur.

-	Other employment termination benefits

Where applicable, other employment termination benefits are also determined on an actuarial basis and a provision charged against income for the amount of the related obligation.

The effect of changes in actuarial assumptions is accounted for in the consolidated statement of income in the year in which such changes occur.

Stock option plans

Grants of share subscription options and share purchase options are not recorded in the consolidated statement of income.

-	Plans managed by France Telecom Group subsidiaries

Shares of subsidiaries issued upon exercise of subscription options granted to employees are recorded as a share capital increase, based on the exercise price of the options, creating a dilution impact in France Telecom’s financial statements. When a dilution loss is probable and quantifiable, a provision is recorded.

With regard to share purchase options, a provision is recorded to the extent that the acquisition cost of the shares purchased to service the exercised options is higher than the exercise price of the options.

Social security charges relating to stock option plans are provided for by the subsidiaries concerned when it is probable that the options will be exercised.

2.5 USE OF ESTIMATES

France Telecom’s reported financial position and results of operations are sensitive to accounting methods, assumptions, estimates and judgments that underlie the preparation of the financial statements. France Telecom bases its estimates on its past experience and on various other assumptions deemed reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Due to different assumptions and situations, actual results may differ significantly from these estimates.

The positions taken by France Telecom in application of these accounting principles, the estimates made by Management and the sensitivity of the reported results to circumstances and assumptions used by Management, are factors to be taken into consideration when reading the financial statements of France Telecom.

The preparation of financial statements in conformity with French generally accepted accounting principles requires the Management of France Telecom to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and other intangible assets, investment securities as well as the description of liquidity.

NOTE 3 - MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES AND CHANGES IN SCOPE OF CONSOLIDATION

Details of the main transactions carried out in the year ended December 31, 2004 are as follows:

YEAR ENDED DECEMBER 31, 2004

Main acquisitions

Acquisition of Wanadoo SA shares through public offers

Further to a simplified mixed public tender and exchange offer (“offre publique mixte simplifiée d’achat et d’échange”) for Wanadoo shares launched on February 25, 2004, France Telecom acquired 370,267,396 additional Wanadoo shares on May 3, 2004, raising its ownership in Wanadoo to 1,426,228,769 shares, representing 95.94% of the outstanding shares of Wanadoo. In exchange for those shares, France Telecom issued 64,796,795 new France Telecom shares (see Note 25), representing a total acquisition cost of €1,344 million based on France Telecom’s closing share price of €20.75 on April 28, 2004, the date on which the French Financial Markets Council (“Conseil des Marchés Financiers” – CMF) published the results of the offer, and €1,805 million in cash.

On June 29, 2004, France Telecom filed a public tender offer (“offre publique de retrait”) followed by a compulsory purchase procedure (“retrait obligatoire”) relating to outstanding shares in Wanadoo, at a price of €8.86 per share. The tender offer subsequently ran from July 12, 2004 to July 23, 2004, and the compulsory purchase procedure took place on July 26, 2004. By acquiring a total of 62,429,567 shares for the sum of around €553 million, France Telecom gained 100% ownership of Wanadoo.

The expenses incurred in respect of these acquisitions were capitalized as part of the acquisition cost of securities in the amount of €15 million before tax.

As indicated in Notice 2004-2409 issued by Euronext Paris SA on July 9, 2004, the Wanadoo shares were withdrawn from the Premier marché of Euronext Paris SA on July 26, 2004. As announced during the offer, the merger of Wanadoo SA into France Telecom was approved at the Ordinary and Extraordinary meeting of France Telecom shareholders on September 1, 2004.

The goodwill corresponding to the additional 29.10% of Wanadoo SA shares acquired by France Telecom (net of the dilutive impact) amounted to €1,238 million and is being amortized over 20 years.

Acquisition of Orange SA shares through public offers

Following the decision of the Paris Court of Appeal to reject the claims of certain minority shareholders, France Telecom proceeded with the compulsory purchase of the outstanding shares in Orange on April 23, 2004 based on the initial terms and conditions. As indicated in Notice 2002-1120 issued by Euronext Paris SA on April 6, 2004, the Orange shares were withdrawn from the Premier marché of Euronext Paris SA, as well as from the London Stock Exchange, on April 23, 2004.

The number of Orange shares finally acquired by France Telecom up to December 31, 2004 through the compulsory purchase procedure and the liquidity contract totaled 55,767,974 shares (at a cost of €469 million), increasing France Telecom’s ownership in Orange to 100%.

At December 31, 2004, the goodwill corresponding to the additional 0.98% of Orange SA shares acquired by France Telecom amounted to €221 million and is being amortized over 20 years.

Divestitures

Noos

On June 15, 2004, France Telecom sold its non-consolidated 27% interest in Suez-Lyonnaise Telecom (Noos) to Suez at a price of €1. At December 31, 2003, the value of this investment had been written down to zero in France Telecom’s 2003 financial statements. France Telecom offered no contractual guarantees as part of the disposal agreement.

PagesJaunes

In accordance with the provisions set out in the public exchange offer for Wanadoo shares and the information memorandum approved by the French stock exchange regulatory authority (“Autorité des Marché Financiers” - AMF) on June 21, 2004 under no. 04-614, in July 2004, when PagesJaunes shares were first traded on the Premier marché of Euronext Paris, Wanadoo placed 101,200,000 existing shares, representing 36.93% of the capital of PagesJaunes, with public investors. The placing price was set at €14.40 per share for institutional investors and €14.10 per share for private investors. In addition, 4,739,610 new PagesJaunes shares resulting from the capital increase reserved for employees were issued at the same time as the placement. Subsequent to these operations, France Telecom held 62% of PagesJaunes SA’s capital at December 31, 2004.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €1,443 million and the net gain on disposal before tax amounted to €201 million.

Bitco (Thailand)

On March 2, 2004, Orange reached an agreement with its partners in Bitco - True Corporation Public Company Limited (formerly Telecom Asia) and CP Group - on the partial sale of its interest in Bitco. The transaction, which was completed by the parties on September 29, 2004 at a price of 1 Thai baht per Bitco share, concerned 39% of Bitco’s share capital. Following the transaction, Orange’s interest in Bitco was reduced from 49% to 10% (see Note 11).

Under the above-mentioned agreement, Orange was fully released from all obligations and commitments in respect of the bridge loan taken out in 2002 by TA Orange Company Limited, Bitco’s 99.86%-owned subsidiary (see Note 28).

Orange Denmark

In accordance with an agreement entered into on July 7, 2004, Orange sold all of its activities operated under the Orange A/S banner in Denmark to TeliaSonera on October 11, 2004. The cash proceeds generated by France Telecom on this transaction amounted to €610 million, and the corresponding gain on disposal before tax was €22 million. Asset and liability warranties granted by France Telecom as part of this disposal agreement are capped at €90 million (see Note 28).

Radianz

In accordance with the agreement signed on October 21, 2004, Equant sold its 49% interest in Radianz to Reuters - its partner in the joint venture - for US$110 million in cash. Under the terms of the contract, Equant is released from all future funding commitments with respect to Radianz, and all the partnership agreements were terminated.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €89 million and the net gain on disposal before tax was €73 million.

STMicroelectronics

On March 9, 2004, France Telecom redeemed all notes exchangeable for STMicroelectronic NV (“STM”) shares which were due to mature on December 17, 2004 (see Note 17). Subsequently, the Group carried out a block sale of the 30 million shares initially underlying these notes on December 3, 2004. As a result, France Telecom indirectly sold all remaining interests in STM available at that date, i.e. 3.3% of STM’s capital (see Note 12). The net impact on cash of this transaction for France Telecom amounted to €472 million and the net gain on disposal before tax was €241 million.

At December 31, 2004 France Telecom indirectly held (via FT1CI – see Note 12) 26.42 million STM shares underlying notes redeemable for STM shares maturing on August 6, 2005 (see Notes 17 and 28).

Main changes in the scope of consolidation (see Note 2)

The main changes in the scope of consolidation result from the application of CRC Standard 04-03 dated May 4, 2004 (see Note 2).

Additionally, pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004, France Telecom acquired 10% less one share of TPSA’s capital, which was previously held by Tele Invest. The price paid by France Telecom to Tele Invest was €1,902 million, enabling the latter to fully repay its borrowing of the same amount. As indicated in Note 2, the interest in Tele Invest, which had been consolidated since January 1, 2004, was deconsolidated upon completion of this transaction.

YEAR ENDED DECEMBER 31, 2003

Main acquisitions

Acquisitions of Orange SA shares through public offers

Further to a public exchange offer, France Telecom acquired, on October 24, 2003, 604,463,050 additional Orange shares, raising its interest to 4,758,984,293 shares, representing around 98.78% of Orange’s capital and voting rights. In exchange for those Orange shares, France Telecom delivered 95,363,219 existing France Telecom shares and issued 170,600,523 new shares. The exchange ratio being 11 France Telecom shares for 25 Orange shares, the acquisition cost represented €5,652 million, based on France Telecom’s closing share price of €21.25 on October 16, 2003, the date on which the Conseil des Marchés Financiers published the results of the exchange offer.

On November 20, 2003, France Telecom launched a tender offer for the outstanding shares in Orange, followed by a compulsory purchase, at a price of €9.50 per Orange share. The tender offer was not extended to the United States and could not be accepted by holders resident there. The timetable for the tender offer as initially set by the CMF provided for a tender offer closing date of December 3, 2003 and the commencement of the compulsory purchase on December 4, 2003. The Association for the Defense of Minority Shareholders (“ADAM”) considered that the price offered in the tender offer was too low and on November 24, 2003 applied to the Paris Court of Appeal for the cancellation of the CMF’s notice accepting France Telecom’s tender offer followed by a compulsory purchase of the outstanding shares in Orange, as well as the approval (“visa”) by the Commission des Opérations de Bourse (COB) of the information memorandum relating to this offer. ADAM also applied for a stay of execution in relation to the CMF’s decisions. Further to these applications, the French stock exchange regulatory authority (“Autorité des Marchés Financiers “ -AMF) - which replaced the COB and the CMF - decided to extend the tender offer procedure period until the Paris Court of Appeal had issued its decision. At December 31, 2003 France Telecom had acquired 16,915,370 shares under the tender offer, representing €161 million, increasing its stake in Orange to 99.02%.

At December 31, 2003, goodwill corresponding to France Telecom’s additional 12.73% stake in Orange SA amounted to €2,790 million.

Main divestitures

Casema

In accordance with the agreement signed on December 24, 2002, France Telecom sold on January 28, 2003 100% of Casema to a group of financial investors made up of Carlyle, Providence Equity and GMT Communication Partners. The transaction valued the company, excluding borrowings, at €665 million.

This amount, paid in cash upon completion of the transaction, was partly allocated to repay bank borrowings amounting to €163 million at the time of the sale, including termination indemnities. The remaining amount of €502 million was used to settle the current account loans granted by France Telecom to Casema.

The net impact on cash of this transaction for France Telecom amounted to €498 million. The net gain on disposal before tax recognized in 2003 amounted to €16 million.

Eutelsat

On April 28, 2003, France Telecom sold its 23.11% stake in Eutelsat to BlueBirds Participations SARL (“BlueBirds”), in accordance with an agreement signed on February 4, 2003 with Eurazeo. This transaction valued France Telecom’s interest at €447 million. France Telecom reinvested €74 million to acquire 20% of BlueBirds, whose controlling shareholder is Eurazeo. Other financial investors also acquired interests to become minority shareholders of BlueBirds. The net cash proceeds generated by France Telecom as a result of the disposal amounted to €373 million. The net pre-tax gain amounted to €87 million, of which €14 million was recognized in 2003, representing the difference between the gain on disposal and the amount reinvested in BlueBirds, with the remaining balance being recorded as deferred income.

On distribution of the proceeds resulting from future divestment by BlueBirds of its Eutelsat shares, Eurazeo and the other financial investors (“B shareholders”) hold a preferential payment right until their initial investment reaches a 12% Internal Rate of Return (“IRR”). Once the 12% IRR threshold is reached by the B shareholders, France Telecom will receive in priority the remaining proceeds until it reaches the same IRR threshold on its investment. Thereafter, B shareholders regain their preferential payment rights until they reach a 20% IRR. Finally, the remaining proceeds will be shared by all shareholders.

France Telecom accounts for its investment in BlueBirds using the equity method. The carrying amount of its investment totals €52 million, which represents the amount of its investment net of the deferred gain on the 20% interest still indirectly held in Eutelsat. France Telecom’s interest in the net income of this company varies in relation to changes in France Telecom’s rights relating to BlueBirds’ net assets. This treatment is consistent with the preferential payment rights held by France Telecom and B shareholders. As France Telecom has no financial obligations towards Bluebirds, and since a portion of the gain on disposal has been deferred, the risk for France Telecom is nil.

In addition, France Telecom benefits from various rights - notably preemption rights and the right to receive fairness opinions - aimed at protecting its financial investment.

Wind

On July 1, 2003, France Telecom sold its interest in Wind to Enel. The disposal proceeds amounted to €1,537 million, broken down as €1,362 million of cash consideration for the 26.58% stake in Wind and €175 million representing the reimbursement of the shareholders’ loan granted to Wind.

At June 30, 2003, based on the final terms of the sale transaction, the provision for risk on Wind amounting to €303 million was reversed and a €33 million impairment provision was recognized in relation to France Telecom’s Wind shares. The €270 million difference between these two amounts was recorded under non-operating income in 2003 (See Note 6).

As a result of this operation, all agreements governing relationships between France Telecom, Enel and Wind were terminated (including call and put options on shares). Enel has undertaken to release France Telecom from all financial commitments related to its 26.58% stake in Wind (notably funding commitments and guaranties given) that resulted from these agreements.

CTE Salvador

In accordance with an agreement entered into on September 8, 2003, France Telecom sold its stake in the historical El Salvador-based operator CTE Salvador on October 22, 2003 for €197 million. The net pre-tax disposal gain recognized in the accounts amounted to €78 million.

Nortel/Telecom Argentina

On December 19, 2003, France Telecom sold to Sofora - a company jointly held with Telecom Italia - Nortel Inversora shares representing 25.5% of the latter’s economic interests. Nortel Inversora in turn holds a 54.7% stake in Telecom Argentina. On the same date, France Telecom sold a 48% interest in Sofora to W de Argentina, a subsidiary of the Los W group - a major Argentinean investor - for €97 million. France Telecom also granted W de Argentina a call option on its remaining 2% interest in Sofora at a price of US$10,000 in return for a premium of €3 million. The net pre-tax disposal gain recognized in the accounts amounted to €97 million.

France Telecom did not grant any guarantees relating to the shares sold or the underlying assets.

YEAR ENDED DECEMBER 31, 2002

Full consolidation of the TP Group

At the April 2002 General Shareholders’ Meeting, the France Telecom/Kulczyk Holding consortium appointed the majority of the Supervisory Board members of TP SA. TP Group (TP SA and its subsidiaries) has therefore been fully consolidated in France Telecom’s financial statements since April 1, 2002. Before that date, TP Group was accounted for under the equity method.

(in millions of euros)	1st block(1)	2nd block(2)	Total
Purchase price	3,431	679	4,110

Fair value of assets and liabilities acquired (Group share)	(1,196)	(389)	(1,585)

Goodwill	2,235	290	2,525

(1)	Acquisition of 25% in October 2000.
(2)	Acquisition of 8.93% in September 2001.

The revaluation of TP Group’s assets led to a valuation of customer relationships for Fixed line, Internet and Mobile Services (€1,099 million at December 31, 2002), and the TP trademark (€204 million at December 31, 2002). The trademark was valued using the present value of royalties that would have been paid by TP to use this trademark. The customer relationships have been valued on the basis of the customer portfolio at the date of acquisition of the controlling interest and the margin generated by these customers.

In accordance with CRC Standard 99-02, the share of the revaluation of assets and liabilities attributable to the first block of shares, on the basis of the values used for the second block, was directly recorded in reserves for €243 million (See Note 25).

Main acquisitions

Orange SA - Exercise of the put option by E.On Group

In accordance with a put and call option contract dated November 2000 and amended in January 2002, the E.On Group exercised its put option on June 5, 2002 to sell to France Telecom 102.7 million shares in Orange SA. France Telecom acquired these shares on June 12, 2002 for €950 million or €9.25 per share. These shares had been attributed to E.On Group as partial payment for the sale of its interest in Orange Communications SA (Switzerland) to Orange SA.

The goodwill arising on this additional investment amounted to €410 million at December 31, 2002 and is being amortized over 20 years (see Note 8). Following this operation, France Telecom owned 86.29% of Orange SA at December 31, 2002.

eresMas

In July 2002, Wanadoo signed an agreement with the telecommunications operator Auna related to the acquisition of 100% of the Spanish Internet access provider and portal eresMas Interactiva (hereafter referred to as “eresMas”), through an exchange for Wanadoo shares. On October 24, 2002, the General Meeting of Wanadoo shareholders approved the contribution by Auna of 14,527 thousand shares representing 100% of the capital of eresMas for a value of €255 million.

As payment for this contribution, Wanadoo issued 53,622 thousand shares. The dilutive impact for France Telecom was 2.55% (i.e. a gain of €35 million), bringing its interest in Wanadoo to 71.13%.

The preliminary goodwill generated on this transaction amounted to €283 million at December 31, 2002 and is being amortized over 20 years from November 1, 2002.

Following the reevaluation of ereMas assets, the final goodwill amount at December 31, 2003 totaled €255 million (see Note 8). At January 1, 2003, Wanadoo España was merged into eresMas, renamed Wanadoo España.

Main divestitures

TPS (Télévision Par Satellite)

In accordance with an agreement signed in December 2001 with TF1, TPS was sold on May 6, 2002 for €128.7 million. The disposal gain amounted to €177 million, taking into account previously recorded results.

Stellat

In accordance with an agreement signed on August 5, 2002, France Telecom sold satellite owner Stellat to Eutelsat in September 2002.

Prior to this divestiture, France Telecom had purchased from Europe*Star its shares in Stellat. After taking into consideration this purchase, the net cash proceeds for France Telecom amounted to €181 million. The impact of the divestiture on the 2002 consolidated statement of income was not material.

Pramindo Ikat

On August 18, 2002, all the shareholders of PT Pramindo Ikat Nusantara (Pramindo) - the fixed line Indonesian telephone operator (in which France Telecom held 40%) - sold their shares to PT Telekomunikasi Indonésia Tbk (PT Telkom), which thereby acquired 100% of Pramindo. The delivery of Pramindo shares by the shareholders was performed in three steps:

•	30% of the shares were delivered in September 2002;

•	15% in September 2003; and

•	55% in March 2004.

The pre-tax gain recognized in 2002 on the sale of 30% of the shares amounted to €27 million.

The sale price for France Telecom amounted to US$147 million. Settlement was made in 2002 through a cash payment and promissory notes. France Telecom sold without recourse US$103 million of its notes on the Indonesian market in December 2002 and the remainder in January 2003.

TDF

Pursuant to an agreement signed on July 25, 2002, France Telecom sold its entire interest in the TDF Group to the holding company Tower Participations SAS in December 2002. Under the terms of the transaction, TDF was valued at approximately €1.85 billion.

In addition, France Telecom subscribed to a share capital increase in Tower Participations SAS. The amount subscribed was €100 million, bringing France Telecom’s interest in Tower Participations SAS to 36%. France Telecom also subscribed €150 million to a convertible bonds issue launched by Tower Participations France, a subsidiary of Tower Participations SAS. This convertible bonds subscription was made on a pro rata basis to France Telecom’s stake in the capital of Tower Participations SAS. It represented France Telecom’s share in the shareholders’ financing of the TDF acquisition. France Telecom did not enter into any obligation which could result in an increase in its commitment except for, as is the case for the other shareholders, a supplementary investment commitment, on a pro rata basis to its interest, in the form of convertible bonds and warrants, limited to €50 million. The net cash proceeds for France Telecom after reimbursement of current accounts amounted to €1.3 billion. The pre-tax gain recorded in the statement of income amounted to €486 million, representing the 63.8% effectively divested.

The shares of the new holding structure controlled by the financial investors were distributed as follows at December 31, 2002:

•	Investment funds - 44.2%

•	France Telecom through Cogecom - 36.2%

•	Caisse des Dépôts et Consignations - 19.6%.

Tower Participations SAS has been accounted for by the equity method since December 31, 2002.

NOTE 4 - SEGMENT INFORMATION

In order to better reflect the structure of its operations by its various activities and subsidiaries, France Telecom has defined the six following business segments: “Orange”, “Wanadoo”, “Fixed line, Distribution, Networks, Large customers and Operators”, “Equant”, “TP Group” and “Other International”.

France Telecom’s business segments develop in line with changes in its activities and organization.

France Telecom evaluates the performance of each segment and allocates resources based on the segment’s contribution to France Telecom’s cash flow. This is determined notably on the basis of operating income before depreciation and amortization or “REAA” (defined as operating income before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan), and on the basis of investments made by the segment.

The “Eliminations and other items” column includes eliminations of inter-segment transactions and other non-material items used for reconciling data with France Telecom’s consolidated financial statements.

4.1 BREAKDOWN BY SEGMENT

The table below sets out the main operating indicators per segment for the years ended December 31, 2004, 2003 and 2002.

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group(5)	Other International	Eliminations and other items	Total France Telecom
At December 31, 2004
Total sales	19,667	(2)	2,854	21,681	2,346	4,106	1,346	(4,843)	47,157

Of which Orange network sales(3)	18,090

Operating income/(loss) before depreciation and amortization (REAA)(4)	7,515		327	7,956	107	1,845	448	63	18,261
Depreciation and amortization	(2,737)		(70)	(2,970)	(381)	(973)	(214)	(92)	(7,437)
Amortization of actuarial adjustments in the early retirement plan(6)	—		—	—	—	—	—	—	—

Operating income/(loss)	4,778		257	4,986	(274)	872	234	(29)	10,824

Purchases of tangible and intangible assets
- UMTS and GSM licenses	7		—	—	—	—	1	—	8
- excluding UMTS and GSM licenses	2,433		127	1,439	189	717	223	(1)	5,127
- financed through capital leases	24		—	24	—	—	—	—	48

Total acquisitions	2,464		127	1,463	189	717	224	(1)	5,183

Average number of employees(1)	31,259		6,333	113,550	9,410	36,826	7,448	—	204,826

At December 31, 2003
Total sales	17,941	(2)	2,617	21,761	2,612	4,164	1,621	(4,595)	46,121

Of which Orange network sales(3)	16,394

Operating income/(loss) before depreciation and amortization (REAA)(4)	6,578		347	7,590	259	1,859	608	62	17,303
Depreciation and amortization	(2,313)		(97)	(3,313)	(427)	(969)	(294)	(125)	(7,538)
Amortization of actuarial adjustments in the early retirement plan(6)	—		—	(211)	—	—	—	—	(211)

Operating income/(loss)	4,265		250	4,066	(168)	890	314	(63)	9,554

Purchases of tangible and intangible assets
- UMTS and GSM licenses	—		—	—	—	—	—	—	—
- excluding UMTS and GSM licenses	2,362		76	1,356	248	884	183	(23)	5,086
- financed through capital leases	—		—	—	—	—	—	—	—

Total acquisitions	2,362		76	1,356	248	884	183	(23)	5,086

Average number of employees(1)	30,722		6,568	120,037	9,872	43,451	11,007	—	221,657

(1)	Average full-time equivalents

(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of handsets and accessories and trademark royalties.

(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.

(4)	Operating income/(loss) before depreciation and amortization, representing operating income/(loss) before amortization and depreciation and before amortization of actuarial adjustments in the early retirement plan.

(5)	Information issued by these segments is restated to comply with France Telecom’s accounting principles.

(6)	See Note 2.

(in millions of euros except for employees)	Orange		Wanadoo	Fixed line, Distribution, Networks, Large customers and Operators	Equant(5)	TP Group(5)	Other International	Eliminations and other items	Total France Telecom
At December 31, 2002
Total sales	17,085	(2)	2,075	23,064	3,156	3,471	2,427	(4,648)	46,630

Of which Orange network sales(3)	15,488		—	—	—	—	—	—	—

Operating income/(loss) before depreciation and amortization (REAA)(4)	5,146		90	7,199	200	1,453	784	45	14,917
Depreciation and amortization	(2,364)		(96)	(3,504)	(521)	(800)	(506)	(119)	(7,910)
Amortization of actuarial adjustments in the early retirement plan(6)	—		—	(199)	—	—	—	—	(199)

Operating income/(loss)	2,782		(6)	3,496	(321)	653	278	(74)	6,808

Purchases of tangible and intangible assets
- UMTS and GSM licenses	88		—	—	—	—	46	—	134
- excluding UMTS and GSM licenses	3,281		108	2,243	392	1,045	396	(24)	7,441
- financed through capital leases	27		—	3	—	—	57	—	87

Total acquisitions	3,396		108	2,246	392	1,045	499	(24)	7,662

Average number of employees(1)	30,876		6,761	131,311	11,928	45,222	14,047	—	240,145

(1)	Average full-time equivalents.
(2)	Orange sales include network sales and portal, content, and advertising services as well as sales of handsets and accessories and trademark royalties.
(3)	Orange network sales represent sales (voice, data and SMS) generated by use of the mobile network, including both traffic generated by Orange’s own subscribers and that generated by other operators.
(4)	Operating income/(loss) before depreciation and amortization, representing operating income/(loss) before amortization and depreciation, and before amortization of actuarial adjustments in the early retirement plan.
(5)	Information issued by these segments is restated to comply with France Telecom’s accounting principles.
(6)	See Note 2.

4.1.1 COMPONENTS OF THE WANADOO SEGMENT

The Wanadoo segment is comprised of two components – “Wanadoo Internet Access, Portals and e-Merchant” and “Directories”, which respectively comprise the following:

-	activities relating to Internet access provision, portals and e-commerce; and

-	the publishing of paper and electronic directories, primarily under the PagesJaunes trademark.

The main operating indicators for each component during each of the periods presented are as follows:

(in millions of euros except for employees)	Access, portals and e-merchant	Directories	Other Wanadoo	Wanadoo Total
At December 31, 2004
Total sales	1,879	984	(9)	2,854

Operating income/(loss) before depreciation and amortization (REAA)(1)	(23)	413	(63)	327
Depreciation and amortization	(58)	(10)	(2)	(70)
Operating income/(loss)	(81)	403	(65)	257

Purchases of tangible and intangible assets (excluding licenses and capital leases)	118	8	1	127

Average number of employees(2)	1,915	4,233	185	6,333

At December 31, 2003
Total sales	1,708	918	(9)	2,617

Operating income/(loss) before depreciation and amortization (REAA)(1)	45	335	(33)	347
Depreciation and amortization	(83)	(13)	(1)	(97)
Operating income/(loss)	(38)	322	(34)	250

Purchases of tangible and intangible assets (excluding licenses and capital leases)	64	11	1	76

Average number of employees(2)	2,161	4,268	139	6,568

At December 31, 2002
Total sales	1,199	880	(4)	2,075

Operating income/(loss) before depreciation and amortization (REAA)(1)	(166)	288	(32)	90
Depreciation and amortization	(80)	(15)	(1)	(96)
Operating income/(loss)	(246)	273	(33)	(6)

Purchases of tangible and intangible assets (excluding licenses and capital leases)	92	14	2	108

Average number of employees(2)	2,323	4,282	156	6,761

(1)	Operating income/(loss) before depreciation and amortization, representing operating income/(loss) before amortization and depreciation of tangible and intangible assets.

(2)	Average full-time equivalents.

4.2 GEOGRAPHICAL BREAKDOWN

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Contribution to consolidated sales	47,157	46,121	46,630
France	27,625	27,060	27,403
United Kingdom	6,401	6,045	6,240
Poland	4,090	4,158	3,471
Other(6)	9,041	8,858	9,516

Tangible and intangible assets(1)	44,938	47,189	54,679
France(2)	15,596	16,735	18,733
United Kingdom(3)	15,190	15,715	17,203
Poland(4)	7,956	7,173	8,582
Other(5) & (6)	6,196	7,566	10,161
(1)	Excluding goodwill.

(2)	Including the UMTS license (€602 million) amortized since April 1, 2004, for which the amortization expense at December 31, 2004 was €27 million, and all shared network structures, notably the European backbone.

(3)	Including €5,539 million for the UMTS license at December 31, 2004, amortized since March 1, 2004. Changes in value of this license are due to currency movements, as well as an amortization expense of €272 million at December 31, 2004.

(4)	Including €400 million for the UMTS license at December 31, 2004. Changes in value of this license are mainly due to currency movements.

(5)	Including €465 million for the UMTS licenses at December 31, 2004. Changes in value of these licenses are mainly due to currency movements.

(6)	Includes all companies of the Equant group.

NOTE 5 - OPERATING EXPENSES

Operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan, included in “Costs of services and products sold”, “Selling, general and administrative expenses” and “Research and development expenses”, can be analyzed as follows by nature:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Total operating expenses before depreciation and amortization and before amortization of actuarial adjustments in the early retirement plan	28,896	28,818	37,713

By nature
Of which:
- personnel costs	8,874	9,239	10,036
- external charges	18,617	18,012	19,992
- other operating expenses	1,405	1,567	1,685

By function
Of which:
- cost of services and products sold	17,138	17,223	18,558
- selling, general and administrative expenses	11,194	11,117	12,579
- research and development expenses	564	478	576

External charges (net of capitalized personnel costs) break down as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
External charges (net of capitalized personnel costs)	18,617	18,012	19,992
Selling costs(1)	6,085	5,514	5,767
Other external charges(2)	12,532	12,498	14,225
(1)	Selling costs include purchases of handsets, retail fees and commissions and advertising expenses.

(2)	Other external charges include purchases and payments to operators, overheads, operational and technical maintenance outsourcing fees, costs relating to furniture and computers, and purchases of equipment.

Personnel costs break down as follows:

	Year ended
(in millions of euros, except number of employees)	December 31, 2004	December 31, 2003	December 31, 2002
Average number of employees(1) (full time equivalents)	204,826	221,657	240,145

- Wages and salaries	6,695	6,986	7,535
- Social security charges	2,392	2,471	2,705

Total personnel expenditure	9,087	9,457	10,240

- Capitalized personnel costs(2)	(444)	(408)	(431)
- Payroll taxes and other	231	190	227

Total personnel costs	8,874	9,239	10,036

(1)	Of whom approximately 42.5% were civil servants at December 31, 2004, 43.4% at December 31, 2003 and 42% at December 31, 2002.

(2)	Capitalized personnel costs correspond to personnel costs included in the cost of assets produced by France Telecom.

NOTE 6 - OTHER NON-OPERATING INCOME/(EXPENSE), NET

		Year ended
(in millions of euros)	Note	December 31, 2004	December 31, 2003	December 31, 2002
Orange restructuring provisions and costs		(16)	(129)	(490)
Equant restructuring provisions and costs		(28)	(105)	(48)
TP Group restructuring provisions and costs		(34)	(5)	-
Other restructuring provisions and costs		(103)	(66)	(2)
Commitment signed with Kulczyk Holding to buy TPSA shares	28	(51)	(299)	(571)
Ivory Coast		(36)	9	(343)
Wanadoo vouchers(1)		(44)	-	-
Other provision movements(2)		174	(186)	(1,303)
Disposal gain - PagesJaunes	3	201	-	-
Disposal gain - STMicroelectonics	3	241	-	-
Other disposal gains and losses(3)		202	333	941
Dilution impact		51	1	34
Cost of receivables sales(4)	2	-	(104)	(62)
Loss on bond buybacks		(28)	(141)	-
Equalization payments on termination of interest rate swaps and collars		-	(58)	-
Dividends received		25	14	18
Provision for impairment of Equant tangible and intangible assets(5)	6-8-9-10	(483)	-	-
Perpetual bonds redeemable for France Telecom shares (TDIRA)		-	(431)	-
MobilCom	22	121	-	(7,290)
NTL		-	-	(1,926)
Noos		-	(125)	-
Wind		-	270	(1,627)
Other(6)		(79)	(97)	(180)

Total		113	(1,119)	(12,849)

(1)	Charges related to Wanadoo vouchers granted to the historical shareholders of Wanadoo who had held their shares since the initial public offering of Wanadoo on a continuous basis.

(2)	At December 31, 2004, other provision movements primarily include reversals of provisions amounting to: €95 million related to UNI2, €62 million following the payment related to Equant CVRs (see Note 22), and €61 million related to Telinvest. This item also includes an amount of €42 million charged to a provision to cover changes in commitments under various employee benefit schemes.

(3)	At December 31, 2004, other disposal gains and losses notably included a €73 million gain arising from the sale of Radianz, a €50 million gain on the sale of non-consolidated interests in Pramindo Ikat, and a €22 million gain relating to the disposal of the consolidated subsidiary, Orange Denmark.

(4)	Securitization vehicles were fully consolidated at January 1, 2004 (see Note 2).

(5)	At December 31, 2004, France Telecom booked an impairment charge of €483 million on Equant tangible and intangible assets.

(6)	Including, at December 31, 2004, €(57) million corresponding to the employers’ contribution in the context of the France Telecom share offer for Group employees (see Notes 25 and 31).

NOTE 7 - INCOME TAXES

7.1 FRANCE TELECOM GROUP TAX PROOF

Income taxes for 2004 are based on the application of the effective tax rate on pre-tax profit at December 31, 2004. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.93% for 2005 and 34.43% for 2006 and thereafter.

The reconciliation between effective income tax expense and the theoretical tax calculated based on the French statutory tax rate is as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Consolidated net income/(loss) before tax	5,000	1,137	(18,407)
Statutory tax rate	35.43%	35.43%	35.43%
Theoretical tax	(1,771)	(403)	6,522

Income/(loss) from affiliates accounted for under the equity method	2	(59)	(130)
Goodwill amortization	(817)	(997)	(2,739)
Other	588	4,050	(6,152)

Effective tax	(1,998)	2,591	(2,499)

In addition to the impact of goodwill amortization and income from companies accounted for under the equity method, the reconciled items mainly include:

•	In 2004:

-	The loss of €(309) million in tax loss carryforwards relating to Wanadoo SA and Wanadoo France following their merger with FT SA,

-	Reversals of valuation allowances and discounting provisions for €1,038 million relating to France Telecom SA (€877 million) and Orange (€161 million).

•	In 2003:

-	A tax gain of €2,684 million resulting from the reorganization of Orange’s operations.

-	For the FT SA tax consolidation group, a €1,100 million net deferred tax gain, relating primarily to a reversal of the deferred tax asset valuation allowance.

-	A €357 million reversal of the deferred tax asset valuation allowance relating to the Wanadoo tax consolidation group, concerning tax losses carried forward at December 31, 2002.

•	In 2002:

-	A €2,691 million addition to the deferred tax asset valuation allowance, net of the impact of discounting, relating to the FT SA tax consolidation group.

-	Impairments recognized under non-operating expense in the second half of 2002 on some subsidiaries (notably Wind for €1.6 billion), which did not result in the recognition of deferred tax assets.

-	Deferred tax assets related to tax losses carried forward by the Wanadoo SA tax consolidation group, which were fully provided for.

7.2 INCOME TAX BENEFIT/(CHARGE)

The income tax split between the tax consolidation group and the other subsidiaries is as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
- Current taxes	(67)	0	14
- Deferred taxes	(1,090)	1,100	(1,602)
Former France Telecom SA tax consolidation group	(1,157)	1,100	(1,588)

- Current taxes	—	0	(576)
- Deferred taxes	—	1,861	45
Former Orange SA tax consolidation group(2)	—	1,861	(531)

- Current taxes	—	(18)	(2)
- Deferred taxes	—	231	70
Former Wanadoo SA tax consolidation group(1) & (2)	—	213	68

- Current taxes	(67)	—	—
- Deferred taxes	(1,090)	—	—
FTSA tax group (2004 structure)-see below	(1,157)	—	—

- Current taxes	(189)	0	0
- Deferred taxes	(8)	(293)	(208)
Orange UK Group	(197)	(293)	(208)

- Current taxes	(71)	(137)	(64)
- Deferred taxes	(45)	(7)	9
TP Group	(116)	(144)	(55)

- Current taxes	(149)	(8)	(85)
- Deferred taxes	0	(14)	25
Other French subsidiaries	(149)	(22)	(60)

- Current taxes	(393)	(187)	(200)
- Deferred taxes	14	63	75
Other foreign subsidiaries	(379)	(124)	(125)

Total income tax benefit/(charge)	(1,998)	2,591	(2,499)
Of which:
- Current taxes	(869)	(350)	(913)
- Deferred taxes	(1,129)	2,941	(1,586)

(1)	PagesJaunes was removed from this tax consolidation group in January 2004 following its initial public offering.

(2)	Included in the France Telecom tax consolidation group at January 1, 2004.

•	France Telecom tax consolidation group

At December 31, 2004, the France Telecom SA tax consolidation group comprised:

-	all Orange entities in France, which belonged to the former Orange SA tax group prior to the public exchange offer. These entities, now more than 95%-owned by France Telecom SA, have joined the France Telecom tax consolidation group in accordance with their option rights;

-	companies included in the former Wanadoo SA tax group (excluding PagesJaunes and its French subsidiaries), as the effective date of the merger between France Telecom SA and Wanadoo SA has retroactive effect from January 1, 2004. €309 million in deferred tax assets relating to the tax losses carried forward by Wanadoo SA prior to the effective date of the merger, and which cannot be used by the merged entity, were cancelled at December 31, 2004.

The deferred tax charge for the France Telecom SA tax group mainly consists of:

-	the utilization of Orange France tax loss carryforwards, amounting to €(1,056) million;

-	the utilization of tax loss carryforwards relating to the former France Telecom tax consolidation group, amounting to €(252) million;

-	the loss of Wanadoo SA and Wanadoo France tax loss carryforwards, in an amount of €(309) million;

-	reversals of valuation allowances and discounting provisions in an amount of €1,038 million, and flows for the year in an amount of €(281) million;

-	the impact of the change in deferred tax rates (34.93% for 2005 and 34.43% for 2006 and thereafter) on tax loss carryforwards relating to Orange France and the former France Telecom tax consolidation group, amounting to €(230) million.

The discount rate used to calculate the deferred tax asset discounting provision was 4.5% (compared with 5.5% previously). The impact of this rate change works out at €261 million for the new tax consolidation group at December 31, 2004.

Based on its budgets, business plans and financing plans that reflect the financial position at December 31, 2004, France Telecom believes that the deferred tax assets maintained in the balance sheet for France Telecom SA and the companies within its tax consolidation group will be able to recovered due to the taxable income expected in the coming years as part of its regularly profitable fixed line and mobile business in France.

The tax audit of France Telecom and its main French subsidiaries for fiscal years 1998 and 1999 is now complete. The reassessments relate mainly to timing differences in taxable amounts. The subsidiaries concerned have set out their comments to the tax authorities. With respect to the tax consolidation group, France Telecom lodged a claim with the tax authorities on July 15, 2004 challenging €97 million of the reassessments issued. At the same date, the Group paid €217 million in respect of reassessments with which it concurred.

The French entities have set aside a €2 million provision in connection with the special tax on long-term capital gains, as set forth in the amending Finance Law for 2004.

Taking into account the impact of its capital increase on its financing plan and on its taxable income for the coming years, as well as the future integration of the Orange companies within France Telecom SA’s tax consolidation group, in 2003 France Telecom recorded a net deferred tax gain of €1,100 million, primarily relating to a reversal of the deferred tax asset valuation allowance. Sales of treasury shares led to a deferred tax asset of €1,963 million that was recorded directly under shareholders’ equity.

In 2002, the risks related to NTL and MobilCom, combined with the significant decrease in the France Telecom SA share price which was reflected in the statutory accounts by the recording of tax deductible provisions, led to a significant increase in tax losses carried forward by the France Telecom SA tax consolidation group. This resulted in the forecast recovery date of deferred tax assets being extended beyond the eight-year timeframe used for the 2001 financial statements.

In accordance with the principle of prudence prevailing in the recognition of deferred tax assets for accounting purposes, at June 30, 2002 and December 31, 2002, the France Telecom SA tax consolidation group recorded a valuation allowance for deferred tax assets generated during the period and a €1,800 million valuation allowance was recorded against deferred tax amounts at December 31, 2001, representing respectively €5,792 million at June 30, 2002 and €2,691 million at December 31, 2002. The net deferred tax charge for the France Telecom SA tax consolidation group for the year ended December 31, 2002 amounted to €1,602 million, after taking into account the tax related to the 2002 dividends (€198 million recorded in retained earnings).

•	Former Orange SA tax consolidation group

Orange SA and its French subsidiaries have had their own tax consolidation regime since 2002.

In 2002, Orange initiated a number of changes in its internal organization with a view to improving its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, during 2002 Orange initiated a project to bring Orange’s international operations outside France and the United Kingdom under a single management organization. This reorganization, which was implemented during the first six months of 2003, resulted in the alignment of Orange’s corporate structure with its new operating structure. Consequently, Orange’s main consolidated, equity accounted and non-consolidated investments outside France and the United Kingdom were regrouped under a holding entity, Orange Global Limited, a wholly-owned subsidiary of Orange.

This operational reorganization generated a total of €11.5 billion in tax losses in France during the first six months of 2003, including approximately €9 billion in ordinary tax losses and €2.5 billion in long-term capital losses. These tax losses primarily arose from the cumulative impairment charges booked against Orange’s investment in Wirefree Services Belgium (“WSB”), as reflected in Orange SA’s statutory accounts at December 31, 2002. These charges mainly reflect the loss in value of WSB’s underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the expected net taxable profits of the French tax group in the coming years, Orange recognized a net exceptional deferred tax credit of €2,684 million, representing the net present value of the expected tax savings based on the utilization of ordinary tax losses generated through the reorganization. Part of these tax losses have been utilized against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €798 million. Based on changes in deferred taxes on temporary differences during the period, Orange recorded a net deferred tax gain of €1,861 million.

Further to the public exchange offer, at December 31, 2004 over 95% of Orange SA was directly or indirectly held by France Telecom SA, a French company subject to corporate income taxes. Therefore, since January 1, 2004, the members of Orange’s tax consolidation group have filed consolidated tax returns with France Telecom SA. This election was filed during January 2004. France Telecom SA and Orange SA have drawn up an agreement under which France Telecom SA undertakes to pay over to Orange SA the tax savings resulting from the use of Orange SA’s tax loss carryforwards against taxable profits generated by the companies which previously belonged to Orange SA’s tax consolidation group. This amount would be paid over to Orange at the time the related corporate income taxes are paid.

•	Former Wanadoo SA tax consolidation group

Wanadoo and its French subsidiaries have had their own tax consolidation regime since 2001. The Wanadoo tax consolidation group was terminated on January 1, 2004, following the merger of Wanadoo into France Telecom.

In the Wanadoo tax consolidation group, deferred tax assets related to tax loss carryforwards had been fully provided for at December 31, 2002. At December 31, 2003, Wanadoo recognized a deferred tax gain of €357 million, net of the discounting effect, corresponding to the tax savings expected in the future as a result of the utilization of tax losses. Recognition of this gain was due to the outlook of future profitability for the French companies included in the tax consolidation group. Taxable income forecasts based on Wanadoo’s business plans showed that the tax group should be able to recover its tax losses within a period of 3 to 4 years. Part of these tax losses were offset against the taxable profits generated by the French tax group during 2003, resulting in a deferred tax charge of €85 million.

Further to a review of taxation methods applicable to revenues received by Wanadoo SA during 2000 and deducted for tax purposes under the parent-subsidiary regime, on September 17, 2003 the tax authorities sent a tax reassessment to Wanadoo SA, challenging the application of the parent-subsidiary regime for the revenues generated for Wanadoo SA on the purchase by two of its subsidiaries of their treasury shares. According to the tax authorities, the tax losses reported in 2000 no longer existed further to the reassessment, and as Wanadoo had utilized part of these losses in 2001, an additional amending reassessment was issued on November 24, 2004 in respect of fiscal year 2001. The Company has contested the principle of these reassessments, as well as the amounts specified in relation to 2000 and 2001. As France Telecom has subrogated Wanadoo in its rights and obligations, it intends to take the issue to the administrative courts to contest the position taken by the tax authorities. For reasons of prudence, the Company had recorded a provision for the tax risk, based on the estimated additional tax payable of €19 million, including late payment interest.

During 2001 and 2002, PagesJaunes was subject to a tax audit relating to fiscal years 1998 and 1999. The company feels that it has strong arguments to counter the tax reassessments still disputed and intends to rely on these arguments in the ensuing litigation.

7.3 BALANCE SHEET TAX POSITION

The balance sheet tax position breaks down as follows by type of temporary difference:

	At
(in millions of euros)	December 31, 2004	December 31, 2003
Early retirement plan	1,190	1,282
Impairment of long-lived assets	197	80
Temporarily non-deductible provisions and tax loss carryforwards	9,074	8,377
Other deferred tax assets	596	447
Excess tax depreciation and regulated provisions	(270)	(358)
Other deferred tax liabilities	(123)	(120)
Valuation allowance and discounting	(2,320)	(2,841)

Sub-total France Telecom SA tax group	8,344	6,867

- Tax loss carryforwards	—	2,335
- Other	—	(418)
Orange SA tax group(1)	—	1,917

- Tax loss carryforwards	—	351
- Other	—	(2)
Wanadoo SA tax group(1)	—	349

Other subsidiaries	(280)	(241)

Deferred taxes of the France Telecom group (net of valuation allowances of €5,255 million at December 31, 2004 and €5,721 million at December 31, 2003)	8,064	8,892

(1)	The Orange and Wanadoo tax groups have been included in the France Telecom tax group since January 1, 2004.

Apart from the amounts relating to the new France Telecom SA tax group, the valuation allowance and discounting provision relating to deferred tax assets primarily concern the tax loss carryforwards of foreign subsidiaries, in an amount of €2,935 million. The Group’s net position is presented as follows in the balance sheet:

	At
(in millions of euros)	December 31, 2004	December 31, 2003
Long-term net deferred tax assets	7,118	7,927
Short-term net deferred tax assets	1,431	1,429
Long-term net deferred tax liabilities	(200)	(230)
Short-term net deferred tax liabilities	(285)	(234)

Total	8,064	8,892

NOTE 8 - GOODWILL RELATING TO CONSOLIDATED SUBSIDIARIES

The principal goodwill items arising from fully or proportionally consolidated subsidiaries are as follows:

	At
	December 31, 2004			December 31, 2003	December 31, 2002
(in millions of euros)	Cost(1)	Accumulated amortization	Net book value	Net book value	Net book value
Orange	26,510	(6,243)	20,267	21,475	21,499

Orange PCS	19,991	(4,389)	15,602	16,841	19,342
Orange SA(2)	3,421	(234)	3,187	3,134	400
Orange Communications SA (Switzerland)	2,466	(1,253)	1,213	1,277	1,452
Other Orange(3)	632	(367)	265	223	305

Equant	4,573	(4,573)	0	514	655

Wanadoo	3,796	(1,390)	2,406	1,771	2,843

France Telecom SA (formerly Wanadoo SA and Wanadoo France)(4)	1,294	(101)	1,193	—	—
Wanadoo UK	1,710	(730)	980	1,041	1,683
Wanadoo España(5)	0	0	0	350	458
PagesJaunes	198	(64)	134	232	247
QDQ Media (formerly Indice Multimedia)	358	(292)	66	70	313
Other Wanadoo	236	(203)	33	78	142

TP Group(6)	3,380	(704)	2,676	1,773	2,195

Uni2(5)	718	(444)	274	0	0
JTC	340	(222)	118	130	141
Mauritius	141	(141)	0	0	160
Other(3)	411	(346)	65	175	182

Total	39,869	(14,063)	25,806	25,838	27,675

(1)	Goodwill in foreign currency is converted at the year-end rate.

(2)	Including €221 million in goodwill resulting from the tender offer followed by the compulsory purchase procedure and the liquidity contract.

(3)	Including goodwill relating to Dutchtone Group BV included under “Other” in 2003 and presented on the “Other Orange” line at December 31, 2004.

(4)	Including €1,238 million arising on the acquisition of minority interests in Wanadoo SA in 2004 and €56 million for prior years relating to Wanadoo SA and Wanadoo France. Goodwill arising on these two companies in 2002 and 2003 is presented on the Wanadoo line.

(5)	Goodwill relating to Wanadoo España was transferred to Uni2 further to the merger of Wanadoo España into Uni2 at December 31, 2004.

(6)	Including, at December 31, 2004, €829 million (gross value), and €(178) million in accumulated amortization charged since the date of acquisition in respect of the consolidation of Tele Invest and Tele Invest II at January 1, 2004 (see Notes 2 and 3).

Movements in the net book value of goodwill are as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	25,838	27,675	34,963
Acquisitions(1)	1,494	2,893	850
Divestitures(2)	(315)	(55)	(95)
Effect of consolidating Tele Invest and Tele Invest II(3)	699	—	—
Effect of fully consolidating TP Group	—	—	2,564
Amortization	(1,786)	(1,643)	(2,233)
Exceptional amortization	(519)	(850)	(5,247)
Translation adjustment	423	(2,172)	(2,733)
Reclassifications and other	(28)	(10)	(394)

Closing balance	25,806	25,838	27,675

(1)	Including, in 2004: the purchase of Wanadoo SA shares generating goodwill of €1,238 million, and the acquisition of Orange SA shares further to the tender offer and compulsory purchase procedure and the related liquidity contract, giving rise to goodwill of €221 million.

(2)	Including, in 2004: €222 million relating to the sale of Orange Denmark, further to the transfer to Orange Denmark of a portion of the goodwill relating to OPCS, and €85 million relating to the flotation of 36.93% of PagesJaunes’ capital.

(3)	Including, at January 1, 2004: €829 million (gross value) and €(130) million in accumulated amortization charged since the date of acquisition up to December 31, 2003 in connection with the consolidation at January 1, 2004 of Tele Invest and Tele Invest II (see Notes 2 and 3).

The goodwill amortization charges (excluding exceptional amortization) relating to fully or proportionally consolidated companies are as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Orange(1)	(1,348)	(1,194)	(1,300)
Orange PCS	(1,057)	(1,030)	(1,133)
Other Orange(1)	(291)	(164)	(167)

Equant / Global One(2)	(15)	(33)	(492)

Wanadoo	(245)	(256)	(256)

TP Group(3)	(153)	(132)	(99)

Other(1)	(25)	(28)	(86)

Total	(1,786)	(1,643)	(2,233)

(1)	Including amortization of goodwill relating to Dutchtone Group BV, included under “Other” in 2003 and presented on the “Other Orange” line at December 31, 2004.

(2)	Excluding exceptional amortization.

(3)	Fully consolidated since April 1, 2002.

In the first half of 2004, goodwill relating to Equant was written down in full by way of an exceptional amortization charge of €519 million (€519 million group share). In addition, an impairment charge was taken on Equant’s tangible and intangible assets in the second half of 2004. The impairment charge - allocated in proportion to the net book values of the underlying assets – was recognized for a total amount of €483 million (261 million group share) (see Notes 6, 9 and 10).

At December 31, 2003, goodwill was written down by way of exceptional amortization as follows: Freeserve in the amount of €447 million (€318 million group share), reducing the company’s net book value at the year-end exchange rate to €782 million group share; QDQ Media in the amount of €245 million (€174 million group share), reducing the company’s net book value to €17 million group share; Mauritius Telecom in the amount of €143 million group share, reducing the net book value of Mauritius Telecom and its subsidiaries at the year-end exchange rate to €86 million at December 31, 2003.

At December 31, 2002, goodwill generated on the successive acquisitions of Global One and Equant was written down by way of an exceptional amortization charge in the amount of €4,244 million, and goodwill relating to Radianz was also written down (see Note 11), representing a charge of €4,375 million (€4,300 million group share). Consequently, Equant’s book value - translated into euros at the year-end exchange rate - was reduced to €1,570 million (group share) at December 31, 2002.

Goodwill relating to Orange Communications SA was written down by way of exceptional amortization in the amount of €872 million (€872 million group share). This brought its group share book value to €2,321 million (including current accounts) at December 31, 2002. An exceptional write-down was also recorded in relation to JTC in the amount of €131 million (€115 million group share), bringing its book value – translated into euros at the 2002 year-end exchange rate – to €309 million, group share.

Translation adjustments result from the recording in foreign currency of goodwill relating to non-euro zone companies. The translation adjustments recorded in 2004 related mainly to the impact of exchange rate fluctuations in the pound sterling (€42 million) and Polish zloty (€357 million) against the euro.

Translation adjustments recorded in 2003 were primarily due to the impact of exchange rate fluctuations in the pound sterling (€1,592 million), the Polish zloty (€311 million), the Swiss franc (€96 million), and the US dollar (€108 million) against the euro.

Translation adjustments recorded in 2002 were primarily due to the impact of exchange rate fluctuations in the pound sterling (€1,492 million), the US dollar (€961 million) and the Polish zloty (€270 million) against the euro.

NOTE 9 - OTHER INTANGIBLE ASSETS

	At
	December 31, 2004			December 31, 2003	December 31, 2002
(in millions of euros)	Cost	Accumulated amortization	Net book value	Net book value	Net book value
Telecommunications licenses	9,269	(1,223)	8,046	8,514	9,309
Patents and rights of use	493	(313)	180	259	432
Trademarks	4,473	(153)	4,320	4,404	4,811
Subscriber base	3,341	(109)	3,232	3,204	3,560
Other intangible assets	510	(384)	126	173	299

Total	18,086	(2,182)	15,904	16,554	18,411

Movements in the net book values of telecommunication licenses, trademarks and subscriber bases between December 31, 2003 and December 31, 2004 were mainly due to exchange rate fluctuations (see below) and to the amortization of UMTS licenses.

Movements in the net book values of other intangible assets were as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	16,554	18,411	16,189
Acquisitions of UMTS licenses	—	—	134
Acquisitions of other intangible assets	72	77	107
Impact of acquisitions and divestitures (see Note 3)	(140)	(35)	1,957
Divestments	(2)	(8)	(25)
Amortization and provisions	(550)	(354)	(368)
Impairment of Equant intangible assets(1)	(229)	—	—
Translation adjustment	195	(1,507)	(1,344)
Reclassifications and other	4	(30)	(239)

Closing balance	15,904	16,554	18,411

(1)	At December 31, 2004, France Telecom booked an impairment charge against Equant intangible assets in an amount of €229 million, allocated in proportion to the net book values of the underlying assets (see Notes 6, 8 and 10).

At December 31, 2004, “Telecommunications licenses” primarily related to the net book value of UMTS and GSM mobile network operating licenses in the United Kingdom (€6.1 billion), in France (€0.6 billion), in Poland (€0.5 billion) and in the Netherlands (€0.4 billion).

The UMTS licenses to operate mobile networks are amortized on a straight-line basis from the date on which the network is technically ready to market services. Amortization therefore commenced in the United Kingdom on March 1, 2004 and in France on April 1, 2004. The total amount of amortization charged at December 31, 2004 in relation to these licenses was €272 million for the United Kingdom and €27 million for France.

At the Orange PCS level, given the extremely close technical and commercial links between the second and third generation services offerings, impairment tests on the UMTS license in the UK consisted of comparing the net book value of second and third generation intangible assets and property, plant and equipment with the expected cash flows over the remaining life of the UMTS license (see Note 2). These tests did not reveal the need for an impairment charge.

The GSM license granted to Orange France for a period of 15 years from March 25, 1991 expires in March 2006.

On March 25, 2004, Orange France SA received a letter from the French Telecommunications Ministry setting out the main terms and conditions applicable to the renewal of the company’s GSM license as from March 26, 2006, the license renewal date. Within the framework set out by the Telecommunications Ministry, Orange France SA will pay a fixed annual fee of €25 million plus a variable amount representing 1% of Orange France’s future GSM sales, for a period of 15 years as from March 26, 2006. All of the terms and conditions relating to the GSM license renewal are currently under discussion with the French Telecommunications Regulation Authority (ART) and the final provisions are expected to be confirmed during 2005.

“Patents and rights of use” include mainly patents and cable usage rights.

Net “Trademarks” relates mainly to the Orange trademark for an amount of €4,001 million, TP Group trademarks for €195 million and Equant trademarks for €124 million, after the €89 million impairment charge recognized in 2004.

The net “Subscriber base” item relates mainly to Orange in the United Kingdom for €1,696 million, TP Group in Poland for €1,052 million, and Equant for €150 million, after the € 109 million impairment charge recognized in 2004.

The translation adjustment for 2004 primarily concerns the impact of pound sterling exchange rate changes on intangible assets in the United Kingdom €10 million, the impact of Polish zloty exchange rate changes on intangible assets in Poland €227 million and the negative impact of the US dollar exchange rate changes on intangible assets in the United States (€40 million).

The translation adjustment for 2003 primarily concerns the negative impact of pound sterling exchange rate changes on intangible assets in the United Kingdom (€1,034 million), the negative impact of Polish zloty exchange rate changes on intangible assets in Poland (€256 million) and the negative impact of the weaker US dollar against the euro (€122 million).

The translation adjustment for 2002 related mainly to the impact of changes in pound sterling exchange rates on intangible assets in the United Kingdom.

The impact of acquisitions and divestitures in 2004 relates mainly to the sale of Orange Denmark, representing €125 million.

In 2002, the impact of acquisitions and divestitures related mainly to the initial full consolidation of TP Group for an amount of €1,993 million and the divestiture of TDF for €39 million.

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

	At
	December 31, 2004			December 31, 2003	December 31, 2002
(in millions of euros)	Cost	Accumulated depreciation	Net book value	Net book value	Net book value
Land and buildings	11,248	(5,875)	5,373	5,899	6,129
Switching and transmission equipment	24,038	(19,372)	4,666	5,563	7,622
Cables and public infrastructure	24,851	(15,985)	8,866	9,056	10,730
Other network equipment	13,391	(7,082)	6,309	6,147	6,683
Computer and terminal equipment	9,556	(6,339)	3,217	3,214	3,543
Other tangible assets	2,693	(2,090)	603	756	1,561

Total	85,777	(56,743)	29,034	30,635	36,268

Changes in the net book value of property, plant and equipment are as follows:

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	30,635	36,268	31,728
Acquisitions of property, plant and equipment(1)	5,111	5,009	7,421
Impact of acquisitions and divestitures(2)	(250)	(1,100)	6,738
Sale of real estate	—	(381)	98
Retirements and other sales	(145)	(130)	(334)
Depreciation and provisions	(6,887)	(7,184)	(7,542)
Impairment of Equant tangible assets(3)	(254)	—	—
Translation adjustment(4)	810	(1,801)	(1,598)
Reclassifications and other	(14)	(46)	(243)

Closing balance	29,034	30,635	36,268

(1)	Including €48 million financed through capital leases at December 31, 2004.

(2)	Primarily representing: in 2004 the sale of Orange Denmark; in 2003, the sale of Casema (€676 million), and Salvador (€399 million), as well as the sale of 389 buildings (€419 million); in 2002, the full consolidation of TP Group (€7.4 billion), and the divestiture of the TDF sub group (€672 million).

(3)	At December 31, 2004, France Telecom booked an impairment charge against Equant tangible assets in an amount of €254 million, allocated in proportion to the net book values of the underlying assets (see Notes 6 and 9).

(4)	The translation adjustments in 2004 related mainly to movements in the Polish zloty, the pound sterling and the US dollar against the euro totaling €829 million, €5 million and €(33) million, respectively at December 31, 2004. The translation adjustments in 2003 related mainly to movements in the Polish zloty, the pound sterling and the US dollar against the euro totaling €(975) million, €(288) million and €(163) million, respectively at December 31, 2003. The translation adjustments for the year ended December 31, 2002 related mainly to movements in the Polish zloty, the pound sterling and the US dollar against the euro.

NOTE 11 - INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

11.1 CARRYING VALUE OF EQUITY ACCOUNTED INVESTMENTS

The carrying values of France Telecom’s investments in affiliates are as follows (in millions of euros):

Company	Main activity	% control Dec. 31, 2004	December 31, 2004	December 31, 2003	December 31, 2002
Tower Participations SAS(1)	Broadcasting and audiovisual transmission	36.00	93	86	100

Wind Infostrada(2)	Telephone operator in Italy	—	0	0	1,596

Bitco/TA Orange Company Ltd(3)	Mobile telephone operator in Thailand	—	—	0	406

Radianz(4)	Equant subsidiary	—	0	47	97

Eutelsat(5)	Satellite organization	—	0	0	350

BlueBirds Participations France(6)	Satellite organization	20.0	52	52	0

Other			29	20	15

Total			174	205	2,564

(1)	Tower Participations SAS, a holding company for TDF, has been accounted for under the equity method since December 31, 2002 following France Telecom’s purchase of a stake in the company.

(2)	France Telecom sold its 26.58% stake in Wind in July 2003 (see Note 3).

(3)	On September 29, 2004, France Telecom reduced its interest in Bicctco from 49% to 10%. At December 31, 2003, following a reassessment of the fair value of its shares, France Telecom wrote down the net book value of its Bitco equity-accounted shares to zero (see Notes 3 and 12).

(4)	Equant sold its 49% interest in Radianz to Reuters on October 21, 2004 (see Note 3).

(5)	Eutelsat was accounted for under the equity method from January 1, 2002. The majority of this holding was sold in 2003 (see Note 3). The residual interest held by TP Group was sold in 2004.

(6)	BlueBirds Participations France, which holds 23.1% of Eutelsat, has been accounted for under the equity method since May 1, 2003 following France Telecom’s purchase of a 20% stake in its capital (see Note 3).

11.2 CHANGES IN THE NET BOOK VALUE OF INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	205	2,564	8,912
Investments in affiliates, including share capital increases	0	87	260
Transfer to investment securities(1)	—	(34)	(51)
Net provision for impairment of equity-accounted investments(2)	—	(100)	(1,711)
Wind shareholder advance	—	32	—
Impact of acquisitions, divestitures and reclassifications(3)	(33)	(1,828)	(4,039)
Equity in net income/(loss) of affiliates	4	(168)	(367)
Goodwill amortization(4)	(2)	(34)	(119)
Exceptional amortization of goodwill(5)	—	(287)	(131)
Dividends received	(2)	(2)	(2)
Translation adjustment(6)	2	(25)	(188)

Closing balance	174	205	2,564

(1)	In 2003: TP Group’s stake in Eutelsat was reclassified to investment securities. In 2002, the interest held in Pramindo for €(42) million and in Technocom for €(9) million were reclassified to investment securities.
(2)	Primarily including for 2003, €(73) million relating to Bitco and TA Orange Company Ltd and €(33) million relating to Wind. For 2002, €(1,695) million relating to Wind and €(15) million relating to Novis.
(3)	Reflecting, in 2004: the sale of Radianz for €(52) million in October, the purchase of an additional 50% interest in SG EuroDirectory for €13 million in November, the reclassification of the negative value of Clix and Novis shares to a provision for €5 million; in 2003: the sale of Wind for €(1,537) million and Eutelsat for €(359) million; and in 2002: the effect of fully consolidating the Polish entities TP SA and PTK Centertel as from April 1, 2002 for €(4,552) million, the first-time consolidation of Eutelsat for €280 million and the deconsolidation of TPS further to its sale, for €67 million.
(4)	Including in 2003, a €(23) million charge relating to Wind and in 2002, €(47) million relating to Wind, €(31) million relating to TP Group and €(17) million relating to Bitco.
(5)	In 2003, €(287) million relating to Bitco and in 2002, €(131) million relating to Radianz.
(6)	Including, for 2002: €(122) million relating to TP SA before it was fully consolidated on April 1, 2002, and €(25) million relating to Bitco and TA Orange Company Ltd.

11.3 GOODWILL RELATED TO INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

At December 31, 2004, the net book value of the major goodwill items was as follows:

	At
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Wind(1)	—	—	823
Radianz(2)	—	0	0
Bitco/TA Orange Company Ltd(3)	—	0	300
Other(4)	12	2	—

Total	12	2	1,123

(1)	Company sold during 2003 (see Note 3).
(2)	Company sold during 2004 (see Note 3).
(3)	The goodwill on Bitco/TA Orange Company Limited was fully amortized in 2003.
(4)	Acquisitions of shares in other companies gave rise to goodwill of €12 million in 2004.

11.4 INCOME/(LOSS) FROM COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

	Year ended
(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
TP SA(1)	—	—	6
Eutelsat(2)	—	24	70
Bitco / TA Orange Company Ltd(3)	—	(68)	(80)
Wind(2)	—	(70)	(305)
Tower Participations SAS	7	(13)
Radianz(3)	5	(36)
Clix	(3)
Novis	(6)	(5)
Other	1	0	(58)

Total	4	(168)	(367)

(1)	For three months in 2002 (fully consolidated from April 1, 2002 -see Note 3.

(2)	Companies sold during 2003 (see Note 3).

(3)	Companies sold in full or in part in 2004 (see Note 3).

NOTE 12 - OTHER INVESTMENT SECURITIES

France Telecom’s main investments in non-consolidated companies are as follows:

	At
	December 31, 2004				December 31, 2003	December 31, 2002
(in millions of euros)	% interest	Cost	Provisions for impairment in value	Net book value	Net book value	Net book value
Bull SA and other instruments	10.1	445	(398)	47	0	0
Sprint PCS		—	—	—	—	0
MobilCom	28.3	0	0	0	0	267

Main listed companies		445	(398)	47	0	267

FT1CI	21	216	0	216	462	462
Satellite organizations(1)	5.4	67	(3)	64	98	94
Optimus (Portugal)	20.2	142	0	142	112	112
ONE GmbH (formerly Connect Austria)	17.5	225	(127)	98	95	90
Bitco (Thailand)	10.0	0	0	0	—	—
Noos		0	0	—	0	0

Main unlisted companies		650	(130)	520	767	758

Other		342	(149)	193	278	393

Total		1,437	(677)	760	1,045	1,418

(1)	Intelsat (5.44%) in 2004; Intelsat, Inmarsat and Eutelsat (TP Group’s interest) in 2003; Inmarsat and Intelsat in 2002.

BULL

On December 5, 2003, France Telecom sold all of its OCEANEs (bonds convertible or exchangeable for new or existing shares) in the IT group Bull, for a total amount of €9.8 million, adjustable under an earn-out clause. The gross value of these bonds totaled €32.8 million and was provided in full. The corresponding capital gain was recognized in the statement of income in 2004 as the sale contained a suspensive clause based on the implementation of Bull’s restructuring plan. In March 2004, the resale of the OCEANEs by the purchaser led France Telecom to receive additional proceeds of €1.8 million.

As part of Bull’s financial restructuring plan and in accordance with its support thereof announced in 2003, France Telecom invested €6.9 million in a share issue carried out by Bull. Further to these transactions, France Telecom’s interest in Bull has been increased to 10.1%.

Based on the outlook for Bull’s continuing activity, this stake is now recorded in France Telecom’s balance sheet at its market value of €47.4 million at December 31, 2004.

Sprint PCS

On June 20, 2003, France Telecom sold its 5.5% interest in the US-based telecommunications operator, Sprint PCS, for an amount of US$ 330 million (€286 million). The pre-tax capital gain arising on this sale, net of exchange rate fluctuation, amounted to €19 million.

MobilCom

France Telecom’s interest in MobilCom was reclassified in other investment securities in 2002 for its value under equity accounting which had been written down to zero in 2001 (see description of France Telecom’s relations with MobilCom set out in Note 22.5). The interest in MobilCom is included under “Investments in non-consolidated companies” as France Telecom has no representatives on MobilCom’s Management bodies.

FT1CI/ST Microelectronics

At January 1, 2004, France Telecom held 36.2 % of FT1CI, with the remaining stake held by Areva. FT1C1 itself held 50% of STMicroelectronics Holding (“STH”), with the rest of that company’s capital held by the Italian-based Finmecanica. STH in turn held a 34.5% stake in STMicroelectronics N.V. (“STM”). France Telecom therefore had a total indirect interest in STM of approximately 6.3%.

On March 9, 2004, France Telecom redeemed all bonds exchangeable for STM shares which were due to mature on December 17, 2004 (see Note 17). On December 3, 2004, STH carried out a block sale on behalf of France Telecom of the 30 million STM shares initially underlying these bonds. France Telecom therefore indirectly sold the entirety of its available holding in STM at that date, representing 3.3% of STM’s capital. As part of this sale, FT1CI bought back from France Telecom 19.3% of its own capital, corresponding to the STM shares indirectly sold by France Telecom.

Therefore, at December 31, 2004, France Telecom held 21% of FT1CI, corresponding to 26.42 million STM shares underlying bonds redeemable for STM shares maturing on August 6, 2005 (see Note 28).

Satellite organizations

New Skies Satellites (NSS)

On November 2, 2004, NSS, which is 2.9%-owned by France Telecom, sold all of its assets and liabilities to the Blackstone group, having received the approval of its shareholders. The sale agreement provides that the sale price must be fully paid over to NSS’s shareholders. France Telecom’s portion of this amount totaled US$27 million (€22 million). 95% of the sale price was paid on November 16, 2004, representing €21 million and the balance is due to be paid to the shareholders in February 2005. The pre-tax gain on this sale amounted to €3 million.

Intelsat

On August 16, 2004, Intelsat – 5.4%-owned by France Telecom – entered into an agreement with Zeus Holdings (“Zeus”), held by financial funds, providing for a merger between the two companies and the simultaneous withdrawal of Intelsat’s shareholders from the company’s capital through the cancellation of their shares at a price of US$18.75 per share. This agreement was approved by Intelsat’s shareholders in the shareholders’ meeting held on October 20, 2004. On January 28, 2005, Intelsat announced the finalization of its merger with Zeus (see Note 31).

Inmarsat

On December 31, 2003 France Telecom sold its 5.3% interest in Inmarsat for US$79 million (€64 million). The pre-tax gain on this sale amounted to €35 million.

Eutelsat

On September 27, 2004, TPSA sold its 2,34 % interest in Eutelsat. The pre-tax gain on this sale amounted to €23 million.

Optimus (Portugal)

OPTIMUS is not consolidated as Orange holds only 10.09% of its voting rights.

Bitco (Thailand)

On September 29, 2004, Orange reduced its interest in Bitco from 49% to 10% (see Notes 3 and 28).

Noos

At the beginning of 2003, under NTL’s restructuring plan (see above), NTL securities amounting to €125 million - received by France Telecom following its sale of Noos shares - were cancelled in exchange for the 27% stake NTL held in Noos since the 2001 sale, which were pledged for the benefit of France Telecom. At December 31, 2003, the present value of these shares, based on a multi-criteria valuation approach, was zero and therefore France Telecom wrote down its interest in the company in full.

At December 31, 2004, France Telecom sold all of its Noos shares and the related provision was written back in full.

Pramindo Ikat

On December 31, 2004, France Telecom sold all of its shares in the non-consolidated company, Pramindo Ikat. The capital gain on this sale amounted to €50 million.

NOTE 13 - TRADE ACCOUNTS RECEIVABLE, LESS PROVISIONS

The main change in this item in 2004 was due to the consolidation of the Group’s securitization vehicles at January 1, 2004 (see Note 2).

At December 31, 2004, the gross value of trade accounts receivable was €7,975 million. Provisions set aside in respect of this item amounted to €1,376 million (€1,325 million at December 31, 2003 and €1,625 million at December 31, 2002), representing a net trade receivables amount of €6,599 million. Provisions are based on an individual or statistical assessment of the risk of non-recovery (see Note 2).

As regards assets covered by commitments, at December 31, 2004, outstanding sold receivables amounted to €2,870 million (see Note 28.3).

NOTE 14 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

This item primarily includes:

•	At December 31, 2004, deductible VAT (€1.5 billion), borrowing issuance costs to be amortized and bond redemption premiums (€0.2 billion), prepaid expenses relating both to operating activities (€0.5 billion) and to financial items (€0.2 billion).

•	At December 31, 2003, deductible VAT (€1.3 billion), borrowing issuance costs to be amortized and bond redemption premiums (€0.3 billion), prepaid expenses relating both to operating activities (€0.4 billion) and to financial items (€0.3 billion). NTL debt securities received by France Telecom included under this heading at December 31, 2002 were cancelled as a result of the exchange of the 27% stake in Noos owned by NTL since the 2001 sale.

•	At December 31, 2002, deductible VAT (€1.4 billion), income tax advances (€0.3 billion), borrowing issuance costs to be amortized (€0.3 billion), prepaid expenses relating both to operating activities (€0.5 billion) and to financial items (€0.2 billion). At the same date, prepaid expenses and other current assets also included €125 million corresponding to NTL debt securities, net of related provisions, following payment received from Morgan Stanley Dean Witter Private Equity.

NOTE 15 - DEFERRED INCOME

Deferred income notably includes:

•	At December 31, 2004, amounts of sales of products and services billed in advance, such as telephone subscriptions, line rentals and phonecards (€1.9 billion), advertising revenue from telephone directories (€0.5 billion), and civil engineering services relating to the transfer of cable networks (€0.5 billion).

•	At December 31, 2003, amounts of sales of products and services billed in advance, such as telephone subscriptions, line rentals and phonecards (€1.5 billion), advertising revenue from telephone directories (€0.5 billion), and civil engineering services relating to the transfer of cable networks (€0.6 billion).

•	At December 31, 2002, amounts of sales of products and services billed in advance, such as telephone subscriptions, line rentals and phonecards (€1.3 billion), advertising revenue from telephone directories (€0.3 billion), and civil engineering services relating to the transfer of cable networks (€0.6 billion).

NOTE 16 - GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

16.1 SCHEDULE OF GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The following table provides a breakdown by category and year of maturity of gross borrowings, cash and cash equivalents and marketable securities, excluding accrued interest and after taking into consideration the impact of currency swaps. The maturity dates take into account changes occurring after the year-end.

	Maturities
(in millions of euros)	Note	2005	2006	2007	2008	2009	2010 and beyond	Total over one year	At Dec. 31, 2004	At Dec. 31, 2003	At Dec. 31, 2002
Long-term borrowings
Bonds	17	4,947	3,760	3,427	5,075	3,879	15,951	32,092	37,039	44,485	53,286
Capital leases(1)		69	71	101	60	68	463	763	832	355	420
Other long-term borrowings(2)		2,462	1,537	970	271	182	211	3,171	5,633	2,981	6 687

Total		7,478	5,368	4,498	5,406	4,129	16,625	36,026	43,504	47,821	60 393

Short-term borrowings
Bank loans		75	—	—	—	—	—	—	75	197	8,024
Accrued interest on perpetual bonds redeemable for shares (TDIRA)		548	—	—	—	—	—	—	548	253	—
Treasury bills		1,293	—	—	—	—	—	—	1,293	2	1,058
Bank overdrafts		346	—	—	—	—	—	—	346	973	1,273
Other short-term borrowings		1,624	—	—	—	—	—	—	1,624	145	135

Total		3,886							3,886	1,570	10,490

Total gross borrowings	A	11,364	5,368	4,498	5,406	4,129	16,625	36,026	47,390	49,391	70,883

Marketable securities(3)	19	249	—	—	—	—	—	—	249	1,874	45
Cash and cash equivalents	19	3,203	—	—	—	—	—	—	3,203	3,350	2,819

Total cash and cash equivalents and marketable securities	B	3,452	—	—	—	—	—	—	3,452	5,224	2,864

Total gross borrowings, net of cash and cash equivalents and marketable securities at year-end	A-B	7,912	5,368	4,498	5,406	4,129	16,625	36,026	43,938	44,167	68,019

(1)

At December 31, 2004, including €495 million relating to the payments outstanding under Orange’s capital lease in the UK (€23 million at December 31, 2003). In the second half of 2004, Orange in the United Kingdom received a total of €462 million relating to amounts deposited with UK financial institutions representing the net present value of its commitments under its 1997 capital lease. Previously, this resulted in the offset of the deposit amount and the capital lease obligation, as the operation was similar in substance to an early extinguishment of capital lease commitments. The “in substance defeasance operations” relating to capital leases entered into in 1995 by Orange in the UK remain in force at December 31, 2004 (see Note 28).

(2)	Primarily including bank loans that were long-term and medium-term from inception, and the long-term portion of current accounts of minority associates in subsidiaries. This line includes ETMN (Euro Medium Term Notes) issued in 2004 for a total amount of €3.5 billion.
(3)	Including short-term investments in mutual funds (“SICAV de trésorerie” and “Fonds communs de placement”) amounting to €238 million at December 31, 2004 and €1,839 million at December 31, 2003, representing a decrease of €1,601 million year-on-year.

The consolidation of securitization vehicles (see Note 2) at December 31, 2004 had the following impact on borrowings:

-	an increase of €1,460 million in “Other short-term borrowings”,

-	an increase of €41 million in cash and cash equivalents.

The consolidation of Tele Invest and Tele Invest II (see Note 2) and the purchase by Cogecom on October 12, 2004 of TP SA shares held by Tele Invest for an amount of €1,902 million had the following impact on borrowings:

-	an increase of €2,155 million in gross borrowings further to the consolidation of Tele Invest and Tele Invest II at January 1, 2004 (no impact on cash),

-	the repayment by Tele Invest of its €1,902 million debt (cash impact).

At December 31, 2004, Tele Invest II’s borrowings amounted to €349 million.

Breakdown of gross borrowings, net of cash and cash equivalents and marketable securities by maturity (in millions of euros)
December 31, 2004		December 31, 2003
		Before end-December 2004	5,403
Between January and December 2005	7,912	Between January and December 2005	8,415
Between January and December 2006	5,368	Between January and December 2006	4,192
Between January and December 2007	4,498	Between January and December 2007	2,834
Between January and December 2008	5,406	Between January and December 2008	5,282
Between January and December 2009	4,129	January 2009 and beyond	18,041
January 2010 and beyond	16,625

Total	43,938	Total	44,167

At December 31, 2004, the weighted average interest rate of France Telecom’s gross borrowings, net of cash and cash equivalents and marketable securities was 6.58% (7.05% in 2003).

Covenants

The covenants on France Telecom’s borrowings and credit lines are presented in Note 20.4.

In addition, France Telecom has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. France Telecom has issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP) which were generally swapped for euros. In 2004, the rise of the euro resulted in a decrease in the market value of off-balance sheet currency hedges, leading to an increase in amounts paid for cash collateral to €1,129 million in 2004 (€910 million in 2003). These amounts are included under “Other long-term assets” (see Note 28.2.4).

Certain investments and other assets held by the Orange Group have been pledged to, or used as collateral for, financial institutions to cover bank loans and credit lines (see Note 28).

16.2 GROSS BORROWINGS, CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES BY CURRENCY

The table below provides details of France Telecom’s gross borrowings by currency, net of cash and cash equivalents and marketable securities, excluding accrued interest and taking into account the effect of currency swaps. France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited (see Note 20.2).

Breakdown of gross borrowings vis à vis third parties, net of cash and cash equivalents and marketable securities by currency

(equivalent value in millions of euros at the year-end exchange rate)
	FT SA	TP Group	Other		Total
EUR	36,244	258	1,580	(1)	38,082
USD	220	16	(260)		(24)
GBP	1,643	—	844	(2)	2,487
PLN	495	1,667	—		2,162
Other currencies	1,258	—	(27)		1,231

Total	39,860	1,941	2,137	(3)	43,938

(1)	Including the impact of consolidating the securitization vehicles of France Telecom SA (€787 million) and Orange France (€371 million).
(2)	Including the impact of consolidating the securitization vehicle of Orange UK (€261 million).
(3)	Including €1,333 million relating to Orange.

NOTE 17 - BONDS

The table below provides an analysis of bonds by issuer:

(in millions of euros)	Note	December 31, 2004	December 31, 2003	December 31, 2002
France Telecom SA – bonds convertible, exchangeable or redeemable into shares	17.1	1,592	6,838	11,192
France Telecom SA – other bonds	17.1	33,264	35,072	38,351
TP Group	17.2	2,112	2,021	2,559
Other issuers(1)		71	554	1,184

Total bonds		37,039	44,485	53,286

(1)	Including Orange: €29 million at December 31, 2004, €512 million at December 31, 2003, and €1,140 million at December 31, 2002.

17.1 FRANCE TELECOM SA

The tables below give details of outstanding bonds at December 31, 2004 issued by France Telecom SA, excluding accrued interest and before taking into account the impact of interest or currency swaps:

Bonds convertible, exchangeable or redeemable into shares

(in millions of euros)						Year ended
Currency	Amount issued(1)		Original maturity	Interest rate (%)		December 31, 2004	December 31, 2003	December 31, 2002
EUR	3,082	(2)	2003	2.500	(2)	—	—	3,082
FRF	13,322	(3)	2004	2.000	(3)	—	2,030	2,030
EUR	623	(4)	2004	4.125	(4)	—	—	623
EUR	1,523	(5)	2004	1.000	(5)	—	1,523	1,523
EUR	3,492	(6)	2005	4.000	(6)	—	2,843	3,492
EUR	442	(7)	2005	6.750	(7)	442	442	442
EUR	1,150	(8)	2009	1.600	(8)	1,150	—	—

Total bonds convertible, exchangeable or redeemable into shares						1,592	6,838	11,192

(1)	In millions of currency.

(2)	Bond redeemed in cash in February 2003.

(3)	Bond with a face value of €800 convertible into France Telecom shares between December 7, 1999 and January 1, 2004 at a ratio of 12.17 France Telecom shares per bond, i.e. a conversion price of €65.735 per share, subject to adjustment. On April 1, 2004, France Telecom SA redeemed the total amount outstanding on this bond convertible into France Telecom shares at par.

(4)	Bond with a face value of €1,000, exchangeable for Panafon shares between January 8, 2000 and November 29, 2004 at a ratio of 69.9574 shares per bond, i.e. a conversion price of €14.29 per share. On July 22, 2003, France Telecom proceeded with an early redemption of these bonds at par.

(5)	Bond with a face value of €1,000, exchangeable for STMicroelectronics shares at a ratio of 19.6986 STMicroelectronics shares per bond, i.e. a conversion price of €50.765 per share, subject to adjustment. On March 9, 2004, France Telecom SA proceeded with an early redemption of all of these bonds at par through a cash payment.

(6)	Bond with a face value of €1,000, exchangeable for France Telecom shares at a ratio of 17.2944 France Telecom shares per bond, i.e. a conversion price of €57.82 per share, subject to adjustment. On December 13, 2004, France Telecom redeemed all of these bonds at par in advance of term.

(7)	Bond with a face value of €20.92 redeemable in STMicroelectronics shares between January 2, 2004 and July 27, 2005.

(8)	Bond with a face value of €2,581 convertible or exchangeable into new or existing France Telecom shares (OCEANE) from October 20, 2004 at a rate of 100 France Telecom shares per bond, i.e. a conversion price of €25.81 per share, subject to adjustment.

Other bonds

(in millions of euros)						Year ended
Currency	Amount issued(1)		Maturity	Interest rate		December 31, 2004	December 31, 2003
EUR	1,000		2005	6.125		990	990
EUR	2,750	(4)	2005	5.000		2,466	2,466
GBP	500		2005	7.000		497	497
FRF(5)	2,000		2005	4.800		305	305
FRF(5)	1,000	(2)	2005	1.000		146	152
CHF	1,000	(4)	2006	4.500		432	428
USD	2,000	(4)	2006	7.200		1,468	1,584
FRF(5)	4,500		2006	6.250		686	686
FRF(5)	6,000		2007	5.750		907	907
EUR	1,000		2007	6.000		1,000	1,000
EUR(6)	1,000		2007	3-month Euribor +0.250%		1,000	—
EUR	3,650	(4)	2008	6.750		3,330	3,330
FRF(5)	3,000		2008	5.400		457	457
FRF(5)	900		2008	4.600 up to 03/13/02 then TEC10 0.675	(3) less %	69	69
USD	500		2008	6.000		367	396
FRF(5)	1,500		2009	TEC10	(3) less 0.75%	229	229
EUR	2,500		2009	7.000		2,500	2,500
FRF(5)	3,000		2010	5.700		457	457
EUR	1,400		2010	6.625		1,400	1,400
USD	3,500	(4)	2011	7.750		2,485	2,680
GBP	600	(4)	2011	7.500		830	830
EUR(6)	750		2012	4.625		750	-
EUR	3,500		2013	7.250		3,500	3,500
GBP	500		2017	8.000		709	709
GBP	450		2020	7.250		638	638
USD	2,500	(4)	2031	8.500		1,834	1,978
EUR	1,500		2033	8.125		1,500	1,500
GBP(6)	500		2034	5.625		709	-
Bonds maturing at December 31, 2004							4,049
Currency swaps						1,603	1,335

Total other bonds issued by France Telecom SA						33,264	35,072

(1)	In millions of currency.

(2)	With a redemption premium indexed on the value of France Telecom’s shares, capped at 100% of the share value at issuance, and hedged by a swap for the same amount, which indexes this debt on Euribor.

(3)	TEC10: variable rate with constant 10-year maturity, determined by the Comité de Normalisation Obligataire.

(4)	Bonds with coupons subject to revision in case of changes in credit rating.

(5)	These bonds, initially denominated in French francs, have been converted into euros.

(6)	Issued during 2004.

France Telecom SA’s bonds at December 31, 2004 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. In addition, France Telecom’s outstanding long-term borrowings at December 31, 2004 have not been guaranteed. Certain bonds may be redeemed in advance, at the request of the issuer.

17.2 TP GROUP

The table below provides details at December 31, 2004 of outstanding bonds issued by the TP Group, before taking into account the impact of interest or currency swaps:

(in millions of euros)				Year ended
Currency	Amount issued(1)	Maturity	Interest rate (%)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
PLN	200	2003	—	—	—	50
USD	200	2003	7.125	—	—	191
EUR	500	2004	6.125	—	500	500
PLN	300	2005	7.250	73	64	75
EUR	500	2006	6.625	500	500	500
EUR	475	2007	6.500	475	475	475
USD	800	2008	7.750	587	633	763
EUR	300	2011	4.625	300	—	—

Currency swaps				177	(151)	5

Total bonds issued by TP Group				2,112	2,021	2,559

(1)	In millions of currency.

NOTE 18 - CREDIT LINES

At December 31, 2004, France Telecom had the following principal bilateral and syndicated credit lines:

	At December 31, 2004
	Currency	Amounts in currency (in millions)	Amounts in euros (in millions)	Amounts drawn down(1) (in millions of euros)
France Telecom SA authorized overdrafts
Bank overdrafts	EUR	150	150	—

France Telecom SA syndicated credit lines
Long-term and short-term	EUR	10,000	10,000	—

Orange bilateral credit lines
Short-term	SKK	4,520	117	15
Short-term	EUR	57	57	—
Long-term(2)	USD	90	66	66
Other Orange(2)		—	32	31

Orange syndicated credit lines
Long-term(2)	USD	51	38	38
Long-term(2)	XAF	47,313	72	72
Long-term(2)	EGP	439	53	53

Tele Invest II bilateral credit lines
Long-term(2)	EUR	371	371	349

TP Group bilateral credit lines
Long-term(2)	EUR	419	419	419
Long-term(2)	USD	58	43	43
Long-term and short-term(2)	PLN	839	205	95

TP Group syndicated credit lines
Long-term	PLN	200	49	—
Long-term	EUR	400	400	—

(1)	Before the impact of currency swaps.

(2)	At December 31, 2004, draw-downs on these credit lines are included under “Other long-term borrowings” (see Note 16.1).

18.1 FRANCE TELECOM SA

All France Telecom SA’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year.

On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA. This line of credit is divided into two tranches: one €2.5 billion tranche maturing in 2005 and renewable for a further one year period, and one €7.5 billion tranche maturing in 2009. This new credit line is not subject to any specific covenants.

The financial terms and conditions of the credit lines evolve in line with France Telecom’s credit rating according to Standard & Poor’s, Moody’s and Fitch. The credit lines were issued at the following initial terms and conditions:

	Amount (in euros)	Maturity	Penalty for non-utilization	Margin
Tranche 1	€2.5 billion	364 days, renewable	8 basis points	27.5 basis points
Tranche 2	€7.5 billion	5 years	11.5 basis points	35 basis points

There was no change in the terms specified above in 2004.

No amount was drawn down under this credit line in 2004.

18.2 ORANGE

On February 4, 2004, a credit facility totaling €1,428 million at December 31, 2003 (€367 million utilized at the same date) was cancelled and the used portion subject to early repayment. All pledges over assets held by Orange in the United Kingdom and all of the related covenants were released as of that date (see Note 28).

18.3 TELE INVEST II

On January 17, 2005, Tele Invest II repaid its credit facility at the time of the exercise by Kulczyk of the put option on its 3.57% interest in TP SA’s capital (see Note 31).

NOTE 19 - CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

	At
(in millions of euros)	December 31, 2004	December 31, 2003
Loans due within three months	239	334
Certificates of deposit	840	202
Treasury bills	339	—
Other	547	455

Short-term investments with an initial maturity of less than three months	1,965	991

Banks	1,238	2,359

Total cash and cash equivalents	3,203	3,350

Investments in mutual funds (SICAV de trésorerie and Fonds Communs de Placement)	238	1,839
Other	11	35
Total marketable securities	249	1,874

Total cash and cash equivalents and marketable securities	3,452	5,224

NOTE 20 - EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

20.1 INTEREST RATE RISK MANAGEMENT

France Telecom seeks to balance its long-term debt portfolio between fixed and variable rate instruments in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by Management.

20.1.1 DERIVATIVES

The following table provides details of outstanding derivatives at December 31, 2004 taken into account in the calculation of the average spot rate:

	Due in less than 1 yr	Due between 1 and 5 yrs	Due in more than 5 years	Notional amount(1)
(in millions of euros)
Instruments used to hedge long-term debt
Swaps paying fixed rate and receiving variable rate	1,684	95	—	1,779
Swaps paying variable rate and receiving fixed rate	49	1,025	—	1,074
Swaps paying variable rate and receiving variable rate	50	279	—	329
Swaps of structured issuances against payment of variable rate	152	110	—	262
Caps	—	450	—	450
Instruments that meet the conditions of France Telecom’s hedging policy, but which do not qualify as hedges for accounting purposes
Trading swaps	500	1,125	355	1,980
Short-term swaps	629	—	—	629
Swaps hedging future issues	—	990	—	990
Interest rate collars (purchase of cap/sale of floor)	—	500	—	500
Caps	1,000	2,120	—	3,120
(1)	See Note 21 concerning the fair value of off-balance sheet financial instruments

20.1.2 ANALYSIS OF GROSS BORROWINGS BY INTEREST RATE

The following table analyzes gross borrowings by interest rate after taking into account the effect of interest rate and currency swaps:

	At
(in millions of euros)	December 31, 2004	December 31, 2003
Bonds, bank loans and other long-term debt(1)
Less than 5%	2,422	7,224
Between 5% and 7%	14,006	14,065
Between 7% and 9%	12,481	17,038
Higher than 9%	2,130	2,085

Total fixed rate	31,039	40,412
(Weighted average spot rate: 6.77% at Dec. 31, 2004; 6.45% at Dec. 31, 2003)
Total variable rate	11,633	7,054
(Weighted average spot rate: 4.28% at Dec. 31, 2004; 4.88% at Dec. 31, 2003)

Total	42,672	47,466
(Weighted average spot rate: 6.09% at Dec. 31, 2004 (2) ; 6.22% at Dec. 31, 2003)
Capital leases	832	355

Total long-term borrowings	43,504	47,821

Short-term borrowings excluding bank credit balances	3,540	597
(Weighted average spot rate: 2.66% at Dec. 31, 2004; 2.94% at Dec. 31, 2003)
Bank overdrafts	346	973

Total short-term borrowings	3,886	1,570

Total borrowings, gross	47,390	49,391

(1)	Long-term borrowings including bonds convertible, exchangeable or redeemable into shares.

(2)	Same rate after taking into account swaps qualifying as trading.

20.1.3 MANAGEMENT OF FIXED RATE/VARIABLE RATE DEBT

The fixed rate portion of France Telecom’s gross borrowings after swaps decreased from 91% at December 31, 2003 to 73.5% at December 31, 2004, reflecting the fact that in 2004, repayments were mainly due on fixed rate borrowings and that new borrowings were primarily issued at a variable rate: a €1 billion Floating Rate Notes (FRN) issue in January 2004, issues of treasury bills (of which €1,293 million remains outstanding at December 31, 2004), and a €3.5 billion private EMTN issue in 2004.

20.1.4 ANALYSIS OF THE GROUP’S SENSITIVITY TO CHANGES IN INTEREST RATES

•	Sensitivity of financial charges

France Telecom’s derivative instruments are analysed according to whether or not they are eligible for hedge accounting:

–	derivatives that do not qualify for hedge accounting represent 3.5% of gross borrowings net of cash and cash equivalents and marketable securities and are mainly instruments on which France Telecom pays a fixed rate of interest. Therefore, a 1% rise in interest rates would lead to a decrease of approximately €16 million in financial charges;

-	30% of net borrowings after taking into account any swaps designated as hedges (excluding swaps qualifying as trading) were issued at variable rates. A sudden 1% rise in interest rates would lead to an increase of approximately €133 million in financial charges.

Based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately €117 million in financial charges.

•	Sensitivity of gross borrowings net of cash and cash equivalents and marketable securities

A 1% rise in interest rates would lead to an estimated reduction in the market value of debt after swaps of approximately €1.8 billion, which represents 3.7% of the market value of gross borrowings net of cash and cash equivalents and marketable securities.

20.2 FOREIGN CURRENCY RISK MANAGEMENT

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited. France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: France Telecom SA, Orange and TP Group.

	Currency
	USD	PLN	GBP	CHF	DKK	SEK	EUR	Total Converted into euros	€ millions 10% exchange rate fluctuation
FT SA	(409)	(2,022)	(949)	(194)	(4,558)	(10)	—	(2,881)	(320)
TP Group	(16)	—	—	—	—	—	(258)	(270)	29
Orange	(91)	—	—	—	—	—	72	5	(14)

Total (currency)	(516)	(2,022)	(949)	(194)	(4,558)	(10)	(186)	(3,146)	—

Total (euros)	(379)	(495)	(1,346)	(126)	(613)	(1)	(186)	(3,146)	(305)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom SA, TP Group and Orange, i.e. a 10% decrease in the value of the euro against the dollar, zloty, pound sterling, Swiss franc, Danish krone, Swedish krona and the Egyptian pound, as well as a 10% increase in the US dollar against the Dominican peso.

These unfavorable exchange rate movements would result in a foreign exchange loss of €305 million.

The following table provides details of the notional amounts of currencies to be delivered and received relating to off-balance sheet exchange rate instruments (currency swaps, foreign exchange forward contracts and currency options) held by the France Telecom Group. Issues in US dollars, yen and sterling have been mainly converted into euros (by France Telecom SA) and zloty (by TP Group):

	Currency
	EUR	USD	JPY	GBP	PLN	Other currencies	Total euro equivalent
Asset leg of currency swaps	1,181	6,325	2,000	600	—	—	6,690
Liability leg of currency swaps	(6,506)	(25)	—	—	(11,078)	—	(9,237)
Currency to be received on forward currency contracts	3,046	3,292	9,800	1,506	—	137	7,806
Currency to be delivered on forward currency contracts	(4,622)	(665)	(1,700)	(891)	(2,030)	(976)	(7,860)
Currency options	129	50	—	—	(661)	(19)	(14)

Total(1)	(6,772)	8,977	10,100	1,215	(13,769)	(858)	(2,615)

(1)	Positive values indicate the currencies to be received and negative values indicate the currencies to be delivered.

20.3 LIQUIDITY RISK MANAGEMENT

On December 5, 2002, France Telecom announced that there were three components to strengthening the Group’s financial position and its ability to meet its obligations:

-	strengthening shareholders’ equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003;

-	a plan for improving operational performance;

-	extending debt maturities.

Since its December 5, 2002 announcement, France Telecom has carried out transactions relating to:

-	bonds issued for an amount of €11.7 billion with an average maturity at origin of around 12.3 years at December 31, 2004;

-	OCEANE bonds issued for an amount of €1.15 billion with an average maturity at origin of around 4.3 years at December 31, 2004 (see Note 17);

-	EMTNs issued for an amount of €3.6 billion with an average maturity at origin of around 1.9 years at December 31, 2004;

-	credit lines: after having extended the term of its €5 billion syndicated credit line to three years in 2003, France Telecom totally restructured its syndicated and bilateral credit facilities during the first half of 2004 by canceling the credit lines existing at December 31, 2003 or those put in place in the first quarter of 2004 and replacing them with a new €10 billion syndicated credit line on June 22, 2004. This new credit facility includes a 364-day renewable €2.5 billion tranche, and a €7.5 billion tranche with a maturity of 5 years (see Note 18).

At December 31, 2004, the liquidity position as detailed below approximates €14 billion. Long-term borrowings due in 2005 are estimated at €7.5 billion (see Note 16).

	At
(in millions of euros)	December 31, 2004	December 31, 2003
Available draw-downs on the €10 billion credit line, reduced to €5 billion in 2004(1)	—	10,000
Available draw-downs on the €5 billion credit line(1)	—	5,000
Available draw-downs on the multi-currency credit line(1)	—	1,108
Available draw-downs on the new syndicated credit line(1)	10,000	—
Authorized overdrafts	150	150

France Telecom SA credit facilities(1)	10,150	16,258

Amounts not utilized under the Group’s other main credit facilities(2) (see Note 18)	719

Cash and cash equivalents and marketable securities (see Note 19)	3,452	5,224
Bank overdrafts (see Note 16)	(346)	(973)

Liquidity position at year-end	13,975	20,509

(1)	All France Telecom SA’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year. On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA (see Note 18).

(2)	Amount less €22 million corresponding to the amount not drawn down by Tele Invest II at December 31, 2004 (see Note 18) which was no longer available for draw-down after repayment by Tele Invest II of its credit facility on January 17, 2005 (see Note 31).

France Telecom’s credit ratings

At the date the financial statements were finalized, France Telecom SA’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	BBB+	Baa2	A-
Outlook	positive	positive	stable
Short-term debt	A2	P2	F2

On February 18, 2004, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB to BBB+. On March 3, 2004, Moody’s upgraded France Telecom’s long-term debt rating from Baa3 to Baa2 and its short-term debt rating from P-3 to P-2. In addition, on June 14, 2004, Fitch upgraded France Telecom’s long-term debt rating from BBB+ with a positive outlook to A- with a stable outlook.

A portion of the debt (€12.8 billion of the outstanding balance at December 31, 2004) includes step-up clauses.

Standard & Poor’s upgrading of France Telecom’s debt rating on February 18, 2004 results in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2004 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2004 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of the Standard & Poor’s rating upgrade is estimated at €22 million before tax for 2004.

Moody’s upgrading of France Telecom’s rating on March 3, 2004 will result in a 25 basis point decrease in bonds with time-lag step-up clauses, beginning with the coupons in March 2004 for bonds denominated in euros and pound sterling issued in March 2001 and the coupon in September 2004 for the US dollar denominated bonds issued in March 2001.

The delay between the date of the upgrade by Moody’s and the date of the upgrade by Standard & Poor’s explains why the positive impact (before taxes) of the upgrade by Moody’s is estimated to be only €13 million for 2004.

20.4 MANAGEMENT OF COVENANTS

•	Commitments with regard to ratios

Further to the new €10 billion syndicated credit line set up on June 22, 2004, which replaced all France Telecom SA credit lines in force at December 31, 2003 or put in place in the first quarter of 2004, the Company’s credit lines or borrowings are no longer subject to any specific covenants covering compliance with financial ratios.

However, most loans taken out by subsidiaries provide for a commitment to comply with specific financial ratios. The Group remains bound by the following commitments, in particular:

–	Certain financial ratios have to be respected in connection with Orange’s receivables securitization programs (e.g. ratios of indebtedness and interest cover with respect to Orange France and Orange SA). If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

–	TP SA has undertaken to respect certain financial ratios and targets, notably TP Group’s ratio of net debt to EBITDA[1], which must be less than or equal to 3. The calculation of this ratio is established on the basis of international accounting standards, including certain contractual adjustments. EBITDA[1] is calculated on a rolling 12-month basis.

At December 31, 2004, the ratios calculated met the conditions required.

The financing of Kulczyk Holding’s purchase of its shares in TP SA, in respect of which France Telecom granted a guarantee (see Note 28) was also subject to compliance with certain financial ratios. Further to the purchase by France Telecom of Kulczyk Holding’s TP SA shares in October 2004 (see Note 3) and January 2005 (see Note 31), these commitments are no longer in force.

•	Commitments related to instances of default or material adverse changes in financial position

Most of France Telecom’s financing agreements, including in particular the new €10 billion syndicated credit line set up on June 22, 2004, as well as the bonds issued within the scope of the EMTN program and France Telecom SA’s bilateral credit lines, are not subject to cross default or early repayment clauses in the event of a material adverse change in the financial position of the borrower. The accelerated repayment clauses stipulate that default by the borrower on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom SA: (i) standard repayment scenarios on the contractual maturity date of the programs at December 31, 2007 (renewable maturity); and (ii) accelerated repayment, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

•	Other commitments

As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

20.5 CREDIT RISK MANAGEMENT

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and hedging instruments. The notional amounts and carrying values, as well as the fair values of these financial instruments, are presented in Note 21.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom invests its cash and cash equivalents and marketable securities with a number of very highly rated financial institutions and industrial groups.

(1)	EBITDA as defined in the agreements with the financial institutions.

France Telecom enters into interest rate and foreign exchange contracts with major financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of nonperformance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

20.6 MARKET RISK ON SHARES

In 2003, France Telecom acquired options to purchase France Telecom shares for an amount of €9 million, which were intended to cover in part - and up to December 13, 2004 - the bonds exchangeable for France Telecom shares maturing in 2005. At December 31, 2004, these options had not been exercised and the bonds were redeemed in advance of term on December 13, 2004 (see Note 17.1). At December 31, 2004, France Telecom SA no longer holds any options to purchase its own shares.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The principal methods and assumptions used to estimate the fair value of each class of financial instruments are described below.

For cash and cash equivalents, trade accounts receivable, bank overdrafts and other short-term borrowings as well as trade accounts payable, France Telecom considers their carrying value to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market value of non-consolidated investments in quoted companies and marketable securities have been estimated based on quoted market prices at the year-end. For other investments, France Telecom considers, based on available information, that their market value is not less than the carrying value.

	At
(in millions of euros)	December 31, 2004		December 31, 2003
Financial instruments (assets)	Book value	Fair value	Book value	Fair value
Marketable securities	249	263	1,874	1,911
Investments in non-consolidated companies	760	1,235	1,045	2,064

The market value of long-term debt was determined using:

-	the present value of future cash flows, discounted using rates available to France Telecom at the end of the year for instruments with similar terms and maturities;

-	the quoted market value for convertible, exchangeable and indexed bonds.

	At
(in millions of euros)	December 31, 2004		December 31, 2003
Financial instruments (liabilities)	Book value	Fair value	Book value	Fair value
Bank overdrafts and other short-term loans(1)	3,886	3,875	1,570	1,570
Long-term loans(1)	43,504	47,958	47,821	52,107

(1)	After taking into account the effect of currency swaps. The book and market values presented exclude accrued interest.

The fair values of currency and interest rate swaps were estimated by discounting the expected future cash flows using market exchange rates and related year-end interest rates over the remaining life of the contract.

The fair values of over-the-counter options were estimated using option-pricing tools recognized by the market.

(in millions of euros)	At
	December 31, 2004			December 31, 2003
Off-balance sheet financial instruments	Notional amount	Book value	Fair value	Notional amount	Book value	Fair value
Interest rate caps	3,570	8	8	1,976	2	6
Interest rate collars (caps and floors)	834	(3)	(3)	500	(5)	(5)
Interest rate swaps(1)	6,708	(56)	2	7,241	(60)	10
Futures	—	—	—	974	2	2

Currency swaps	9,672	(1,749)	(1,800)	9,043	(1,118)	(947)
Forward currency contracts	8,103	(54)	(54)	7,943	(105)	(106)
Currency options	171	(2)	(2)	—	—	—

Panafon options	—	—	—	623	—	—
Swaptions	—	—	—	200	—	2
Options on shares	—	—	—	2,342	7	3
Warrants	11	11	18	—	—	—

Total	29,069	(1,845)	(1,831)	30,669	(1,277)	(1,035)

(1)	Market value of swaps includes accrued interest.

The book value of off-balance sheet derivative instruments includes accrued interest, balancing cash adjustments and premiums paid or received, and provisions for interest rate risk relating to instruments that do not qualify for hedge accounting, as well as exchange rate gains or losses already accounted for in France Telecom’s financial statements. The difference between book and market values represents the unrealized gain or loss on off-balance sheet derivative instruments.

NOTE 22 - PROVISIONS AND OTHER LIABILITIES

22.1 PROVISIONS FOR RISKS AND CHARGES AND OTHER LONG-TERM LIABILITIES ARE AS FOLLOWS:

	Note	At
(in millions of euros)		December 31, 2004	December 31, 2003	December 31, 2002
Early retirement plans (French civil servants and contractual employees)(1)	22.3	2,625	2,817	3,197
Other retirement indemnities and related amounts	22.3	639	409	372
Equant CVR(2)	22.4	—	—	2,077
MobilCom	22.5	—	—	6,715
Kulczyk/TP SA off-balance sheet commitments	22.6	—	870	571
Provisions for restructuring (total)	22.7	79	127	122
- of which Orange restructuring provisions		45	88	122
- of which Equant restructuring provisions		34	37	—
- of which restructuring provisions for other companies		0	2	—
- of which TP Group restructuring provisions		0	—	—
Provisions for claims and litigation(3)	29	15	14	—
Provisions for dismantling and restoring sites(4)	22.9	337	176	—
Other long-term provisions		187	870	784

Sub-total long-term provisions		3,882	5,283	13,838

Long-term deferred income taxes		200	230	312
Other long-term liabilities		376	473	828

Total		4,458	5,986	14,978

(1)	At December 31, 2004, early retirement plans (concerning French civil servants and contractual employees) are classified under employment termination benefits (see Note 2). At December 31, 2003 and December 31, 2002, early retirement plans concerning contractual employees were classified under “Other provisions”.

(2)	Classified in short-term liabilities at December 31, 2003 (see table below)

(3)	Provisions for claims and litigation were included in other long-term provisions at December 31, 2003 and December 31, 2002.

(4)	Provisions for dismantling and restoring sites were included in other long-term provisions at December 31, 2003 and December 31, 2002.

22.2 PROVISIONS FOR RISKS AND CHARGES AND OTHER SHORT-TERM LIABILITIES ARE AS FOLLOWS:

	Note	At
(in millions of euros)		December 31, 2004	December 31, 2003	December 31, 2002
Early retirement plans (French civil servants and contractual employees)(1)	22.3	893	803	713
Other retirement indemnities and related amounts	22.3	84	41	34
Equant CVR	22.4	0	2,077	0
MobilCom	22.5	80	201	0
Provisions for restructuring (total)	22.7	133	204	353
- of which provision for Orange Sweden withdrawal		5	64	72
- of which restructuring provisions for other Orange entities		33	58	81
- of which Equant restructuring provisions		8	14	106
- of which TP Group restructuring provisions		37	55	83
- of which restructuring provisions for other companies		50	13	11
Provisons for claims and litigation(2)	29	409	450	—
Provisions for dismantling and restoring sites(2)	22.9	1	5
Other short-term provisions		464	489	1,158

Sub-total short-term provisions		2,064	4,270	2,258

Accrued expenses		5,078	4,770	5,137

Sub-total short-term provisions and accrued expenses		7,142	9,040	7,395

Other short-term liabilities		790	1 378	1,712

Total		7,932	10,418	9,107

(1)	At December 31, 2004, early retirement plans (concerning French civil servants and contractual employees) are classified as employment termination benefits (see Note 2). At December 31, 2003 and December 31, 2002, early retirement plans concerning contractual employees were classified under “Other provisions”.

(2)	Provisions for claims and litigation were included in “Other short-term provisions” at December 31, 2003 and December 31, 2002.

(3)	Provisions for dismantling and restoring sites were included in other short-term provisions at December 31, 2003 and December 31, 2002.

Movements in long- and short-term provisions for risks and charges break down as follows:

(in millions of euros)	Note	January 1, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Change in scope, reclassification and other	December 31, 2004
Early retirement plans(1) (French civil servants and contractual employees)	22.3	3,620	156	(791)	(4)	537 (4)	3,518
Other retirement indemnities and related amounts	22.3	450	116	(62)	(51)	270 (5)	723
Equant CVR	22.4	2,077		(2,015)	(62)		0
MobilCom	22.5	201			(121)		80
Provisions for claims and litigation(2)	29	464	56	(82)	(22)	8	424
Provisions for dismantling and restoring sites	22.9	181	67	(30)	(5)	125	338
Kulczyk/TPSA off-balance sheet commitments	22.6	870				(870)
Restructuring provisions (total):	22.7	331	155	(225)	(59)	10	212
- Provision for Orange Sweden withdrawal		64	1	(60)			5
- Other Orange entities		146	48	(53)	(56)	(7)	78
- Equant		51	28	(44)		7	42
- TP Group		55	37	(55)	(3)	3	37
- Other companies		15	41	(13)	0	7	50
Other provisions for risks and charges		1,359	210	(267)	(344)	(307)	651

Total provisions for risks and charges		9,553	760	(3,472)	(668)	(227)	5,946
- Long-term		5,283	391	(154)	(328)	(1,310)	3,882
- Short-term		4,270	369	(3,318)	(340)	1,083	2,064

(1)	At December 31, 2004, early retirement plans (concerning French civil servants and contractual employees) are classified as employment termination benefits (see Note 2). At December 31, 2003 and December 31, 2002, early retirement plans concerning contractual employees were classified under “Other provisions”.

(2)	Provisions for claims and litigation are included in other provisions for risk and charges at the beginning of the year.

(3)	Provisions for dismantling and restoring sites, are included in other provisions for risks and charges at the beginning of the year.

(4)	The application of CNC Recommendation no. 2003-RR.01 at January 1, 2004 resulted in a €502 million adjustment to the opening balance of provisions, relating to the reclassification of early retirement plans as employment termination benefits; the difference arises due to the reclassification of other provisions for risks and charges as early retirement plans.

(5)	Including €150 million relating to France Telecom SA’s time savings account (“compte épargne temps”) and €33 million in historic actuarial gains and losses.

The impact of increases and reversals of unused provisions on the statement of income can be analyzed as follows:

	Year ended December 31, 2004
(in millions of euros)	Increases	Reversals of provisions (releases)	Other	Total
Operating income/(loss)	417	(148)	0	269
Non-operating and financial items	343	(520)	0	(177)

Total impact on the statement of income	760	(668)		92

22.3 PENSION AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

	Employment termination benefits		Post-employment benefits
(in millions of euros)	Early retirement plan	Other employment termination benefits	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long- term benefits	Total
Change in benefit obligation
Defined Benefit Obligation (DBO) at the beginning of the period	4,157	19	255	237	194	251	5,113
- Service cost			20	14	3	5	42
- Interest cost	148	1	13	13	9	4	188
- Employee contributions			6				6
- Amendments			(6)	1			(5)
- Curtailments/settlements			(1)	(4)	(35)	(10)	(50)
- Actuarial losses/(gains)	8	1	33	12	41	1	96
- Benefits paid	(795)	(5)	(16)	(16)	(8)	(9)	(849)
- Changes in Group structure:
- Acquisitions/disposals
- Other (exchange differences)			(3)	2	2	10	11

- DBO at the end of the period: (A)	3,518	16	301	259	206	252	4,552
- DBO at the end of the period in respect of employee benefit plans that are wholly or partly funded			298	28			326
- DBO at the end of the period in respect of employee benefit plans that are wholly unfunded	3,518	16	3	231	206	252	4,226

Change in plan assets
- Fair value of plan assets at the beginning of the period			146	2			148

- Actuarial return on plan assets			12				21
- Employer contributions			24		1	9	24
- Employee contributions			6				6
- Curtailments/settlements			(1)				(1)
- Benefits paid			(16)	(1)			(17)
- Changes in Group structure:			(4)				(4)
- Acquisitions/disposals
- Other (exchange differences)			(2)				(2)
- Fair value of plan assets at the end of the period: (B)			165	1			166

Reconciliation of funded status
- Funded status of plans (A) – (B)	3,518	16	137	258	206	252	4,387
- Unrecognized actuarial gains/(losses)			(41)	(15)	(41)		(97)
- Unrecognized prior service cost				(54)	5		(49)
- Asset ceiling adjustment
Provision/(assets)	3,518	16	96	189	170	252	4,241
- Of which short-term provisions (assets)	893	9	9	18	16	32	977
- Of which long-term provisions (assets)	2,625	7	87	171	154	220	3,264

	Employment termination benefits		Post-employment benefits				Total
(in millions of euros)	Early retirement plan	Other employment termination benefits	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long- term benefits
- Service cost			20	14	3	5	42
- Interest cost	148	1	13	13	9	5	189
- Expected return on plan assets			(10)				(10)
- Actuarial (gains)/losses	8	1				1	10
- Amortization of unrecognized prior service cost				6	(1)		5
- Impact of curtailments/settlements				(4)	(36)	(11)	(51)
- Asset ceiling adjustment

Net Periodic Pension Cost	156	2	23	29	(25)		185

Change in provisions (assets)
- Provision/(asset) at beginning of period	4,157	19	98	173	201	251	4,899
- Net Periodic Pension Cost	156	2	23	29	(25)		185
- Contributions paid by the employer		(5)	(24)				(29)
- Benefits directly paid by the employer	(795)		(1)	(15)	(8)	(9)	(828)
- Changes in Group structure: Acquisitions/disposals
- Other (exchange differences)				2	2	10	14

- Provision/(asset) at end of period	3,518	16	96	189	170	252	4,241

An amount of €186 million was expensed in the year in respect of defined contribution plans.

The assumptions used for the Eurozone (representing over 90% of France Telecom’s liability) are as follows:

–	Discount rate: 4.5% long-term rate; short-term rate of between 3.75% and 4%, depending on the plan

–	Inflation rate: 2%

–	Expected long-term increase in salaries: 2%

–	Expected return on plan assets: 5%

–	The success rate of the early retirement plan was revised downwards to 96% in 2005.

22.4 EQUANT CVR PROVISION

The payment relating to the contingent value rights certificates (CVR) was made on July 8, 2004 in the amount of €2,015 million.

22.5 MOBILCOM

For reasons of prudence, at December 31, 2001, a reexamination of the outlook for the mobile telephony market in Germany led France Telecom to write down its current account with MobilCom in the amount of €478 million.

At June 30, 2002, France Telecom recorded a €7 billion provision for risk, intended to cover the risks related to the financial commitment linked to the development of MobilCom’s UMTS activities, and wrote down in full the €290 million in loans granted during the first half of 2002.

Pursuant to the MC Settlement Agreement signed on November 20, 2002 with MobilCom, and the three agreements (the “Assignment and Subscription Agreements”) signed on November 30, 2002 with members of the banking syndicate and MobilCom’s equipment suppliers:

-	France Telecom repurchased at their nominal value the loans granted by the members of the banking syndicate and the equipment suppliers (approximately €6 billion), and waived these loans as well as the shareholder loans granted to MobilCom in the previous two years (approximately €1 billion), i.e. a total of approximately €7 billion;

-	the Shareholders’ Meeting of MobilCom held on January 27, 2003 approved the plan to save the historic activities of MobilCom, the freeze of UMTS activities as well as the waiver by MobilCom of all claims against the France Telecom Group;

-	the Shareholders’ Meeting of France Telecom held on February 25, 2003 authorized the issuance of perpetual bonds redeemable into France Telecom shares (TDIRA) reserved for members of the banking syndicate and the equipment suppliers (see Note 26);

-	Mr. Gerhard Schmid waived any claims against the France Telecom Group (including Orange) and vice versa;

-	MobilCom waived any claims against the France Telecom Group (including Orange) and vice versa;

-	France Telecom committed to contributing to the costs of freezing the UMTS activities of MobilCom:

(i)	by granting MobilCom a credit facility for a maximum amount of €248 million (such amount was set at €370 million before June 26, 2003, as described below), valid until December 31, 2003. France Telecom has waived the repayments of the amounts due under this facility;

(ii)	by granting an indemnity to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, for a total amount of €210 million (payments are spread out until January 31, 2006).

-	France Telecom benefits from a return to better fortune clause on MobilCom’s UMTS assets (including the license), allowing it to recover 90% of the proceeds from an eventual potential sale of any UMTS asset by MobilCom.

On May 12, 2003, MobilCom Multimedia GmbH signed an agreement (the “Sale and Purchase Agreement on UMTS Network Assets”) with E-Plus, which became effective on June 26, 2003, providing for the sale of UMTS assets (other than the license). Following this divestiture, the credit facility limit granted to MobilCom was reduced from €370 million to €248 million. In the context of this sale, France Telecom granted E-Plus a guarantee (for a maximum amount of €50 million) related to the potential financial obligations of MobilCom Multimedia GmbH toward E-Plus for vendor guarantees granted under the Sale and Purchase Agreement on UMTS Network Assets.

The €6,715 million provision set aside at December 31, 2002 was used as follows:

-	€6,073 million relating to the waiver granted to MobilCom of the loans previously held by the banking syndicate and the equipment suppliers;

-	€173 million relating to the facility granted to MobilCom.

€268 million of this amount was reclassified in the first half of 2003 as other debt, corresponding to:

-	€210 million for the indemnity granted to E-Plus for the termination of the National Roaming Contract between E-Plus and MobilCom, of which €80 million was outstanding at December 31, 2003; and

-	€58 million related to the facility granted to MobilCom in relation with the closure of UMTS activities.

France Telecom reversed €121 million of the MobilCom provision - amounting to €201 million at end-December 2003 - further to a year-end review of the specific risks to which it is exposed at end-December 2004. The remaining balance of the provision is therefore €80 million.

Furthermore, a number of claims against France Telecom brought before German courts are currently in progress. These claims are described in Note 29.

22.6 KULCZYK HOLDING

As part of the acquisition of TP SA by France Telecom and Kulczyk Holding, France Telecom and Kulczyk Holding and the banks financing Kulczyk Holding were bound by different commitments.

Kulczyk Holding held a put option to sell to France Telecom SA its 13.57 % stake between October 2003 and January 2007 at a price equal to its purchase cost of €1.6 billion plus accrued interest and less dividends paid.

In 2003, France Telecom recorded a €870 million provision for the difference between the amount of the commitment and the value in use of the TP shares to be received. Further to the consolidation of Tele Invest and Tele Invest II, the provision was written back through shareholders’ equity at January 1, 2004.

22.7 RESTRUCTURING PROVISIONS

At December 31, 2004, restructuring provisions amounted to €212 million and mainly included:

(i) For Orange:

•	restructuring costs in the amount of €78 million. This amount primarily includes €13 million in personnel costs, €4 million in indemnities for termination of advertising contracts and €59 million for site closures (exit costs and penalties for canceling tenancy agreements);

•	€5 million in costs relating to the withdrawal from Sweden—mainly for covering legal commitments.

(ii) For Equant, €42 million mainly including:

•	€39 million in costs related to site closures (exit costs and penalties for canceling tenancy agreements);

•	€3 million in personnel costs.

The €155 million increase in provisions recorded in 2004 mainly relates to an additional provision to cover reorganization costs in connection with the operational performance improvement plans. These costs break down as €48 million for Orange and €28 million for Equant.

Reversals of provisions used in 2004 totaled €225 million, mainly breaking down as follows:

-	€113 million for the Orange Group;

-	€55 million for TP;

-	€44 million for Equant.

In addition, a €56 million unused provision was reversed. €38 million of this amount corresponded to provisions set aside for risks previously identified on advertising contracts and contracts providing for the acquisition of audiovisual rights relating to Orange in France, which were no longer needed due to the effective commercial launch of UMTS services in France in 2004. The remaining €18 million of the reversed amount corresponded to provisions set aside for various real estate risks (related to vacant premises or premises sub-let to third parties, but where the rent received from these sub-tenants proved to be lower than the costs borne by Orange under the main rental agreement. Part of the amount of these provisions was no longer justified in 2004 due to the increase in estimated rental income from the sub-tenants.

22.8 OTHER LONG-TERM LIABILITIES

At December 31, 2004, this heading notably included:

-	fixed assets supplier payables in the amount of €257 million (€326 million at December 31, 2003);

-	an amount of €116 million (€122 million at December 31, 2003) consisting of the net gain on “in substance defeasance” operations carried out in connection with draw-downs under capital leases (see Note 28), which will be recognized in income on a straight-line basis over the term of the lease agreements. The net gain was calculated by deducting a provision recorded to cover future costs relating to probable changes in interest or tax rates, as estimated by the Company’s Management.

22.9 PROVISIONS FOR DISMANTLING AND RESTORING SITES

The measurement of the provision depends on dismantling costs (per unit for telephone poles and public phones, per site for mobile antennae) incurred by France Telecom to meet its commitments with respect to the environment and annual forecasts of dismantling assets (“deposes d’actif”) for telephone poles and public telephones and estimated departures from sites (“departs estimés des sites”) for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current fiscal year and extrapolated for future years using the best estimate of future trends in prices, inflation, etc. These costs are discounted at a risk-free rate. Forecasts of estimated departures from sites or asset returns may be revised in light of future changes in regulations or technological requirements.

The provision for dismantling and restoring sites primarily consisted of the following items at the year-end:

-	costs of dismantling telephone poles (€140 million).

-	costs of dismantling public telephones (€40 million).

-	costs of restoring mobile telephony antennae sites (€137 million).

NOTE 23- STOCK OPTION PLANS

France Telecom SA has not set up any stock option plans.

At France Telecom’s Ordinary and Extraordinary Shareholders’ Meeting of September 1, 2004, the Company’s shareholders authorized the Board of Directors to grant stock options in France Telecom to employees or executive directors up to November 1, 2007.

Orange SA, Wanadoo SA and Equant granted their executive directors and employees stock options prior to 2004. The terms and conditions of the Wanadoo and Orange plans (set up in connection with the buyout of the minority shares in these companies) are provided below, along with a breakdown of the plans.

Equant NV granted its executive directors and employees new stock option plans in 2004. A breakdown of these plans is given below.

23.1 WANADOO STOCK OPTION PLANS

Transfer of Wanadoo stock options

In connection with the public exchange offer for Wanadoo shares, approved by the Autorité des marchés financiers on March 9, 2004, France Telecom undertook to guarantee the liquidity of the shares issued following the exercise of Wanadoo stock options that were not tendered to the offer. The valuation mechanism under this guarantee was based on the ratio of exchange used for the public exchange offer, representing 7 France Telecom shares for 18 Wanadoo shares.

This commitment, which took effect as of the closing of the offer on April 19, 2004, resulted in Wanadoo stock options being exchanged for France Telecom stock options following the merger of Wanadoo SA and France Telecom SA on September 1, 2004, at a ratio of 7 France Telecom shares for 18 Wanadoo shares, subject to adjustments that may be made further to subsequent financial transactions.

The Wanadoo stock options benefiting from the liquidity commitment have been treated as France Telecom stock options as from April 19, 2004, in accordance with accounting policies. From that date, they are also considered as dilutive instruments provided that their exercise price multiplied by 18/7 is lower than the France Telecom share price at December 31, 2004 (see Note 25).

The different stock option plans approved by Wanadoo’s Board of Directors that were in force during the year ended December 31, 2004 and were transferred to France Telecom SA at the time of the merger are summarized below:

•	2000 stock option plan

This plan is designed for employees and executive directors of Wanadoo and its subsidiaries excluding Freeserve. It includes two tranches, one with and one without performance conditions. Exercise of the second tranche options is subject to the following performance conditions:

-	if growth in France Telecom’s shares over a period of 5 years is less than 80% of growth in the Eurostoxx Telecommunications index over the same period, only 50% of the shares can be exercised;

-	if this growth is between 80% and 100%, then 66.66% of the options can be exercised;

-	if this growth is between 100% and 120%, then 83.3% of the options can be exercised;

-	if this growth is over 120%, then 100% of the options can be exercised;

-	the other options can be exercised three years after their grant date but can only be sold four years after that date.

•	Stock option plans of April and November 2001

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Wanadoo UK (formerly Freeserve). The options for subscription of shares can be exercised three years after their grant date but can only be sold four years after that date. The exercise of options granted to the members of the Management Committee of the Wanadoo group in the context of the April 2001 stock option plan was subject to a number of performance conditions relating to the performance of Wanadoo shares and operating results. The Board of Directors of July 7, 2004 noted that these conditions had been duly met. Therefore, all of these options are available without conditions.

•	Stock option plans of June and November 2002

These plans are designed for employees and executive directors of Wanadoo and its subsidiaries excluding Wanadoo UK. All share subscription options can be exercised three years after their grant date but can only be sold four years after that date.

•	Wanadoo UK stock option plan of March 2001

This plan exclusively concerns subscription options attributed to Wanadoo UK employees. It provides for the exercise of the options as follows:

–	10% - 6 months after the date of grant;

–	10% - 12 months after the date of grant;

–	40% - 24 months after the date of grant;

–	40% - 36 months after the date of grant.

•	Wanadoo UK stock option plans of November 2001

This plan exclusively concerns subscription options attributed to Wanadoo UK employees. It breaks down into two different plans.

In the first plan, the options are exercisable as follows:

–	50% - 22 months after the date of grant;

–	50% - 34 months after the date of grant.

In the second plan, the options are exercisable as follows:

–	50% - 19 months after the date of grant;

–	50% - 31 months after the date of grant.

•	Wanadoo UK stock option plans of June and November 2002

These plans exclusively concern subscription options granted to Freeserve employees. They provide for the exercise of the options as follows:

–	50% - 24 months after the date of grant;

–	50% - 36 months after the date of grant.

•	2003 stock option plan

This plan concerns employees and executive directors of Wanadoo and all of its subsidiaries. All of the options granted are exercisable three years after their grant date but can only be sold four years after that date.

The different stock option plans granted to employees are summarized below:

	Number of options	Weighted average exercise price per share
Options outstanding at the beginning of the year	32,326,955	€7.41

Conversion into France Telecom options (7/18)(1)	12,554,718	€19.06

Granted	—	—
2000 stock option plan	—	—
Wanadoo UK March 2001 stock option plan	—	—
2001 stock option plan	—	—
Wanadoo UK November 2001 stock option plan	—	—
2002 stock option plan	—	—
Wanadoo UK 2002 stock option plan	—	—
2003 stock option plan	—	—

Exercised	1,825,516	€15.41
2000 stock option plan	—	—
Wanadoo UK March 2001 stock option plan	738,055	€15.74
2001 stock option plan	741,778	€15.43
Wanadoo UK November 2001 stock option plan	179,413	€15.43
2002 stock option plan	—	—
Wanadoo UK 2002 stock option plan	166,270	€13.89
2003 stock option plan	—	—

Cancelled, returned, lapsed	443,408	€18.96
2000 stock option plan	52,845	€48.86
Wanadoo UK March 2001 stock option plan	47,252	€15.74
2001 stock option plan	102,408	€15.43
Wanadoo UK November 2001 stock option plan	29,853	€15.43
2002 stock option plan	134,527	€13.89
Wanadoo UK 2002 stock option plan	36,471	€13.89
2003 stock option plan	40,052	€16.66

Options outstanding at the end of the year	10,285,794	€19.71

(1)	The figure 12,554,718 results from the conversion of Wanadoo stock options into France Telecom stock options at a ratio of 7 France Telecom shares to 18 Wanadoo shares. The total number of France Telecom shares obtained by each option holder was rounded down to the nearest whole number pursuant to the decision of the Shareholders’ Meeting of September 1, 2004.

Outstanding options at December 31, 2004 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Dec. 31, 2004
2000 stock option plan	1,401,665	7	€48.86	—
Wanadoo UK March 2001 stock option plan	8,325	—	€15.74	8,325
2001 stock option plan	3,290,941	—	€15.43	3,290,941
Wanadoo UK November 2001 stock option plan	47,212	—	€15.43	47,212
2002 stock option plan	3,202,177	6	€13.89	—
Wanadoo UK 2002 stock option plan	278,744	6	€13.89	185,829
2003 stock option plan	2,056,730	23	€16.66	—

Total	10,285,794	7	€19.71	3,532,307

The options outstanding at December 31, 2004 represented 0.4% of the shares issued by France Telecom SA at that date. As Wanadoo SA has been dissolved, the table above indicates France Telecom SA shares.

23.2 ORANGE STOCK OPTION PLANS

Orange liquidity contract

Upon completion of the tender offer followed by a compulsory purchase of outstanding Orange shares, France Telecom offered Orange stock option holders and holders of Orange shares obtained upon exercise of stock options, the possibility of entering into a liquidity contract.

Orange shares covered by the liquidity contract are automatically transferred to France Telecom either upon exercise by the participants of the relevant options or at the end of the non-transferability period for options already exercised.

The signatories to the liquidity contract undertake not to exercise their options before the end of any tax or social security non-transferability period and more generally not to transfer or convert into bearer shares, any Orange shares obtained upon the exercise of their options in such manner as to render Orange or one of its subsidiaries liable to pay social security or tax contributions.

The shares are exchanged based on the exchange ratio applicable in the exchange offer, i.e. 0.445 France Telecom share for 1 Orange share at December 31, 2004, adjusted, where applicable, to take into account any changes in the share capital or shareholders’ equity of France Telecom as described in the liquidity contract, and consistent with usual practices and within the limits of relevant laws and regulations.

In accordance with accounting policies, the Orange stock options covered by the liquidity contract must be treated as options to purchase or subscribe for France Telecom shares and be considered as dilutive instruments from the closing date of the public exchange offer in relation to Orange shares, i.e. October 7, 2003, provided that their exercise price divided by 0.445 does not exceed the market price of France Telecom shares at December 31, 2004.

In consideration for the Orange shares, France Telecom may choose to remit (i) new or existing France Telecom shares, (ii) a cash payment equal to the value of the number of France Telecom shares corresponding to the exchange ratio, as such value is determined by reference to an average market price of France Telecom shares over the 20 trading days preceding the implementation of the transfer of the Orange shares, pursuant to the terms of the liquidity contract, or (iii) a combination of shares and cash.

The stock option plans described hereafter have been approved by the Company’s Board of Directors and were applicable during 2003, 2002 and 2001:

•	Stock option plan (France)

The Orange Share Option Plan is designed for employees and executive directors of Orange subsidiaries who are French residents or otherwise eligible. Under this plan, options to subscribe for new shares of the company are granted to eligible persons.

•	International Sharesave Plan

The Orange International Sharesave Plan is designed for employees and executive directors of Orange subsidiaries. Under this plan, options to subscribe for new shares or acquire existing shares of the company are granted to eligible persons. The options can be exercised after an eligible employee has agreed to save a fixed monthly amount with authorized institutions for three or five years, the maximum monthly saving being £250. The exercise price cannot be less than 80% of the market value at the date of the grant.

•	Stock option plan (International)

The International Share Option Plan is designed for employees and executive directors of subsidiaries of Orange who reside outside France, principally in the United Kingdom, but also in Slovakia and Switzerland. Six tranches exist, each with a different vesting period.

•	Stock option plan (United States)

The Orange US Share Option Plan is a qualifying share option plan for employees and executive directors of Orange’s subsidiaries in the United States. Two tranches exist, each with a different vesting period.

Orange SA’s various employee stock option plans can be summarized is as follows:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	115,054,616	€8.72

Granted	—	—
Stock option plan (France)	—	—
“Sharesave Plan” (International – 3 years UK)	—	—
“Sharesave Plan” (International – 3 years Netherlands)	—	—
“Sharesave Plan” (International – 5 years UK)	—	—
Stock option plan (International)	—	—
Stock option plan (US)	—	—

Exercised	(8,546,003)	€7.76
Stock option plan (France)	—	—
“Sharesave Plan” (International – 3 years UK)	(813,481)	£4.93
“Sharesave Plan” (International – 3 years Netherlands)	(995)	€6.14
“Sharesave Plan” (International – 5 years UK)	(28,227)	£4.43
Stock option plan (International)	(7,587,503)	€7.86
Stock option plan (United States)	(115,797)	€6.73

Cancelled, returned, lapsed	(7,570,470)	€9.05
Stock option plan (France)	(776,435)	€8.74
“Sharesave Plan” (International – 3 years UK)	(497,686)	£4.20
“Sharesave Plan” (International – 3 years Netherlands)	(14,486)	€6.14
“Sharesave Plan” (International – 5 years UK)	(216,446)	£4.43
Stock option plan (International)	(5,296,373)	€9.37
Stock option plan (United States)	(769,044)	€9.92

Options outstanding at the end of the year	98,938,143	€8.77

Details of outstanding options at December 31, 2004 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price	Number of options exercisable at Dec. 31, 2004
Stock option plans (France)	41,919,437	4	€8.66	280,799
Stock option plans (International - 3 years - UK)	2,082,545	10	£3.81	218,684
Stock option plans (International - 3 years - Netherlands)	158,402	15	€6.14	2,052
Stock option plans (International - 5 years - UK)	1,411,921	16	£4.43	34,726
Stock option plans (International)	52,221,908	1	€9.06	41,331,860
Stock option plans (US)	1,143,930	0.5	€9.58	1,099,494

Total	98,938,143	3	€8.77	42,967,615

The number of options outstanding at December 31, 2004 represented 2.05% of the shares issued by Orange SA at that date.

In addition, the Orange consolidated subsidiaries, Mobistar SA and ECMS, have each set up stock option plans as described below:

•	Mobistar SA

Mobistar SA has granted stock options to certain employees in the form of stock warrants (“BSA”). At December 31, 2004, 255,826 were outstanding, (778,770 at December 31, 2003). In January and February 2004, 286,149 BSA were exercised and 231,371 in September 2004. The exercise price of a BSA is €34.15. 15,137 BSA expire in July 2005 with the remaining 240,689 expiring in July 2008. BSA may only be exercised during predefined one-month periods between January 2004 and July 2008, as follows:

-	Beneficiaries were able to exercise up to 50% of their BSA in January 2004.

-	Beneficiaries were also able to exercise up to 75% of their BSA in September 2004.

-	All of the BSA may be exercised in July 2005. The BSA which expire in July 2008 may also be exercised in January 2006, September 2006, January 2007, September 2007 and July 2008.

•	ECMS

ECMS granted 479,000 stock purchase options to its employees during 2003 and acquired treasury shares in order to comply with the requirements of this plan. The options may be exercised between February 20, 2006 and February 20, 2010, at an exercise price of 37 Egyptian pounds per option.

23.3 EQUANT STOCK OPTION PLANS

The stock option plans approved by the Board of Directors of Equant are described below:

Equant adopted a Stock Option Plan (the ‘Option Plan’) in June 1998. The Option Plan provided that Equant may grant options and restricted share awards covering up to 5 per cent of its shares outstanding after the IPO.

The first of these grants took effect on July 21, 1998 for all eligible employees at an exercise price of US$27.00 (the IPO price). Since then, Equant has granted further options to its employees, including its managing directors and other executive officers. Under the terms of the Option Plan, the exercise price of options can be no less than the average price of Equant’s shares on the New York Stock Exchange on the date of grant. However, with respect to newly hired employees, including employees of the LNO group that SITA transfers to Equant or employees of any business Equant acquires, the exercise price for options granted is generally set during a specific period. In certain circumstances the exercise price may be specified within the terms of the employment contract.

In some countries, Equant has adopted a phantom plan rather than an actual stock option plan. The phantom plan is designed to approximate for certain Equant employees the incentives of owning stock options without involving the actual transfer of options or shares.

On May 25, 2001, Equant offered to purchase outstanding options (‘Option Buyback’) that were granted under the ‘Option Plan’ on or before November 19, 2000 with an exercise price greater than or equal to US$88.00 per share in exchange for a cash payment of US$2.00 per option. The Option Buyback was conditional upon the completion of the transaction with France Telecom, which was finalized on July 29, 2001. As a result of the Option Buyback, Equant paid US$1.9 million to employees in respect of 947,153 options and 10,731 phantom options.

On June 29, 2001, all options and restricted shares that were granted under the ‘Option Plan’ on or before November 19, 2000 were subject to accelerated vesting as a result of the completion of the France Telecom transaction. This resulted in Equant paying US$0.5 million in social security charges during the year ended December 31, 2001.

On March 27, 2002, Equant awarded 25,000 restricted shares to a member of the management team. These awards are included in the total granted options and awards as described below.

At December 31, 2002, Equant had granted options and awards under the Option Plan covering 11,651,268 shares at exercise prices ranging from US$0.00 to US$117.81 and vesting periods from July 21, 2000 to October 23, 2006.

In 2003, Equant granted 363,974 options at an average weighted price of €6.17. 75,974 options were granted on April 1, 2003 at a price of €4.46, 200,000 options were granted on June 9, 2003 at a price of €6.45, 10,000 options were granted on July 23, 2003 at a price of €5.62 and 78,000 options were granted on December 11, 2003 at a price of €7.21.

In 2004, Equant granted 1,626,641 options at a price ranging from €3.28 to €8.43, as detailed below:

–	78,000 options were granted on January 1, 2004 at a price of €7.21, exercisable between January 1, 2005 and January 1, 2014. One third of the options may be exercised after one year, two thirds of the options may be exercised after two years and 100% of the options may be exercised after three years.

–	150,000 options were granted on February 26, 2004 at a price of €8.43, exercisable between February 26, 2005 and February 26, 2014. 25% of the options may be exercised after one year, 50% after two years, 75% after three years and 100% after four years.

–	1,190,000 options were granted on March 1, 2004 at a price of €8.25, exercisable between March 1, 2005 and March 1, 2014. One third of the options may be exercised after one year, two thirds after two years and 100% after three years, with the exception of 32,916 options which may only be exercised in full after a period of three years.

–	10,000 options were granted on March 15, 2004 at a price of €7.53, exercisable between March 15, 2005 and March 15, 2014. One third of the options may be exercised after one year, two thirds after two years and 100% after three years, with the exception of 5,870 options which may only be exercised in full after a period of three years.

–	91,641 options were granted on April 1, 2004 at a price of €7.89, exercisable between April 1, 2005 and April 1, 2014. One third of the options may be exercised after one year, two thirds after two years and 100 % after three years.

–	12,000 options were granted on April 22, 2004 at a price of €7.39, exercisable between April 22, 2005 and April 22, 2014. One third of the options may be exercised after one year, two thirds after two years and 100% after three years.

–	70,000 options were granted on July 22, 2004 at a price of €5.02, exercisable between July 22, 2005 and July 22, 2014. 25% of the options may be exercised after one year, 50% after two years, 75% after three years and 100% after four years.

–	25,000 options were granted on March 15, 2004 at a price of €3.28, exercisable between October 26, 2005 and October 26, 2014. One third of the options may be exercised after one year, two thirds after two years and 100 % after three years.

The different option plans granted by Equant to its employees (including the restricted share awards) are summarized below:

	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	7,815,390	$ €	20.23 16.01

Granted	1,626,641	$ €	10.33 7.96
Exercised	(103,704)	$ €	27.00 20.81
Cancelled, returned, lapsed	(1,545,420)	$ €	25.95 20.00
Options outstanding at the end of the year	7,792,907	$ €	16.94 13.47

Details of outstanding options at December 31, 2004 are as follows:

	Number of options	Weighted average vesting period (in months)	Weighted average exercise price		Number of options exercisable at Dec. 31, 2004
Stock options plans	7,792,907	19	$ €	16.94 13.47	3,483,831
Total	7,792,907	19	$ €	16.94 13.47	3,483,831

The number of options outstanding at December 31, 2004 represented 2.66% of shares issued by Equant NV at that date.

NOTE 24 - MINORITY INTERESTS

Changes in minority interests are as follows:

(in millions of euros)	December 31, 2004	December 31, 2003	December 31, 2002
Opening balance	5,966	9,780	8,101
Net income/(loss) for the period	218	522	(170)
Issuance of share capital to minority interests	2	(52)	23
Effect of acquisitions and divestitures	(2,117)	(3,226)	2,747
Appropriation of prior period net income/(loss)	(144)	(120)	(77)
Translation adjustment	283	(836)	(799)
Other	(156)	(102)	(45)

Closing balance	4,052	5,966	9,780

At December 31, 2004, minority interests related mainly to TP Group for an amount of €2,567 million, Orange subsidiaries for €599 million, Equant for €411 million, and PagesJaunes for €138 million. The effect of acquisitions and divestitures primarily reflects the purchase of minority interests - representing €(1,259) million - further to France Telecom’s public tender offer for Wanadoo shares (see Note 3), €(198) million further to the compulsory purchase of outstanding shares in Wanadoo, €(248) million further to the tender offer followed by the compulsory purchase of Orange shares (see Note 3), and €(519) million reflecting the impact of consolidating Tele Invest and Tele Invest II at January 1, 2004 (see Note 2).

At December 31, 2003, minority interests related mainly to Orange SA and its subsidiaries for an amount of €673 million, TP Group for an amount of €2,507 million, Wanadoo for €1,449 million and Equant for €965 million. The change in translation adjustment is mainly due to the exchange rate variations of the Polish zloty and the pound sterling. The effect of acquisitions and divestitures primarily reflected the purchase of minority interests in Orange – representing €2,962 million - further to France Telecom’s public exchange offer for Orange shares (see Note 3).

At December 31, 2002, minority interests related mainly to Orange SA and its subsidiaries for an amount of €3,463 million, TP Group for an amount of €2,836 million, Wanadoo for €1,654 million and Equant for €1,182 million. The effect of acquisitions and divestitures related mainly to the change in the method of consolidation of TP Group (see Note 3) for €3,011 million and to the purchase of approximately 2% of the minority interests in Orange SA following the exercise of a put option by E.On amounting to €(539) million (see Note 3) and to the dilution of France Telecom’s interest in Wanadoo following the acquisition of eresMas for €220 million (see Note 3).

NOTE 25 - SHAREHOLDERS’ EQUITY

At December 31, 2004, the share capital of France Telecom amounted to €9,869,333,704, made up of 2,467,333,426 ordinary shares with a par value of €4 each. For the year ended December 31, 2004, the weighted average number of ordinary shares outstanding amounted to 2,444,046,190, and the weighted average number of ordinary and dilutive shares amounted to 2,479,921,206.

French decree no. 2004-387 of May 3, 2004, issued pursuant to law no. 2003-1365 of December 31, 2003, authorized the transfer of France Telecom from the public sector to the private sector. On September 7, 2004, the French State sold 267,716,480 existing France Telecom shares, representing 10.85% of France Telecom’s share capital. These shares were held either directly or indirectly through ERAP, an industrial and commercial public undertaking. Following this sale, the French State launched a share offer reserved for employees and former employees of the France Telecom Group pursuant to the French law of August 6, 1986 on privatization (see Note 31).

At December 31, 2004, the French State owned directly, and indirectly through ERAP, 42.24% of France Telecom’s share capital.

25.1 CHANGES IN SHARE CAPITAL

During 2004:

•	On April 9, 2004, the Board of Directors noted the creation of 1,145 shares further to the conversion of convertible bonds into France Telecom shares in the first quarter of 2004.

•	On April 29, 2004, France Telecom issued 64,796,795 new shares in exchange for the Wanadoo shares tendered to the public exchange offer.

•	France Telecom increased its share capital through the issuance of 218,658 shares further to the exercise of Wanadoo SA stock options. These options were exercised between September 27, 2004 and December 31, 2004. The exercise - during said period - of the Wanadoo stock options transferred to France Telecom (see Note 23.1) resulted in the creation of 218,658 France Telecom shares, as noted by the Board of Directors on January 26, 2005.

Pursuant to the Ordinary and Extraordinary Shareholders’ Meeting of February 25, 2003, the Board of Directors has the authority for a period of 26 months to proceed with the issuance of ordinary shares, with or without preferred subscription rights for existing shareholders, or of instruments giving access to France Telecom share capital, representing a maximum nominal capital increase of €30 billion.

During the year ended December 31, 2003, in addition to the TDIRA issuance (see Note 26), the authorization was used as follows:

•	France Telecom increased its share capital through the issuance of 1,037,205,725 new shares with a par value of €4. Following this issuance, the number of shares issued reached 2,224,364,449 and the Company’s share capital amounted to €8,897,457,796. This capital increase was carried out through grants of stock purchase warrants (BSA) at a ratio of one BSA per France Telecom share held. 20 BSA gave holders the right to subscribe to 19 shares at a price of €14.50 per share. Further to France Telecom’s announcement that the BSA allocated to its 95,363,219 treasury shares would not be exercised or sold, 1,091,795,500 BSA were exercised (five BSA were not exercised due to the ratio applicable). France Telecom entered into a collateral contract with a bank syndicate which committed the bank syndicate to acquire and exercise all outstanding BSA. At the end of the subscription period, the shares issued were placed on the market in the course of a placement with bookbuilding and the difference between the placement price and the subscription price, i.e. €4.275 per BSA, was paid to the BSA holders selling their BSA. The gross amount of the rights issue totaled €15,039 million. Taking into account the issuance costs and bank fees (€200 million), the net proceeds from the capital increase amounted to €14,839 million.

•	On February 25, 2003 the Board of Directors decided to cancel 3 million France Telecom treasury shares (representing €312 million) over the first six months of 2003 in connection with the TDIRA issuance authorized by the Ordinary and Extraordinary Shareholders’ Meeting of February 25, 2003.

•	In June 2003, France Telecom launched an employee share issue. On July 28, 2003 the Chairman noted that at the end of the subscription period, 5,596,476 shares payable in cash had been subscribed, and a further 1,754,152 free shares had been granted to the subscribers, representing a total of 7,350,628 new shares for an amount of €87 million.

•	On October 17, 2003, France Telecom issued 170,600,523 shares with a par value of €4 each, thus increasing the number of shares in issue to 2,402,315,600 and the share capital to €9,609,262,400 in order to finance the acquisition of Orange shares as part of the exchange offer (see Note 3), in addition to the 95,363,219 treasury shares remitted (see below). Based on the market price of the France Telecom share on October 16, 2003 (€21.25) - the date on which the Conseil des Marchés Financiers published the results of the exchange offer - the gross amount of the capital increase was €3,625 million. Issuance costs and bank fees amounted to €32 million.

•	At December 31, 2003, the capital of France Telecom included 1,228 shares issued further to the conversion of 101 convertible bonds during the year, at a ratio of 12.17 shares per bond. These bonds had a face value of €800.05 and were issued at par in November 1998. At December 31, 2003, 2,536,878 bonds were outstanding. They matured on January 1, 2004 and holders have been able to redeem their bonds since January 2, 2004.

During the year ended December 31, 2002, France Telecom:

•	Increased its share capital through the issuance of 33,687,956 new shares with a par value of €4 each, representing €134.8 million, in order to distribute part of the 2001 dividend in the form of shares, including 98,677 new shares representing the payment made by the shareholders. The premium attached to each share issued amounted to €15.7, representing a total of €527.6 million.

•	Carried out an employee share issue representing 2,298,125 shares

•	at a price of €22.85, plus the 2,381,416 shares granted free to subscribers, i.e. a total of 4,679,541 new shares - with a par value of €4 each - for an amount of €18.7 million. The issuance premium amounted to €33.8 million after employer contributions and the discount linked to shares issued free to subscribers.

•	As part of the same operation, France Telecom bought back 2,160,593 shares from Company mutual funds (“‘Fonds Commun de Placement d’Entreprise “) for a price equal to the subscription price of the new shares fixed at €22.85, and then cancelled 2,040,716 shares. The corresponding reduction in the share capital and issuance premium amounted to €8.1 million and €38.5 million, respectively.

25.2 TREASURY SHARES

During the year ended December 31, 2004:

At France Telecom’s Ordinary and Extraordinary Shareholders’ Meeting of April 9, 2004, the Company’s shareholders authorized the Board of Directors to purchase France Telecom shares representing up to 10% of the capital. This authorization was given for a period of 18 months - from the date of the meeting up to October 9, 2005 - pursuant to the share buyback program approved by the Autorité des marchés financiers on March 22, 2004 under no. 04- 182.

Under this program, on December 6, 2004 France Telecom purchased 34 shares to cover the conversion in advance of term of two France Telecom 4% bonds maturing on November 29, 2005.

France Telecom did not purchase any other shares in 2004 in the context of this program and therefore holds no treasury shares at December 31, 2004.

During the year ended December 31, 2003:

•	France Telecom used 95,363,219 existing treasury shares to exchange for Orange shares under the public exchange offer (see Note 3), in addition to the 170,600,523 new shares issued (see above). This transaction resulted in a gross increase in shareholders’ equity of €9,665 million, less a €5,675 million capital loss, net of a €1,963 million tax impact, i.e. a net increase in consolidated shareholders’ equity of €3,990 million. Further to the public exchange offer, France Telecom did not hold any treasury shares at December 31, 2003.

During the year ended December 31, 2002:

•	Acquisitions of treasury shares represented 51.9 million shares for an average price of €96.79. They result from the purchase on March 25, 2002 of 49.74 million shares representing the remaining shares held by Vodafone for an amount of €4.973 billion and the July 31, 2002 purchase of 2.16 million shares from Fonds Commun de Placement d’Entreprise for €49.4 million, as part of the employee share issue (see above).

•	Further to the employee share issue and the Company’s purchase of 2.16 million of its treasury shares (see above), on September 12, 2002 the Board of Directors decided to cancel 2,040,716 shares.

•	No treasury shares were divested during the year.

•	Put and call options exchanged between France Telecom and Deutsche Telekom, relating to 20.5 million France Telecom shares, were cancelled in June 2002 at the request of Deutsche Telekom, the shares having been sold directly on the market.

•	After these transactions, France Telecom had no off-balance sheet commitments related to treasury shares at December 31, 2002.

25.3 TOTAL NUMBER OF SHARES POTENTIALLY AVAILABLE FOR ISSUE

The table below shows the weighted average number of shares potentially available for issue based on the instruments in force at December 31, 2004.

	Dec. 31, 2004 Total	Dec. 31, 2003
Perpetual bonds redeemable for shares –TDIRA(1) (see Note 26)	132,601,144	141,786,988
OCEANE bonds	14,648,679
Other convertible bonds(2)	—	85,803,753
Orange liquidity contract (see Note 23)	44,027,474	50,624,031
Wanadoo stock options transferred (see Note 23)	7,049,495	—

Total	198,326,792	278,214,772

25.4 INSTRUMENTS INCLUDED IN THE CALCULATION OF DILUTED EARNINGS PER SHARE

Based on the instruments detailed in Note 25.3, the table below lists the instruments that were effectively included in the calculation of diluted earnings per share.

Instruments included in the calculation of diluted earnings per share	Dec. 31, 2004	Dec. 31, 2003
Weighted average shares outstanding – basic	2,444,046,190	1,955,369,526
Perpetual bonds redeemable for shares –TDIRA(1) (see Note 26)	—	141,786,988
OCEANE bonds	14,648,679	—
Other bonds convertible/exchangeable into shares(2)	—	85,803,753
Orange liquidity contract (see below)	18,860,297	3,453,748
Wanadoo stock options transferred (see below)	2,366,040	—

Weighted average shares outstanding – diluted(1) & (2)	2,479,921,206	2,186,414,015

(1)	The perpetual bonds redeemable for shares (TDIRA) were anti-dilutive and were not included in the calculation of diluted earnings per share at December 31, 2004

(2)	At December 31, 2004, France Telecom no longer had any bonds convertible and exchangeable into shares. The bonds issued in 1998 and 2001 had been redeemed in full at December 31, 2004.

As regards the Orange liquidity contract, the number of potential shares effectively included in the calculation of diluted earnings per share is determined as follows: for each plan falling within the scope of the liquidity contract, an exchange ratio representing 1 Orange share for 0.445 France Telecom SA share (see Note 23) is applied to the exercise price of the options. This amount is compared to the France Telecom SA share price at December 31, and if lower, it is considered to be in the interests of the option holders to exercise their options. Accordingly, all options relating to the stock option plan are deemed to have been converted into France Telecom SA shares. The following calculation is then applied to stock option plans meeting the afore-mentioned conditions:

Number of options x [France Telecom SA share price – (exercise price of the options x exchange ratio)/France Telecom SA share price] = Number of potentially dilutive shares.

The calculation of the number of potentially dilutive instruments regarding Wanadoo stock options is similar to the method used above, but a pro rata rate is applied from April 19, 2004, the date on which the public exchange offer for Wanadoo shares was closed (see Note 23).

25.5 DISTRIBUTIONS

France Telecom’s Shareholders’ Meeting of April 9, 2004 approved the distribution of an amount of €0.25 for each France Telecom share outstanding at the date of said Meeting, and for each France Telecom share issued under the public tender offer relating to Wanadoo shares. The cash payment was paid on May 7, 2004.

25.6 FIRST-TIME ADOPTION OF NEW ACCOUNTING STANDARDS

The application of CNC Recommendation 03-R-01 on employee benefits led to the reclassification of early retirement plans as employment termination benefits, resulting in a decrease of €503 million in consolidated retained earnings, or €325 million excluding tax (see Note 2).

At January 1, 2004, the impact on consolidated retained earnings of consolidating securitization vehicles, as well as Tele Invest and Tele Invest II (see Notes 2 and 3), was as follows:

-	an increase of €4 million relating to FT SA and Orange securitization vehicles (see Note 2),

-	a decrease of €(66) million relating to Tele Invest and Tele Invest II, corresponding to (i) €(524) million in cumulative financial charges incurred by Tele Invest and Tele Invest II at January 1, 2004; (ii) €(155) million in goodwill amortization relating to TP SA; (iii) €12 million in other changes in shareholders’ equity; (iv) a €(269) million change in cumulative translation adjustment at January 1, 2004; and (v) €870 million relating to the reversal of the provision set aside in respect of Kulczyk’s put option (see Note 22).

The application of Comité d’Urgence Opinion no. 2004-E of October 13, 2004 on the accounting treatment of volume-based or incentives granted by companies to their customers led to a net decrease of €195 million in retained earnings at January 1, 2004.

25.7 FOREIGN CURRENCY TRANSLATION ADJUSTMENT

At December 31, 2004, the €610 million increase in shareholders’ equity recorded under “Translation adjustment” primarily concerns TP SA (€664 million).

Out of the total €610 million increase, €426 million concerns goodwill, including €357 million relating to TP SA and €43 million relating to Orange PCS.

At December 31, 2003, the €3,614 million reduction in shareholders’ equity recorded under “Translation adjustment” primarily concerned Orange PCS ( a €2,002 million reduction), TP SA (a €558 million reduction) and the Equant sub-group (a €249 million reduction).

Out of the total €3,614 million reduction, €2,142 million concerned goodwill, including €1,471 million relating to Orange PCS, €310 million to TP SA and €109 million to Equant.

NOTE 26 - NON REFUNDABLE FUNDS AND EQUIVALENTS

In accordance with the Assignment and Subscription Agreements, the Ordinary and Extraordinary Shareholders’ Meeting of France Telecom held on February 25, 2003 authorized the Board of Directors to issue perpetual bonds redeemable for France Telecom shares (TDIRA), to be subscribed by MobilCom’s banking syndicate and equipment supplier creditors (See Note 22.3).

On March 3, 2003, France Telecom issued 430,705 perpetual bonds redeemable for shares of France Telecom (TDIRA) with a nominal value of €14,100 each, representing a total amount of €6,072,940,500, of which €4,820,931,000 was reserved for the banking syndicate (the “Bank Tranche”) and €1,252,009,500 for Nokia and Ericsson (the “Supplier Tranche”).

The TDIRA had an initial interest rate of 7% from their issuance date until December 31, 2009 inclusive and were indexed on Euribor +3 % thereafter. These rates could be revised to 6.5% and Euribor 3 months +2.5 % if, among other conditions, France Telecom’s rating reaches Baa1 and BBB+ according to Moody’s and Standard & Poor’s, respectively. Where no dividend payment is voted in the Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment date, France Telecom can delay the payment of the coupon. Such deferred interest will itself accrue interest based on the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest - at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before the redemption of the TDIRA. Such interest costs are expensed on an annual basis in the statement of income. Where their payment is deferred, identified interest and/or capitalized interest will be included in liabilities but not in the “non-refundable funds and equivalents” line.

France Telecom’s Shareholders’ Meeting of May 27, 2003 decided not to pay dividends for the year ended December 31, 2002 and France Telecom decided to defer the payment of interest due on the TDIRA for 2003, representing an amount of €253 million at December 31, 2003.

The TDIRA are redeemable for new France Telecom ordinary shares (at any time at the holders’ request or at France Telecom’s initiative from March 3, 2010, provided that the average closing price for France Telecom shares during a period of 20 consecutive trading days, chosen among 40 trading days during which the stock is listed, is higher than 125% of the redemption price), using the following conversion ratio: 355.8959 shares for one TDIRA with a nominal value of €14,100 (the initial ratio of 300 shares per TDIRA was adjusted in April 2003 and May 2004 to take into account France Telecom’s capital increase and distribution of premiums). This rate will be adjusted to protect the rights of the holders according to applicable law. In addition, during the first seven years, the TDIRA redemption rate allocated to the banking syndicate will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

The TDIRA were listed on the Premier Marché (international issuances) of Euronext Paris and the information memorandum was approved with a warning by the Commission des Opérations de Bourse on February 24, 2003 under visa n°03-092. The initial subscribers agreed not to sell their securities up to the earlier of the date that falls six months after any capital increase carried out by France Telecom through a public offer, and June 30, 2004.

On August 25, 2003 France Telecom and the TDIRA holders agreed to change the conditions applicable to the payment of interest on the TDIRA in order to align them with market conditions following interest rate spread decreases applied to France Telecom since its share capital increase. Following this amendment, the TDIRA bear interest at 5.75% from their issuance date until December 31, 2009 inclusive (instead of 7% as initially agreed) and at Euribor +3% thereafter (unchanged compared to the initial interest conditions described above). These two rates could be revised to 5.25% (instead of 6.5% as per the initial interest conditions) and Euribor 3 months + 2.5% thereafter (unchanged compared to the initial interest conditions detailed above) if, among other conditions, France Telecom’s rating reaches Baa1 and BBB+ according to Moody’s and Standard & Poor’s, respectively. This set of amendments required France Telecom to pay an additional amount of €438 million to TDIRA holders, which was recorded as a non-operating expense in the second half of 2003.

In addition to the change in the interest on the TDIRA, the term of the commitment by the holders not to sell these securities on the market was extended from October 15, 2003 (the initial deadline) to June 30, 2004.

During the second half of 2003, France Telecom bought back 56,297 of the TDIRA. 54,524 were bought back from the holders of the “Bank Tranche” and 1,773 TDIRA were bought back from holders of the “Supplier Tranche”.

During the second half of 2004, France Telecom bought back 9,220 of the TDIRA from the holders of the “Bank Tranche”. Further to this transaction, the “Bank Tranche” has decreased from 287,386 TDIRA to 278,166 TDIRA.

At December 31, 2004, the remaining TDIRA recorded under “Non-refundable funds” amounted to €5,149 million.

Following the decision of France Telecom’s Shareholders’ Meeting held on April 9, 2004 to pay dividends for 2003, on January 3, 2005, the Company paid out a total of €548.4 million, including €296 million in interest due in 2004 and €252.4 million in respect of interest deferred in 2003.

NOTE 27 - RELATED PARTY TRANSACTIONS

The related party transactions summarized below mainly concern material transactions carried out in the ordinary course of business with (i) companies accounted for under the equity method; (ii) companies where the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee; and (iii) La Poste. Subsequent to the separation of France Telecom and the French postal services (La Poste) in 1987, a number of transactions have subsisted, relating particularly to personnel and shared properties.

Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities, are provided at market prices.

Amounts receivable from related parties

(in millions of euros)	At
Related party	December 31, 2004	December 31, 2003	December 31, 2002
Tower Participations SAS	6	4	—
AXA	6	—	—
Thomson	16	26	—
La Poste	54	56	47

Amounts payable to related parties

(in millions of euros)	At
Related party	December 31, 2004	December 31, 2003	December 31, 2002
Tower Participations SAS	16	18	—
AXA	4	21	—
Thomson	4	7	—
La Poste	49	28	36

Material transactions with related parties

(in millions of euros)		At
Related party	Type of transaction	December 31, 2004	December 31, 2003	December 31, 2002
Tower Participations SAS	Expenses	(62)	(55)	—
	Income	11	23	—

AXA	Expenses	(14)	(29)	—
	Income	21	5	—

Thomson	Expenses	(15)	(13)	—
	Income	16	22	—

La Poste	Jointly managed services	84	56	42

NOTE 28 - CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

28.1 CONTRACTUAL OBLIGATIONS REFLECTED ON THE BALANCE SHEET

		Payments due by maturity at December 31, 2004
(in millions of euros)	Note/ Section	Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Short-term borrowings	16	3,887	3,887
Long-term borrowings	16	43,504	7,478	9,866	9,535	16,625
- TP SA credit line draw-downs(1)	18	572	125	152	118	177
- Orange credit line draw-downs(2)	18	260	79	99	57	25
- Bonds convertible, exchangeable or redeemable into shares(3)	17	1,592	442		1,150
- Capital leases	22.2.1 a)	832	69	172	128	463

Early retirement plan	22	3,760	880	1,640	947	293

Total		54,407	12,960	11,929	11,935	17,583

(1)	Amount before swap: €557 million

(2)	Amount before swap: €260 million

(3)	Maximum amounts assuming no conversion or exchange.

28.2 OFF-BALANCE SHEET CONTRACTUAL OBLIGATIONS AND COMMITMENTS

At December 31, 2004, Management considers that, to the best of its knowledge, there are no existing commitments, other than those described below, likely to have a material impact on the current or future financial position of France Telecom.

28.2.1 INVESTMENT, PURCHASE AND LEASING COMMITMENTS

			Payments due by maturity at December 31, 2004
(in millions of euros)	Section		Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Operating lease commitments	a	)	6,133	921	1,715	1,607	1,890
Investment commitments	b	)
- TP Group investments			2,216	503	1,713
- Other investments			1,206	961	176	65	4
Commitments related to the purchase and leasing of goods and services	c	)	3,278	1,581	984	329	384

Total			12,833	3,966	4,588	2,001	2,278

a) Commitments related to leases

The table below shows minimum future lease payments due under non-cancelable capital and operating leases at December 31, 2004:

	At December 31, 2004
(in millions of euros)	Capital leases(1) & (2)	Operating leases(3)
2005	69	921
2006	71	870
2007	101	845
2008	60	818
2009	68	789
2010 and beyond	463	1,890

Total minimum future lease payments	832	6,133
Less interest payments	63

Net present value of minimum commitments	769	6,133

(1)	Included in the borrowings set out in Note 16.

(2)	Not including lease payments on capital leases relating to Orange’s “in substance defeasance” transactions (see Note 28.3 below).

(3)	Lease payments taking the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of part of France Telecom’s real estate (see below).

As part of the divestment of certain of its real estate assets in 2001, 2002 and 2003, France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term. France Telecom may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to €310 million at December 31, 2004.

Lease payments under operating leases posted to the statement of income in 2004 amounted to €1,113 million (€1,211 million in 2003).

b) Investment commitments

France Telecom’s investment commitments primarily relate to the development of its networks.

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations, not included in the above table, imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years as part of network development plans in countries where a license was granted, particularly as regards the rollout and enhancement of Orange’s 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations towards governmental and/or regulatory authorities.

As part of the “départements innovants” programs set up with a number of local and regional authorities, France Telecom has undertaken to expand access to high-speed Internet services and play an active role in developing innovative network use in certain French départements. Although the agreements do not include a specified level of expenditure, the objectives set by the programs will require significant investments by France Telecom in future years. These investments fall within the scope of the current rollout of the high-speed network program.

Moreover, in certain exceptional cases, France Telecom is committed to carry out or to vote in favor of valued investment programs. These include:

•	TP Group

As part of the acquisition of TP Group by the France Telecom/Kulczyk Holding consortium (see Note 3), France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2004, the remaining amount to be invested by TP Group under this program amounted to €2,216 million (compared to €2,626 million at December 31, 2003).

•	Orange

-	Orange has undertaken to purchase 3G equipment from various vendors in connection with the rollout of its UMTS networks in France, the United Kingdom, Belgium, the Netherlands and Switzerland. At December 31, 2004, these commitments amounted to €253 million.

-	On July 15, 2003, Orange France SA and the two other mobile telephone operators in France signed a National Agreement (“Convention Nationale”) with the French government, the Association of French mayors, the French administrative départements and the French Telecommunications regulator (“ART”) under which they undertook to provide network coverage for certain low population zones (so called “white zones”). This agreement provides for a second phase of deployment covering approximately 1,000 additional sites between 2005 and 2007. The terms and conditions of this second phase of deployment were outlined in a letter sent to Orange France SA by the French Telecommunications Minister on March 25, 2004, as part of the GSM license renewal process which is currently underway (see below), and were confirmed in an amendment to the initial Convention Nationale signed on July 13, 2004. The French operators will bear the cost of this second phase of deployment in its entirety. The amount of related expenditure expected to be incurred by each of the three French mobile operators is estimated at between €55 million and €70 million. Total commitments relating to the rollout of the network to the “white zones” in France are estimated at €86 million for the two deployment phases.

•	FCR Vietnam

In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT—the Vietnamese fixed line telephony operator - to provide and install new telephone lines in Ho Chi Minh City. The initial planned investment was US$467 million over a period of 7 years. However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed US$178 million. Taking into account the investments already made, the residual amount of the commitment is estimated at approximately US$78 million at December 31, 2004.

c) Commitments related to the purchase and leasing of goods and of services

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and supply contracts with suppliers of handsets and other equipment, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2004 relate to the following:

-	the leasing of satellite transmission capacity for different commitments with maturities up until 2015, depending on the contract, in an overall amount of €977 million;

-	the leasing of circuits by Equant in an amount of €361 million;

-	maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of €314 million;

-	the leasing of transmission capacity by Orange in an amount of €205 million;

-	purchases of mobile telephony equipment by Orange for approximately €168 million;

-	the outsourcing of certain customer services by Orange in France, in an amount of €120 million.

As the financial risks relating to leases are generally offset by income generated with clients and purchase commitments reflect the anticipated requirements of France Telecom, the Group’s Management considers that these commitments do not give rise to a material risk.

28.2.2 OTHER OFF-BALANCE SHEET COMMITMENTS

28.2.2.1 GUARANTEES

	Commitments due by maturity at December 31, 2004
(in millions of euros)	Section		Total/ Ceiling	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Guarantees given to third parties by France Telecom
- as part of the ordinary course of business(1)	a	)	157	58	11	72	16
- in relation to disposals(2)	b	)	1,934	191	384	1,265	94
- sale of carry-back receivables	c	)	1,706			235	1,471
- “QTE” leases	d	)	1,396				1,396

Total			5,193	249	395	1,572	2,977

(1)	These concern warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.

(2)	Limited guarantees.

a) Guarantees given as part of the ordinary course of business

The main commitments of France Telecom relating to borrowings are set out in Notes 16, 17 and 20.

France Telecom grants certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom SA and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in section 28.3 (“Assets covered by commitments”). Although they are not shown in the table above, any material guarantees granted by the Group to cover the commitments of consolidated subsidiaries are disclosed in this note when there are minority interests involved. In December 2003, France Telecom SA undertook to guarantee all of Equant’s obligations under an outsourcing agreement. France Telecom’s maximum liability under this guarantee is US$500 million.

On an exceptional basis, France Telecom grants guarantees relating to the commitments of non-consolidated companies or companies accounted for by the equity method. At December 31, 2004, the amount of such guarantees was not material.

France Telecom has also granted guarantees to certain banks and co-shareholders which have participated in financing certain non-consolidated companies or companies accounted for by the equity method. If a claim was made under these guarantees, France Telecom would be required to reinvest in the subsidiaries concerned. At December 31, 2004, the amount of such guarantees is no longer material. At December 31, 2003, the two main guarantees given were as follows:

•	In February 2002, Orange and one of its co-shareholders in Bitco entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a bridge loan facility of THB 27 billion (increased to THB 33 billion in November 2002), granted to TA Orange Company Limited (99.86%-owned by Bitco). Under this agreement, Orange and one of its co-shareholders in Bitco had agreed to inject cash in TA Orange Company Limited up to a maximum amount of US$175 million. Upon completion of the disposal of part of its shareholding in Bitco on September 29, 2004 (see Note 3), Orange was fully released from all its obligations and commitments in connection with the bridge loan facility granted to TA Orange Company Limited in 2002.

•	Pursuant to a shareholder support agreement, established in connection with the financing agreements of ONE GmbH, Orange undertook to make a shareholder contribution available to ONE GmbH (a 17.45%-owned investment) if so required as a result of a decline in ONE GmbH’s financial health. The maximum amount of the contribution was set at €68 million. This obligation, due to be extinguished in 2009, has been cancelled following the refinancing of ONE GmbH, arranged on October 21, 2004.

b) Asset and liability guarantees granted on disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom has accepted ordinary warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial position. The following table sets out the term and ceilings applicable to the main guarantees granted:

		Guarantee ceilings by maturity at December 31, 2004
(in millions of euros) Asset/Investment sold	Beneficiary	Ceiling	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
- TDF(1)	Tower Participations and subsidiaries	645			553	92
- Eutelsat	Eurazeo BlueBirds	462			462
- Casema	Cable Acquisitions	250			250
- Stellat	Eutelsat	180	180
- Real estate	Financial institutions	168	135	33
- Pramindo Ikat(2)	PT Indonesia	123		123
- Orange Denmark	TeliaSonera	90		90

(1)	Since December 13, 2004, the only asset and liability guarantees outstanding were given in relation to taxation, environmental law and competition law (expiring at the end of 2009), as well as in connection with certain major sites (expiring at end-2005 or end-2006, depending on the guarantee).

(2)	Since August 15, 2004, most guarantees given have expired without being called upon. However, the overall maturity of guarantees is March 15, 2006.

As part of the 2002 sale of the controlling interest in Télédiffusion de France (TDF) (see Notes 3 and 28.2.2.3), the shareholders’ agreement between France Telecom, Caisse des Dépôts et Consignations and certain investment funds gave control of Tower Participations SAS to the investment funds, which had the majority of representatives on the Supervisory Board. Shareholders agreed that in the event of failure to comply with contractual obligations relating to the composition of the Supervisory Board and/or majority rules for shareholders’ meetings of Tower Participations SAS, they would pay a penalty of €400 million to the investment funds on a pro rata basis. This commitment expired upon completion of the divestment by France Telecom of its entire 36% interest in Tower Participations SAS (see Note 31).

c) Sale of carry-back receivables

As part of the sale of carry back receivables resulting from the choice to carry back tax losses for fiscal years 2000 (€235 million) and 2001 (€1,471 million), as set out in Note 7, France Telecom has accepted a standard clause relating to the existence of receivables sold and is committed to indemnify the credit institution for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3-year period from June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

d) “QTE” leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has leased out and then leased back certain items of telecommunications equipment. The crossed flow of lease payments and France Telecom’s remuneration were prepaid at the outset of the contracts and are therefore not shown in the table detailing minimum future lease payments (see Note 28.2.1). Of the remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is recognized as income over the period of the guarantee. France Telecom estimates that the risk of the guarantee being called upon is negligible. At December 31, 2004, the guarantee represented €1,396 million.

28.2.2.2 COMMITMENTS TO ACQUIRE OR SELL SECURITIES

	Maximum commitments due by maturity at December 31, 2004(1)
(in millions of euros)	Section	Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Commitments to acquire or subscribe to securities	a)	560	556	4	0	0
Commitments to sell securities	b)	871	871	0	0	0
Reciprocal conditional commitments(2)	c)	777	777	0	0	0

(1)	When the range of maturities spans several periods, the commitment is classified at the earliest maturity date.

(2)	Maximum amount for France Telecom.

a) Commitments to acquire or subscribe to securities

As part of agreements between France Telecom and its partners within jointly held subsidiaries or consortia, France Telecom has undertaken to purchase shares held by such partners or to subscribe for new share issues. The most significant of these commitments are the following:

•	Orange Dominicana (see Note 31)

Orange’s co-shareholder in Orange Dominicana has a put option, exercisable during the first month of each quarter from 2003 to 2007 at market value as determined by an independent investment bank, whereby it can sell its 14% shareholding in this company. At December 31, 2004, the company posted €155 million in sales and had 704,000 subscribers.

•	Wirtualna Polska/TP Internet

TP Internet, a wholly-owned subsidiary of TP SA, has granted a put option on the shares of Wirtualna Polska SA - 80.46%-owned by TP Internet - held by the other shareholders. The exercise price is indexed to the number of unique users of Wirtualna Polska, up to a maximum of US$66.40 per share. This option can be exercised either between June 1, 2005 and June 1, 2006, provided the average number of users exceeds three million in the 12 months preceding the exercise date of the option, or immediately if TP SA or one of its subsidiaries launches an Internet site in competition with Wirtualna Polska’s site. In 2003, TP Internet increased its stake in Wirtualna Polska from 50% to 80.46% by purchasing additional shares at a price of US$15 per share, representing a total amount of US$20 million. On December 9, 2003, minority shareholders holding 873,485 shares requested to exercise their option basing their claim on the fact that TP SA had allegedly launched an Internet portal in competition with that of Wirtualna Polska. TP Internet however considers that the early exercise of the option is not justified. In February 2004, Wirtualna Polska filed for bankruptcy protection under Polish law and in April 2004, a Polish Commercial Court announced that the company had gone bankrupt, although it indicated the possibility that an out-of-court settlement may be reached with the company’s creditors (see Note 29).

•	Darty France Telecom

Orange’s partner in the capital of Darty France Telecom SNC has a put option relating to its 50% interest in the joint venture, exercisable in the event that a dispute between the partners cannot be settled amicably or if Orange terminates the management agreement with the joint venture of its own volition. The exercise price of the option is based on a contractual price formula.

•	TDF

Pursuant to the agreements signed in 2002 upon the sale of Télédiffusion de France (TDF) and the acquisition of approximately 36% of the capital of Tower Participations SAS (see Note 3), France Telecom entered into a joint commitment with the other shareholders of the company to purchase convertible bonds and to exercise equity warrants prorata to its interest in the company, if Tower Participations SAS deems it necessary. For France Telecom this represented a maximum commitment of €50 million. The commitment expired upon completion of the sale by France Telecom of its entire 36% interest in Tower Participations SAS (see Note 31).

•	TP SA

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, France Telecom and Kulczyk Holding created a consortium. From October 31, 2001, this consortium owned 47.5% of TP SA, of which 33.93% was held by France Telecom and 13.57% by Kulczyk Holding (held through TeleInvest and TeleInvest II).

Pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004, France Telecom acquired 10% less 1 share of the capital of TP SA on October 12, 2004 (see Note 3) and the remaining 3.57% on January 17, 2005 (see Note 31). As a result of these transactions, Kulczyk Holding no longer holds any shares in TP SA and the shareholder agreement between France Telecom and Kulczyk Holding, which included a number of clauses relating to the transfer of TP SA shares, has been terminated.

The Polish government has undertaken to grant a priority right of purchase to the consortium in the maximum amount of 10% of TP SA’s capital if it sells its TP SA shares as part of a public offer. At December 31, 2004, less than 4% of TP SA’s capital was directly held by the Polish government.

•	STMicroelectronics NV (“STM”)

STMicroelectronics Holding NV – or “STH” – (see Note 12) holds an option (“the Option”) granting it the right under certain circumstances to indirectly purchase preference shares at their par value, enabling it to obtain the majority of the voting rights in STMicroelectronics N.V. (“STM”). A new agreement was signed by STH’s direct and indirect shareholders on March 17, 2004 concerning their indirect shareholding in STM. At the date of said agreement, France Telecom indirectly held the following shares (see Note 12):

–	30 million STM shares previously underlying a bond exchangeable for STM shares due to mature on December 17, 2004 (see Note 17), and redeemed on March 9, 2004;

–	26.42 million shares underlying notes redeemable for STM shares maturing on August 6, 2005 (the “Equity Note”).These shares correspond to the maximum number of STM shares that France Telecom may grant to holders of the Equity Note (the exact number of shares to be granted will depend on the price of the shares at the date the Equity Note matures and will amount to at least 20.13 million shares if the price of STM shares exceeds €21.97 at said date).

Under the agreement, France Telecom undertook to:

(i) finance the exercise of the Option if STH were to exercise said Option after December 31, 2004 pro rata to its indirect interest in STM but not including the shares underlying the Equity Note. On December 3, 2004, STH carried out a block sale of the 30 million eligible STM shares on behalf of France Telecom (see Note 3). Accordingly, France Telecom no longer has any commitments in this respect.

(ii) finance the exercise of the Option if STH were to exercise the Option after redemption of the Equity Note in proportion to the number of STM shares it still held at said date. This would concern a maximum of 6.3 million shares assuming the share price exceeds €21.97 at maturity. France Telecom does not consider the risk to which it is exposed under this agreement to be material.

b) Commitment to sell securities

•	Cable activities

On December 21, 2004, France Telecom undertook to sell its subsidiary France Telecom Câble, together with its cable networks, to a consortium comprising the fund manager Cinven and the cable operator ALTICE. The transaction fell within the scope of a global agreement concerning the sale of the cable operations of France Telecom, the CANAL+ Group and TDF, and is subject to the approval of the European Union competition authorities, as well as the agreement of the local authorities in which the networks operated by France Telecom Câble and NC NUMERICABLE are located, in particular with the non-exercise of their preemption right.

The sale price will total €351 million for France Telecom. This amount may be adjusted, where appropriate, to reflect the number of networks effectively transferred. France Telecom and the CANAL+ Group will each retain an interest of approximately 20% in the new company, representing an investment of approximately €37 million for each company.

•	TDF

On November 8, 2004, France Telecom undertook to sell its entire 36% interest in Tower Participations SAS, to investment funds managed by Chaterhouse Development and CDC Entreprises Equity Capital, and to Caisse des Dépôts. This transaction was completed on January 27, 2005.

Pursuant to the agreements entered into in 2002, a portion of the financial gain generated on this transaction may be transferred to the other shareholders when they subsequently sell their shares (see section 28.2.2.3, “Commitments relating to additional purchase consideration and sharing of capital gains”, and Note 31).

•	Intelsat

On August 16, 2004, Intelsat, 5.44%-owned by France Telecom, entered into an agreement with Zeus Holdings (“Zeus”) providing for a merger between Zeus and Intelsat and the simultaneous withdrawal of all of Intelsat’s shareholders from the company’s capital through the cancellation of their shares at a price of US$18.75 per Intelsat share. This agreement was approved by Intelsat’s shareholders in the Shareholders’ Meeting held on October 20, 2004. On January 28, 2005, Intelsat announced the finalization of its merger with Zeus (see Notes 12 and 31).

c) Reciprocal conditional commitments

France Telecom has agreed, with its partners in certain companies, to various clauses for the compulsory or optional transfer of securities. The main objective of these clauses is to ensure that the parties concerned respect their commitments and to resolve differences between them. Most of the clauses provide for the determination of a transfer price on the basis of market value, generally set by a professional expert. France Telecom considers that the spread of values is too wide to be relevant, due to the start-up status of many of the companies concerned, and that their publication would be prejudicial to France Telecom’s interests in standard negotiations between the parties in the event of the transfer clauses being applied. At December 31, 2004, France Telecom’s commitments in this respect were as follows:

•	Orange Slovensko

The shareholders’ agreements which govern the relationships between Orange and its partners in Slovakia, which hold 36.12% of the company’s capital, provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major issue even after a mediation process. These options are generally exercisable at market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the estimated compensation payable to the other shareholders. In 2004, Orange Slovensko posted sales of €480 million and had 2,361,000 subscribers.

•	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of either party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change of control of the shareholders, the exercise price corresponds to 115% of the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with calculation terms detailed in the shareholders’ agreement. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. For information purposes, ECMS’s market capitalization, based on the ECMS share price at December 31, 2004, amounted to €1,574 million for 100% of the shares.

•	Clix

The shareholders’ agreement of the Portugal-based Clix, which governs the relationship between France Telecom and its partner Sonae, provides for the exercise of put and call options in the event of a material failure by one of the shareholders to comply with its obligations under the agreement, a change of control, or a serious disagreement between the parties. The options are subject to separate provisions relating to matters such as their exercise conditions and price determination. Therefore, the exercise price may be determined either by reference to market value (plus or minus 20% depending on the case), freely by the parties within the framework of a “Texan clause”, or through an auction procedure. At December 31, 2004, Clix posted sales of €24 million and had 47,861 subscribers.

28.2.2.3 COMMITMENTS RELATING TO ADDITIONAL PURCHASE CONSIDERATION AND SHARING OF CAPITAL GAINS

In the context of agreements to acquire or sell securities, France Telecom has, in exceptional cases, undertaken to pay additional purchase consideration and/or waive part of the resulting capital gain after completion of the transaction concerned.

•	TDF

Within the scope of the sale of the controlling interest in Télédiffusion de France (TDF) in 2002, the shareholders’ agreement specifies shareholder liquidity rights, setting out certain preemption, joint exit and joint divestment rights.

Furthermore, upon future divestment of the shares of Tower Participations and Tower Participations France, the shareholders have a commitment, which was amended in the agreement signed on November 8, 2004 and performed on January 27, 2005, to share the gain on their investment as follows:

-	internal rate of return (IRR) between 0 and 12.5% for France Telecom, the gain is shared pro rata to the shareholders’ interest;

-	IRR above 12.5% for France Telecom, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR, limited to 25% IRR for financial investors;

-	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €221 million bearing interest at 7% per annum as from January 27, 2005.

Given the final sale price of €400 million at the date of the transaction on January 27, 2005, the maximum capital gain that France Telecom could be required to pay over to the other shareholders is €53 million.

•	Eutelsat

In the context of the Eutelsat divestment (see Note 3), France Telecom entered into an agreement with Eurazeo and financial investors of BlueBirds related to the distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares. Eurazeo and the financial investors (“B shareholders”) hold a preferential payment right until their initial investment reaches a 12% IRR. Once the 12% IRR threshold is reached by the B shareholders, France Telecom will receive in priority the proceeds until it reaches the same IRR threshold on its investment. Thereafter, B shareholders regain their preferential payment rights until they reach a 20% IRR. The remaining proceeds are distributed among all shareholders.

BlueBirds’ share in the extraordinary dividends paid by Eutelsat to its shareholders in December 2004 was paid over in full to BlueBirds’ “B shareholders”.

•	Orange Romania

On February 27, 2004, WSB, a wholly-owned subsidiary of Orange, acquired 5.46% of the share capital of Orange Romania SA from one of its co-shareholders for a cash amount of US$58.7 million, pursuant to an agreement signed on December 19, 2003. If Orange acquired shares in Orange Romania from a third party within 12 months following the completion of the transaction in return for a cash consideration or listed shares, and if the acquisition price of these shares exceeds US$1.15 per Orange Romania SA share, Orange would be obliged to pay an additional purchase consideration to the seller equal to the premium per share.

•	TP SA

Pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004 (see Note 28.2.2.2 a), on January 18, 2005 France Telecom paid Kulczyk Holding a lump sum indemnity of €51 million. At December 2004, this amount was placed in escrow and was accrued for in the financial statements. The contractual indemnity may increase if the average price of TP SA shares on the Warsaw stock market over a consecutive period of 60 days between October 12, 2004 and July 6, 2006 exceeds PLN 56. The additional indemnity would therefore be equal to the difference between the average price of TP SA shares over said 60-day period and PLN 56 multiplied by 13.57% (9.99% acquired on October 12, 2004, and 3.57% to be acquired at the earliest in mid-January 2005). However, the additional indemnity may not exceed €110 million.

28.2.2.4 COMMITMENTS RELATED TO EMPLOYEES OTHER THAN PENSION AND SIMILAR COMMITMENTS

•	Commitments related to the public service secondment plan

In 2003, France Telecom signed a group-level agreement with union representatives including provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. Under the same agreement, France Telecom is required to pay (i) training costs; (ii) an indemnity - paid at the time of the employee’s secondment - intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are included for private sector employees moving to the public sector.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. (i) to pay the recruiting body for the first four months’ during which the employee concerned is seconded; (ii) pay an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she held at France Telecom; (iii) reimburse the new employer up to the amount of the additional cost payable in the form of employer’s contributions further to the secondment; and (iv) reimburse the new employer an amount equal to four months’ salary of the seconded employee.

The impact of the group-level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the secondment organization body.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law), remained consistent with the volume of secondments in 2004, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately €276 million.

•	Individual rights to training

Regarding individual rights to training for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 585,184 hours at December 31, 2004. The employees concerned have not made a claim for any of these hours.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to individual rights to training in France Telecom’s financial statements at December 31, 2004.

28.3 Assets covered by commitments

The table below shows France Telecom’s capacity to freely use its assets at December 31, 2004.

December 31, 2004
(in millions of euros)	Total
Assets held under capital leases	789
Fixed assets pledged or mortgaged(1)	1,410
Collateralized current assets	160
Outstanding sold receivables(2)	2,870

Total(3)	5,229

Pledged consolidated shares(4)	96
(1)	Value in the consolidated financial statements of assets given as security (including pledged non-consolidated shares).
(2)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.
(3)	Including €288 million corresponding to assets of companies whose shares have been pledged.
(4)	Value based on their contribution to consolidated net assets in the Group’s balance sheet.

Assets held under capital leases amounted to €789 million at December 31, 2004, including €298 million relating to “in substance defeasance” operations carried out by Orange in the UK.

As part of the capital lease agreements concluded in 1995 and 1997, Orange in the United Kingdom deposited amounts equal to the present value of its leasing obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s leasing obligations.

At December 31, 2004, these funds totaled €558 million, compared with €1,063 million at December 31, 2003. In 2004, the financial institutions repaid funds in the amount of €462 million relating to the capital lease agreement concluded in 1997 (see Note 16), further to a first demand guarantee of €504 million granted by Orange to the financial institutions in order to secure its obligations under the 1997 capital lease agreement. The remaining amount deposited with these institutions (€558 million), and the related interest, will be used to settle Orange’s obligations under the 1995 lease agreement.

These operations, which in substance are the same as early extinguishments of capital lease commitments, result in the offset of the deposit amount and the capital lease obligation. Accordingly, the related capital lease obligations are not shown in the table in Note 28.2.1. The operations resulted in a net gain, which has been recorded in the consolidated balance sheet as deferred income and will be amortized to the statement of income over the lease term on a straight-line basis. The net gain was calculated by deducting a provision recorded to cover future costs relating to probable changes in interest or tax rates, as estimated by the company’s Management (see Note 22).

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, and has third-party liability insurance to cover the payments under the 1995 capital leases, should the deposit banks become insolvent.

Various fixed and current assets of the France Telecom Group have been pledged or given as security, representing an amount of €1,570 million at December 31, 2004, compared to €11,875 million at December 31, 2003. The pledges relating to these fixed and current assets owned by Orange’s subsidiaries in the United Kingdom, Romania and Belgium, were released in 2004 for an amount of €10.3 billion, following the repayment of bank loans and credit facilities.

At December 31, 2004, the main pledged assets concerned certain of Orange’s consolidated investments in Egypt, Botswana and the Dominican Republic and its non-consolidated investments in Portugal and Moldova.

As part of swap contracts, France Telecom may be required to deposit cash collateral, of which the amount recorded at December 31, 2004 was €1,129 million.

Pursuant to the accounting treatment of vehicles used in the context of accounts receivable securitization programs described in Note 2, outstanding sold receivables amounted to €2,870 million at December 31, 2004.

NOTE 29 - LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, a provision is recorded to provide for the lower end of the range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level. However, events arising during legal proceedings may require a reassessment of this risk.

With the exception of the procedures described hereafter, France Telecom is not party to any legal or arbitration proceedings (and France Telecom is not aware of any proceedings of that nature envisaged by government agencies or third parties) for which the Management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its earnings, activity or financial position.

At December 31, 2004, a total of €424 million was recorded in France Telecom’s accounts by way of provisions to cover all of the litigation proceedings in which it is involved.

Litigation related to competition law

A certain number of claims have been issued by competitors against France Telecom for alleged anti-competitive behavior. With regard to the claims lodged with the Competition court (“Conseil de la Concurrence”), plaintiffs generally claim all available sanctions under the law, including the termination of anti-competitive practices combined with daily penalties and fines that can, in theory and in the worse case scenario, amount to as much as 10% of the Group’s revenue. Competitors may also claim damages in civil or commercial proceedings for the harm allegedly caused by France Telecom’s anti-competitive behavior.

European Commission procedures and requests for information

•	On November 26, 1996, the AOST association (which includes British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Telecom and Scitor) made a claim to the European Commission alleging abuse of dominant position by France Telecom for its “modulance” offer. In response to a request from France Telecom, the European Commission informed the Group that the case had been closed.

•	On February 26, 1997, the European Commission notified France Telecom of a complaint lodged by Cegetel for abuse of dominant position. The complaint’s main allegations related to certain aspects of France Telecom’s pricing policy and, in particular, certain subscription packages. In response to a request from France Telecom, the European Commission informed the Group that the case had been closed.

•	In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to high-speed services in the European Union member states, the European Commission notified Wanadoo of claims against the company’s tariffs for the high-speed Internet services Wanadoo ADSL and Pack eX-Tense. In July 2003, the European Commission ordered Wanadoo to pay a fine of €10.4 million for abuse of dominant position by applying a predatory pricing policy on the retail high-speed Internet access market between March 2001 and October 2002. Wanadoo has lodged an appeal against this decision with the European Court at Luxembourg. A ruling is expected to be handed down in the first half of 2005.

During the first six months of 2004, the European Commission and the Directorate General for Competition (DGCCRF) carried out inquiries at the head offices of France Telecom and Wanadoo to verify whether certain prices applied by Wanadoo in January and February 2004 were in breach of competition law. France Telecom has lodged an appeal against the decision of the Commission and the order of the French judge based on which these inquiries were carried out.

•	Since 2001, the European Commission has been carrying out an inquiry on the invoicing of roaming charges in European member states, which is mainly focusing on the United Kingdom and Germany. In July 2004, the Commission launched formal proceedings against Vodafone and O2 in the United Kingdom. However, no formal proceedings have been initiated against Orange. The timeline for the Commission’s inquiry remains uncertain.

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On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused on the following two issues: (i) the financial measures announced by the French State on December 4, 2002, when the State indicated in particular that it was prepared to anticipate its participation in France

Telecom’s capital increase alongside private investors through a shareholder’s loan, which was never actually put in place; and (ii) the special French business tax (“taxe professionelle”) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, from which it benefited from 1991 to 2002.

On July 20, 2004, the European Commission stated that these financial measures and the special business tax regime were incompatible with the European Union Treaty. The Commission did not require any repayment of State aid in relation to the above-mentioned financial measures, and ordered the State to obtain from France Telecom the amount of aid relating to the special French business tax regime, representing an estimated indicative amount of between €800 million and €1.1 billion plus interest, pending a more precise calculation. The French government and the European Commission have so far been unable to agree on the amount constituting State aid. Although the Commission had indicated that its decision would be announced by November 2004, no such announcement had been made by February 9, 2005.

France Telecom believes that:

-	The participation of the French State—in its capacity as a majority shareholder—in the Company’s action plan is consistent with the conduct of an informed private investor and does not amount to State aid. The expert advice commissioned by France Telecom from independent advisors supports this position.

-	The special business tax regime also does not constitute State aid. In fact, this tax regime—established in July 1990—led to France Telecom being massively overtaxed by more than €1.7 billion.

Even if the amounts in question were deemed to constitute State aid, the business tax regime in question would be protected by the 10-year statutory limitation period applicable within the European Union. Lastly, the Commission’s announcement is incompatible with the principle of legal security recently reaffirmed by the European Courts.

On November 5, 2004, France Telecom lodged an appeal with the European Court of First Instance in Luxembourg against the Commission’s decision relating to the financial measures announced by the French State. A further appeal was filed with the European Court on January 10, 2005 against the Commission’s decision on the special business tax regime. Pending the European Court’s final ruling, France Telecom will take any action necessary to challenge any attempts to collect the amounts payable as a result of the decision announced.

After the Commission’s decision was announced on July 20, 2004, the French government confirmed that it would challenge the accusation that the amounts in question constituted elements of State aid, and in October 2004, two appeals were filed with the European Court of First Instance in Luxembourg against both decisions announced by the Commission.

Based on the entirety of the information provided above, France Telecom considers that the European Commission’s requirement to repay State aid can be categorized as a contingent liability (“passif éventuel”) as defined under article 212-4 of the French Chart of Accounts.

Competition court procedures

•	On November 18, 1998, Numéricâble applied to the Conseil de la concurrence concerning the determination of the fee paid to France Telecom for the use of cable networks for broadcasting. Numéricâble obtained a provisional order for the fee to be fixed at December 1998 levels pending a decision on the substance of the case by the Conseil de la concurrence. The appeals made by France Telecom against this decision were rejected. The Conseil de la concurrence reopened its investigation into the substance of the case in June 2003.

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On November 29, 1999, 9Telecom filed a complaint with the Conseil de la concurrence requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms already open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions set out by the French Telecommunications Regulatory Authority (“ART”) in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeal in March 2001, the Conseil de la concurrence rejected this request for injunctions, but ordered France Telecom to propose to third party-operators an ADSL access offer enabling them to compete effectively both in terms of the price and the nature of services offered. 9Telecom filed with the Conseil de la Concurrence an application for France Telecom to be sanctioned for failure to apply the February 18, 2000 decision and on May 13, 2004, France Telecom was ordered to pay a fine of €20 million. On January 11, 2005, the Paris

Court of Appeal dismissed France Telecom’s appeal against this decision and increased the fine to €40 million. France Telecom is currently considering filing a further appeal with the French Supreme Court (“Cour de Cassation”). Competitors may file claims for damages against France Telecom in the next few months.

At the same time, in the context of its ongoing investigation into the substance of the case, the Conseil de la concurrence has indicated that it believes that France Telecom unfairly restricted access to its local network by competitors and therefore distorted competition on the retail and upstream high-speed ADSL Internet markets. France Telecom responded to these claims in November 2004 and a decision may be announced in 2005.

•	In 1999, T-Online, an Internet subsidiary of Deutsche Telekom, applied to the Conseil de la Concurrence in relation to alleged abuse by France Telecom of its dominant position on the high-speed Internet market. Following this application, in 2002 the Conseil de la concurrence suspended the marketing and sale of Wanadoo’s eXtense (Internet ADSL) packages in France Telecom’s sales outlets. Under this ruling, the suspension would be lifted if France Telecom provided, and two Internet access providers accepted, an extranet server that would allow for the mass marketing of their own high-speed packages. On July 19, 2002, the Conseil de la concurrence confirmed that France Telecom had duly fulfilled its obligations and lifted the suspension on marketing. In addition, the Conseil de la concurrence rejected similar requests for injunctions made by Liberty Surf. During the investigation into the substance of the case, on January 20, 2003 the reporting judge from the Conseil de la concurrence notified France Telecom of complaints relating to its marketing of all Wanadoo packages in sales outlets. In a decision handed down on December 21, 2004, the Conseil de la concurrence dismissed all such complaints. At the end of January 2005, T-Online filed an appeal against this decision with the Paris Court of Appeal.

•	On June 25, 1999, the TENOR association of operators filed a complaint with the Conseil de la concurrence against France Telecom and Orange (considered as one company under competition law), as well as against Cegetel, SFR and Bouygues Telecom, for restrictive practices on the B2B fixed-line-to-mobile communications market. The defendants were accused of hindering the rerouting of international calls and providing businesses with a series of “mobile box” offers which transform fixed-line-to-mobile-calls into mobile-to-mobile calls with no mobile call termination charges, and therefore at a lower cost. Following an investigation into the case, a number of complaints relating to the abuse of dominant position were upheld against France Telecom by the Conseil de la concurrence. In a decision dated October 14, 2004, the Conseil de la concurrence ordered France Telecom and SFR to pay fines of €18 million and €2 million, respectively. On November 20, 2004, France Telecom lodged an appeal against this decision with the Paris Court of Appeal.

•	On September 12, 2003, France Telecom was ordered by the Conseil de la concurrence to pay a fine of €40 million. This order came further to a claim filed by Foneca and Scoot—directory and telephone information companies—that France Telecom had not respected an injunction issued by the Paris Court of Appeal in July 1999 (in the Filetech case), whereby all users of directory data should be invoiced in a non-discriminatory and cost-based manner. The Conseil considered that the prices which France Telecom amended in 1999 and 2002 were still not cost-driven and that this prevented competition. France Telecom paid the fine in November 2003, and on April 6, 2004, the Paris Court of Appeal rejected the application lodged by France Telecom against the Conseil’s decision. France Telecom has decided not to lodge any further appeals.

•	In December 2003, Free and Iliad, and subsequently LD Com and 9Telecom, applied to the Conseil de la concurrence claiming that France Telecom was abusing its dominant position and requesting the temporary suspension of the marketing of television offers over telephone lines launched by France Telecom and TPS. In a decision dated April 15, 2004, the Conseil de la concurrence ordered France Telecom to include information for consumers in all forms of advertisement related to the technical terms and conditions of the offer, and to take measures to facilitate (via unbundling) the launch of other offers by competitors. In addition, the Conseil ordered France Telecom to separately bill video content and ADSL-video services. However, the Conseil refused to order the temporary suspension of the marketing of these offers. Several appeals were lodged against this decision with the Paris Court of Appeal, and on June 29, 2004, the Appeal Court cancelled the provisional measures ordered by the Conseil de la concurrence. LD Com has filed a further appeal against this decision with the Cour de Cassation.

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On February 2, 2004, Wanadoo was served notice of an application made by AOL to the Conseil de la concurrence relating to Wanadoo’s ADSL prices for 2004. AOL considers that Wanadoo’s price offers amount to an abuse of dominant position and applied for an injunction to suspend the marketing of Wanadoo’s 512K and 1024K offers, as well as the related price promotions and advertising campaigns. In a decision dated May 11, 2004, the Conseil de la concurrence rejected this application for an injunction. An investigation is to be carried out into the substance of the case according to a timeline that has not yet been defined. In its decision, the Conseil de la concurrence held that the sector had not suffered any immediate or serious damage as a result of Wanadoo’s practices and that Wanadoo’s new customized offers, as well as similar offers launched by competitors who had followed Wanadoo’s price-cutting lead, allow lower-usage consumers cheap access to high-speed Internet services and therefore help to develop Internet services in France. Although the outcome of this investigation into the substance of the case cannot be predicted with any certainty, France Telecom considers that the claims are unfounded.

•	In July 2004, Bouygues Caraibes filed a complaint with the Conseil de la concurrence along with a claim for around twenty injunctions against Orange Caraibes and France Telecom in relation to the Group’s practices in the Caribbean mobile telephony market. In a decision dated December 9, 2004, the Conseil de la concurrence issued four injunctions against Orange Caraibe, pending its decision on the substance of the case. Further to an appeal against this decision lodged by Orange Caraibe, on January 28, 2005 the Paris Court of Appeal confirmed the principles behind these injunctions. At the same time, it extended the timeframe for implementation as regards two of these injunctions.

•	Orange is currently subject to competition inquiries in certain markets conducted by various competition authorities:

In France, an inquiry was opened in February 2004 further to a complaint filed by UFC – Que Choisir against mobile operators for collective abuse of dominant position with regard to SMS services.

Inquiries were also conducted by the Directorate General for Competition (DGCCRF) in the second half of 2003 further to a complaint by UFC – Que Choisir on prices applied to voice calls and at the instigation of the Conseil de la concurrence, on roaming tariffs applicable in French overseas departments (“DOM”). In November 2004, the Conseil de la concurrence notified Orange France, SFR and Bouygues of claims against them alleging restrictive practices in the retail mobile telephony market. Orange France is in the process of drafting pleadings challenging the economic and legal grounds for such claims.

In Switzerland, the Competition Commission is currently investigating mobile call termination charges. The investigation was launched at the end of 2002 and its findings are expected to be announced in 2005. The Swiss competition authorities also opened a preliminary inquiry into SMS/MMS termination fees in early 2004.

These proceedings are generally at an early stage and France Telecom does not consider that it can provide any assurance as to their outcome.

•	TP SA is currently undergoing a number of investigations conducted by the Polish competition authorities. In particular, a claim has been filed against TP SA by two Polish mobile telephony operators, alleging abuse of dominant position and anti-competitive practices. Under this claim, TP SA is accused of marketing services linked to those of its mobile telephony subsidiary, PTK Centertel. The outcome of this dispute cannot be determined.

Civil proceedings

•	On April 16, 1997, a German Court of Appeal held against Deutsche Telekom in a case brought by British Telecommunications over the launch date of Global One, of which France Telecom was a shareholder. The judgment was confirmed on appeal on June 16, 1998 and is currently under consideration by the German Supreme Court. British Telecommunications has not yet brought any claim for damages and therefore the amount thereof cannot be determined at this stage.

Group/address (previously called Filetech) has lodged several claims against France Telecom in France and in the United States concerning the use of France Telecom’s directory data. The total damages claimed by Group/address amounted to US$350 million. In a decision on September 10, 2002, the New York Federal Court of Appeal definitively rejected the US claims. Group/address also lodged a claim with the Conseil de la Concurrence for abuse of dominant position on the French market. France Telecom was ordered to pay a fine of €1.5 million and to grant access to the directory data upon request using a cost-based tariff. France Telecom’s appeal to cancel this decision and a further appeal to the French Supreme Court have been rejected.

As part of a parallel procedure, on June 13, 2001 the Paris Court of Appeal decided to reopen the debate on the question of legal protection and the cost of the directory databases, and to commission an expert enquiry. This enquiry is still in progress. Group/address is claiming damages of €151.9 million. France Telecom considers that the claims made by Group/address are unfounded.

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In January 2002, France Telecom and Wanadoo France (formerly Wanadoo Interative) were summoned before the Nanterre Commercial Court by Mangoosta’s liquidator and a number of that company’s shareholders. The total claim amounted to approximately €170 million, which, according to the plaintiffs, represents compensation for losses allegedly suffered by

Mangoosta and its shareholders as a result of France Telecom and Wanadoo abusing their dominant position in the French ADSL markets, as well as reimbursement for the shareholders’ capital investments. The parties have since resolved their dispute.

•	France Telecom was summoned before the Paris Commercial Court on September 5, 2002 by Cegetel who accused France Telecom of having implemented an aggressive sales policy of “de-preselection” in order to ensure that its customers entrust all of their telephone traffic to France Telecom. Cegetel claimed €54 million in damages. By way of a ruling on January 15, 2003, the Paris Commercial Court rejected almost all of Cegetel’s claims. Cegetel appealed against this ruling and increased the valuation of its total loss to €61.7 million. The parties have since resolved their dispute.

On January 7, 2003, France Telecom was summoned before the Paris Commercial Court by 9Telecom in relation to the same issue. 9Telecom claimed €36.7 million in damages. The court reached a decision on June 18, 2003 and ordered France Telecom to cease “all canvassing of 9Telecom customers without mentioning the possibility of obtaining access to services of the historical operator through its 8 prefix, subject to a fine of €100 per breach of this order.” France Telecom was also ordered to pay €7 million in damages to 9Telecom and lodged an appeal against the ruling. The parties have since resolved their dispute.

Finally, France Telecom was summoned before the court by Télé2 in relation to the same issue on August 11, 2003. Télé2 claimed €75 million in damages. In a ruling handed down on May 28, 2004, the Paris Commercial Court ordered France Telecom to pay €15 million in damages to Télé2. No provisional execution has yet been ordered. The parties have since resolved their dispute.

•	On March 15, 2004, France Telecom was given notice that Millenium GmbH, a company controlled by Mrs. Schmid-Sindram, had lodged a claim for damages before the Kiel court in its capacity as former shareholder of MobilCom. The case is based on the German law relating to groups of undertakings and alleges that France Telecom “dominated” MobilCom without having formally signed a “domination agreement”, and obliged MobilCom to enter into commitments causing it to incur substantial losses that were never compensated. The plaintiff alleges that the losses suffered result primarily from MobilCom’s commitment in relation to UMTS, its resulting debt and its withdrawal from UMTS operations. Millenium GmbH claims that, for the same reasons, France Telecom is responsible for the seizure of MobilCom shares by Millenium GmbH’s creditors, prompted by the sharp fall in the stock price. Millenium GmbH is claiming overall losses of €40 million (€50 per share held before the asset seizure). According to MobilCom, the €50 per share represents the portion of damages that should be paid by France Telecom.

Two of MobilCom’s minority shareholders have filed a voluntary joinder application with respect to the Millenium claim. France Telecom and Millenium have both opposed these applications. The power to authorize or reject the application lies with the court.

On May 7, 2004, France Telecom received notice that Mrs. Schmid-Sindram and Mr. Marek had lodged a claim against France Telecom with the Flensburg court in their capacity as MobilCom shareholders. In the context of a special share valuation procedure permitted under German law, the plaintiffs claimed compensation for every MobilCom share held by the public, based on a value of between €200 and €335 per share.

On May 19, 2004, MobilCom’s shareholders’ meeting rejected two draft resolutions which concerned respectively carrying out an in-depth review of the MC Settlement Agreement entered into between France Telecom and MobilCom on November 20, 2002, and obliging MobilCom to file a claim against France Telecom, alleging that France Telecom in its capacity as dominant shareholder compelled MobilCom to sign the MC Settlement Agreement, thus causing MobilCom to suffer substantial losses. Several minority shareholders have applied to the court for an order canceling the decision to reject these resolutions. Under German law, provided that a minimum percentage of the company’s capital is represented, it is also possible for certain minority shareholders to file claims with the German courts to enforce the afore-mentioned draft resolutions which were rejected by the shareholders’ meeting of May 19, 2004.

France Telecom considers that these claims are unfounded. In particular, France Telecom believes that the Cooperation Framework Agreement signed with MobilCom on March 23, 2000 did not amount to a “domination agreement” and that France Telecom did not have a de facto dominant relationship with Mobilcom as there was no control mechanism between the two companies. However, if the German courts were to find in favor of all or part of these claims, this could have a significant adverse affect on the financial position and earnings of the Group.

On December 23, 2004, France Telecom was informed that the administrator of Mr. Schmid’s personal bankruptcy intended to apply to the Frankfurt courts for wrongful termination of the Cooperation Framework Agreement. The claim would be based on the fact that (i) the MC Settlement Agreement was signed allegedly in breach of the Cooperation Framework Agreement and that Mr. Schmid’s consent was obtained by force; and (ii) that Mr. Schmid’s agreement to waive his rights to take legal action against France Telecom was never countersigned and in any event was obtained by force with no consideration.

Based on the above, Mr. Schmid’s legal administrator intends to claim €4.26 billion in damages, plus a currently unquantified amount of late payment interest and incidental damages.

In addition to this claim, Mrs. Schmid-Sindram has filed a further application with the Flensbourg court claiming €50,000 from France Telecom and seeking an order to oblige MobilCom to bring proceedings against France Telecom for damages of €3.7 billion.

France Telecom is challenging each of these claims and believes that they are unfounded.

•	At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac before the Paris Commercial Court. Nerim’s claim arose further to a claim issued by Transpac in relation to unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abused their dominant position. Nerim is claiming alleged damages of approximately €57 million. Although the outcome of this dispute is still uncertain, France Telecom considers that the claims are unfounded.

•	On July 21, 2004, a claim was filed against Wanadoo by T-Online for losses it considers it has suffered due to Wanadoo’s pricing strategies on the retail high-speed Internet access market between March 2001 and October 2002. T-Online is basing its claim on the European Commission’s decision of July 16, 2003, which held that Wanadoo had abused its dominant position, and is requesting €52 million in damages. The loss allegedly suffered by T-Online results from the loss of low rate subscribers who could have subscribed to one of T-Online’s offers instead of Wanadoo’s high-speed offer, and its failure to capture customers seeking high-speed Internet services. France Telecom considers that T-Online has not shown any grounds for the losses it is claiming to have suffered.

•	Following an institutional advertising campaign relating to the quality of its network, several claims were lodged against France Telecom between October and December 2004 by a number of different operators (Free, Cegetel, 9Telecom and Tiscali/Liberty Surf) before the Paris Commercial or Regional Court for unfair competition (mainly defamation and parasitism) and/or trademark infringement. In an initial ruling in summary proceedings further to the claim lodged by Free, the Paris Commercial Court ordered France Telecom not to repeat the advertising campaign in question. In two summary hearings relating to the trademark infringement, handed down on December 17, 2004 by the Paris Regional Court, Cegetel and 9Telecom’s claims for injunctions were rejected, as the court felt that based on its initial analysis, there seemed to be no serious grounds for a trademark infringement claim. The cumulative amount of damages claimed in these proceedings in respect of both trademark infringement and unfair competition amounted to almost €101 million at December 31, 2004. France Telecom considers that these claims are unfounded.

•	In December 2004, Suberdine and some of its shareholders issued proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange France’s products and services between 1995 and 2003 went into receivership on December 18, 2003. Suberdine is claiming that Orange France unlawfully terminated their business relationship and is claiming damages for the loss allegedly suffered as a result of such termination and the company’s liquidation. The total amount being claimed by the plaintiffs is €411 million. Although the outcome of this dispute is uncertain, France Telecom considers that Suberdine was responsible for the unlawful termination of their business relationship and therefore that its claims are unfounded.

Administrative litigation

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In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996, but considers that the action is unsubstantiated for the period prior to that date. France Telecom has already set up a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. In a decision handed down on March 11, 2004, the Paris Administrative Court held that the SNCF’s claims were inadmissible as only the government undertaking, Réseau Ferré de France, the owner of the rights relating to the French public railway infrastructure since January 1, 1997, was entitled to initiate an action, except for damages incurred before that date. The SNCF has lodged an appeal against the Paris Administrative Court’s decision.

•	Following an application by the SIPPEREC group, on March 21, 2003 the Conseil d’Etat issued a ruling abolishing the articles of the French Post and Telecommunications Code relating to authorized access to state-operated roads, and particularly the annual amount of fees paid by the operators for the use of state-operated motorways and other roads. Although France Telecom is not a party to these proceedings, this ruling has wider consequences and applies to all operators. The annual amount of fees paid or provided for by France Telecom based on the rates set by the abolished decree amounts to approximately €60 million for 2004. A new decree is being drafted by the government; however, at December 31, 2004, it was not possible to determine the financial impact of this new regulation.

•	In April 2002, Scoot and Fonecta France asked the French Telecommunications Regulatory Authority (“ART”) to modify the national telephone numbering system to eliminate the number “12” for information services and to introduce an identical 3BPQ-type format to all operators providing information services, including France Telecom. Following the authorities’ implicit rejections of their request, Fonecta and Scoot applied to the Conseil d’Etat in August 2002 and September 2002, respectively. On June 28, 2004, the Conseil d’Etat gave ART six months within which to define the terms and conditions for attributing same-format numbers to all operators offering telephone information services and to revise the telephone numbering system in order to eliminate the number “12” for telephone information services, subject to a transitional period where appropriate. After a consultation process involving other market players, on January 27, 2005 the ART adopted three decisions defining the new framework for operating information service using a 118XYZ numbering format. Further to these decisions, the attribution of the new numbers to the applicant operators will be decided by the drawing of lots and all telephone information services will be launched at the same time on November 2, 2005. The new numbering formats will co-exist with the previous numbers, including the number “12”, until April 3, 2006.

International Arbitration

•	France Telecom holds 66.7% of FTML, a company formed in 1994, which operated a GSM mobile network in Lebanon in accordance with a Build, Operate and Transfer contract (BOT) granted by the Lebanese government in June 1994. A similar contract was also granted to a competitor company, Libancell.

On June 14, 2001, the Lebanese government terminated the BOT contracts with FTML and its competitor in advance of term. The termination took effect on August 31, 2002. From that date, pursuant to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before that date, the Lebanese government had considered that the operators had not complied with certain clauses in their BOT contracts and in April 2000, had issued a payment notice to both companies claiming US$300 million in provisional compensation. FTML rejected these allegations in arbitration proceedings at the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI, applied for arbitration against the Lebanese government for illegal dispossession, without prompt and adequate indemnity and without fair and equitable treatment. This claim was heard in front of an ad hoc arbitration tribunal, constituted under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments and in accordance with the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

On December 14, 2002, FTML and the Lebanese government signed a contract relating to the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took place on February 10, 2003 with retroactive effect from August 31, 2002. The transfer contract provides that all claims by the parties - and not only those already lodged with the ICC - will be submitted to and judged by the ad hoc arbitration tribunal already dealing with the claims of FTML and FTMI. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a “Network Custody and Operation” contract under which FTML would operate the network, on behalf of the State, from September 1, 2002 to January 31, 2003. The contract was extended several times and terminated on May 31, 2004. At the same time, in February 2004, the Lebanese government launched a new procedure – following cancellation of the previous procedure – to award two mobile telephony licenses or a management contract for the two existing networks, in which Orange participated. On April 8, 2004, the Lebanese government ratified the outcome of the tendering process following which the management of the networks operated by FTML and Libancell was transferred to, respectively, the Detecon/FAL Holding consortium and MTC as from June 1.

As part of the arbitration procedure initiated under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments, and in accordance with the UNCITRAL arbitration rules, FTML and FTMI valued their claims against the Lebanese government at May 15, 2003 at around US$952 million plus interest, under the assumption of a BOT contract termination on December 31, 2012, on the understanding that the arbitrators would make the final determination of the length of the extension of the BOT contract based on frequency pollution. In September 2003, the Lebanese government notified the parties that it was claiming around US$1,445 million for breach of the BOT contract.

At the procedural hearings which took place between March 29 and April 8, 2004, the Lebanese government specified that this amount did not include the US$300 million claimed under the recovery mandate (“mandat de recouvrement”) issued in April 2000 as it considered that the arbitration tribunal did not have jurisdiction to determine the validity of that notice.

The arbitration decision is expected in the first quarter of 2005.

•	A settlement agreement was signed with the minority shareholders of Orange A/S in Demark on April 27, 2004. This agreement resulted, on the one hand, in the full and final settlement of all outstanding claims brought before the Danish courts and the International Chamber of Commerce, and on the other, in the transfer of the 32.77% interest held by minority shareholders to Orange, as well as the termination of the shareholders’ agreement and of all other such agreements in existence. Orange paid an amount of €47.5 million in respect of this settlement (see also Note 28).

•	A settlement agreement was signed on March 23, 2004 by Orange and its partners in the capital of 3G Infrastructure Services (“3Gis”), ending all outstanding litigation, including two arbitration proceedings before the Arbitration Institute of the Stockholm Chamber of Commerce, initiated by Orange Sverige AB and 3Gis, respectively. Furthermore, in accordance with the settlement agreement, all current contracts relating to 3Gis entered into between the parties are deemed to have terminated and Orange paid 3Gis a total of SEK 562 million (€62 million). However, as the sale of Orange’s license to Svenska UMTS Licens II A.B has not been approved by the Swedish regulator and given the fact that this disposal gain was included in the calculation of the sum paid by Orange, an amount of SEK 50 million (i.e; €5.5 million) was paid back to Orange.

•	TP SA and Danish Great Northern Telegraph Company (DPTG) signed a contract in 1991 for the construction of a fiber optic network in Poland, with revenues to be split between the parties until January 2009. A disagreement exists between the parties as to the basis for calculating this split, and an arbitration procedure was commenced in June 2001 by DPTG against TP SA. At December 31, 2004, DPTG was claiming an amount of €218 million plus interest corresponding to the period up to June 30, 2002, and had asked the Arbitration Court to determine the revenues due for the period thereafter. An expert inquiry is currently in progress, and the outcome of this procedure cannot be determined at present.

•	At the same time as the decision was handed down by a Polish Commercial Court within the scope of bankruptcy proceedings relating to Wirtualna Polska (see Note 28), Wirtualna Polska’s minority shareholders initiated a number of civil proceedings against TP SA, TP Internet and a number of corporate officers from these companies and from Wirtualna Polska. Based on the documents presented to the court by the minority shareholders within the scope of these bankruptcy proceedings, the prosecutor’s office in Gdansk launched an inquiry relating to alleged acts committed by corporate officers of Wirtualna Polska. This inquiry is currently in progress. However, at this stage, no charges have been brought against any of those involved in the proceedings.

The minority shareholders of Wirtualna Polska have also lodged a claim with the Court of Arbitration of the Polish Chamber of Commerce to obtain the right to exercise ahead of term the put option granted by TP Internet on their shares in Wirtualna Polska. They are alleging that TP SA launched an Internet portal competing with the portal set up by Wirtualna Polska, and therefore breached a non-competition clause in the shareholders’ agreement. They are claiming a price of US$66.40 for each of their 873,485 Wirtualna Polska share. TP Internet however considers that the early exercise of the option is not justified.

NOTE 30 - DIRECTOR’S COMPENSATION

The aggregate gross amount (excluding employer social security payments) of all remuneration, benefits and attendance fees paid by France Telecom SA and the companies it controls to members of the Board of Directors or Executive Committee of France Telecom SA at December 31, 2004 or during the 2004 fiscal year, totaled €12,205,997 (€11,796,634 at December 31, 2003).

By virtue of a decision of the Shareholders’ Meeting of May 27, 2003 pursuant to which the amount of allocable attendance fees was set at €250,000 per year, the Board of Directors’ meeting of February 11, 2004, after a consultation process with the Compensation, Appointments and Organization Committee, decided to set at €193,000 the amount of attendance fees allocated to members of the Board of Directors elected by the shareholders in respect of 2003. These attendance fees were paid in February 2004. The Board of Directors’ meeting of January 26, 2005 set at €210,500 the amount of attendance fees allocated to members of the Board of Directors elected by the shareholders in respect of 2004. These attendance fees will be paid in February 2005.

Thierry Breton has waived his right to receive attendance fees.

The total amount of pension commitments (statutory retirement benefits and additional defined benefit obligations) accrued for in the financial statements at December 31, 2004 regarding members of France Telecom’s Executive Committee amounted to €16,431,266.

NOTE 31 - SUBSEQUENT EVENTS

In addition to the post-balance sheet events described in other sections of this report, the main subsequent events are as follows:

•	Sale of TDF

On January 27, 2005, pursuant to an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for an amount of €400 million (see Notes 28.2.2.2, “Commitments to acquire and sell securities” and 28.2.2.3, “Commitments relating to additional purchase consideration and sharing of capital gains”).

•	Sale of Intelsat

On January 28, 2005, Intelsat announced the finalization of its merger with Zeus Holding. The funds will be made available to the shareholders in exchange for their share certificates in February 2005. As part of this operation, France Telecom is selling its entire interest in Intelsat (5.4%) for an amount of US$164 million.

•	Kulczyk Holding/Tele Invest (see Note 28)

As part of the agreement signed on October 4, 2004 between France Telecom and Kulczyk Holding, Kulczyk Holding undertook that its subsidiary, Tele Invest II, exercise its put option on its 3.57% interest in TP SA between January 10 and January 15, 2005. In accordance with this commitment, Tele Invest II exercised this option on January 10, 2005 and the share transfer took place on January 17, 2005 at a price of €350.2 million.

•	Equant

On January 22, 2005, France Telecom made a proposal to the Supervisory and Management Boards of Equant NV, a company listed on the Paris and New York stock exchanges, to purchase all of the assets and liabilities of Equant NV for an amount of €1,231 million, including €564 million corresponding to the portion not held by France Telecom. This amount would be increased by the sums to be paid to holders of Equant NV stock options granted to the employees of the Equant group. Following the acquisition, the proceeds of the sale would be distributed in cash to Equant shareholders (subject to withholding taxes and any other applicable duties and taxes). Following the distribution of the sale proceeds, Equant NV would be delisted and dissolved. In the context of this transaction, France Telecom indicated that its objective was to acquire all of Equant’s businesses and not to proceed with a sale.

France Telecom’s proposal would allow it to speed up the implementation of its strategy to become an integrated operator on the B2B market, and France Telecom estimates that the implementation of the transaction would offer a long-term solution to the structural challenges faced by Equant as an independent entity.

This transaction is currently the subject of negotiations between France Telecom and Equant NV. The completion of the transaction is subject to the approval of Equant’s Management and Supervisory Boards, including the unanimous approval of its independent members, as well as the shareholders of Equant NV, voting in an Extraordinary Shareholders’ Meeting (scheduled for May 2005) subject to simple majority voting rules, France Telecom having the right to vote.

The Association for the Defense of Minority Shareholders (ADAM) has announced that it sent a letter to the French Stock Exchange Regulatory Authority (Autorité des marchés financiers – AMF) on January 31, 2005 asking them to specify the extent to which French rules apply in the context of public offers.

Despite a better-than-expected cash position at the end of 2004, the continuing decline in Equant’s results forecasted in 2005 and subsequent years has prompted the latter to request a US$250 million credit line from France Telecom to enable it to meet its financing requirements up to 2006. This credit line was put in place on February 9, 2005.

•	Orange Dominicana

On January 31, 2005, Orange’s co-shareholder in Orange Dominicana SA, CVI, notified that it intended to exercise the put option on its 14% interest (see Note 28). Pursuant to the agreements, the exercise price will be determined by an independent bank.

•	Orange France

Up to December 31, 2004, French mobile telephone operators did not rebill (products and services) termination fees on mobile-to-mobile calls. As from January 1, 2005, further to interconnection agreements signed by operators, these fees will be rebilled, leading to a corresponding increase in revenues from traffic and interconnection costs for Orange France.

•	Share offer to France Telecom employees

Following the September 7, 2004 sale by the French State of its 267.7 million France Telecom shares, representing 10.85% of the Company’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer relates to 29.7 million shares, representing 10% of the total number of shares sold.

The share offer was approved by the French Stock Exchange Regulatory Authority (Autorité des marchés financiers – AMF) on November 15, 2004 under visa no. 04-895. The shares were offered at a unit price of €15.24, corresponding to 80% of the sale price of France Telecom shares under the private placement with investors (i.e. €19.05 per share).

The subscription period ran from December 1 to December 13, 2004. At the end of this period, 28.7 million shares had been purchased. The shares were delivered and paid for on January 20, 2005.

•	Favorable opinion issued by ART in relation to France Telecom’s request for pricing changes

On February 3, 2005, the French Telecommunications Regulatory Authority (Autorité de Régulation des Télécommunications – ART) found in favor of France Telecom’s request of February 2, 2005 concerning certain pricing changes. The changes, effective as from March 3, 2005, concern an increase in the main subscription charge, connection fees, and fees for accessing information services, and a reduction of social subscription fees and local and national call charges (change in cost per minute, merging of regional (“Tarifs de voisinages”) and local charge bands and replacement of call credit by a connection fee). In its favorable opinion dated January 21, 2005, the ART set out certain conditions relating to the publication of a reference offer by France Telecom for the sale of its subscription offering on a wholesale basis, a reduction in access fees for unbundling services, a reduction in the recurring monthly total unbundling fee, and the quality of unbundling services. France Telecom has confirmed that it will comply with these conditions.

NOTE 32 - LIST OF CONSOLIDATED COMPANIES AND AFFILIATES AT DECEMBER 31, 2004

The main changes in consolidation scope in the year ended December 31, 2004 are set out in Notes 3 and 11.

Company			Country
France Telecom SA		Parent company	France

Orange Segment
Fully consolidated companies
Company	% interest	% control	Country
Orange Shared Group Function
Orange SA	100.00	100.00	France
Orange Int. Developments	100.00	100.00	Bahamas
Wirefree Services Belgium	100.00	100.00	Belgium
Orange World Services	100.00	100.00	Denmark
Wirefree Services Denmark	100.00	100.00	Denmark
Orange World	100.00	100.00	USA
Orange Ventures 1	100.00	100.00	USA
Orange Services US	100.00	100.00	USA
Orange International SAS	100.00	100.00	France
Orange International BV	100.00	100.00	Netherlands
Wirefree Services Nederland	100.00	100.00	Netherlands
Ananova	100.00	100.00	UK
Orange Brand Services	100.00	100.00	UK
Orange Direct	100.00	100.00	UK
Orange Holdings and subsidiaries	100.00	100.00	UK
Orange Ocean	100.00	100.00	UK
Orange Overseas Holdings n°2 and subsidiaries	100.00	100.00	UK
Orange Ventures Management	100.00	100.00	UK
Orangedot	100.00	100.00	UK
Orange plc	100.00	100.00	UK
Orange Slovakia Services Ltd	100.00	100.00	UK

Orange International
Mobistar Corporate Solutions	50.37	100.00	Belgium
Mobistar	50.37	50.37	Belgium
Mobistar Affiliates	50.37	100.00	Belgium
Orange Botswana	51.00	51.00	Botswana
Orange Cameroun	100.00	100.00	Cameroon
Orange Côte d’Ivoire	85.00	85.00	Ivory Coast
Orange A/S	100.00	100.00	Denmark
Orange Holding A/S	100.00	100.00	Denmark
Telsea Investments	60.80	75.50	Mauritius
Orange Madagascar	40.07	65.90	Madagascar
Castle Worldwide Finance	100.00	100.00	Netherlands
Orange Nederland	100.00	100.00	Netherlands
Orange Retail BV	100.00	100.00	Netherlands
Orange Dominicana	86.00	86.00	Dominican Republic
Orange Romania	73.27	73.27	Romania
Orange Global	100.00	100.00	UK
Orange Slovensko	63.88	63.88	Slovakia
Orange Sverige	100.00	100.00	Sweden
Orange Communications SA (“OCH”)	100.00	100.00	Switzerland

Orange Segment
Fully consolidated companies
Company	% interest	% control	Country
Orange France
FCC Récolte	100.00	100.00	France
Mobile et Permission	100.00	100.00	France
Orange Caraïbes	100.00	100.00	France
Orange Distribution	100.00	100.00	France
Orange France	100.00	100.00	France
Orange Réunion	100.00	100.00	France
Orange Réunion Invest	100.00	100.00	France
Orange Promotions	100.00	100.00	France
Orange Supports & Consulting	100.00	100.00	France
Rapp 6	100.00	100.00	France

Orange UK
Orange Cellular Services	100.00	100.00	UK
Orange 3G	100.00	100.00	UK
Orange Holdings	100.00	100.00	UK
Orange Paging	100.00	100.00	UK
Orange Personal Communications Services	100.00	100.00	UK
Orange Retail Ltd	100.00	100.00	UK
Trust of receivables Orange	100.00	100.00	UK
The Point Telecommunications	100.00	100.00	UK

Proportionally consolidated companies
Company	% interest	% control	Country

Orange International
Irisnet	25.19	50.00	Belgium
Egyptian Company for Mobile Services (ECMS)	36.36	51.03	Egypt
MobiNil Services (MMEA)	36.33	71.25	Egypt
MobiNil for Telecommunications	71.25	71.25	Egypt
MobiNil Invest	36.36	71.25	Egypt
Rann BV	50.00	50.00	Netherlands

Orange France
Darty France Telecom	50.00	50.00	France

Wanadoo Segment
Fully consolidated companies
Company	% interest	% control	Country
Wanadoo Internet Access, portals and e.commerce
Autocity Network	96.34	96.34	Spain
Click Viajes	100.00	100.00	Spain
Rincon del Vago	100.00	100.00	Spain
eresMas Inc.	100.00	100.00	USA
Nordnet	100.00	100.00	France
Marcopoly	100.00	100.00	France
Wanadoo E-Merchant	100.00	100.00	France
Freeserve Servicos de Internet	100.00	100.00	Maderia
Wanadoo Nederland	100.00	100.00	Netherlands
Freeserve holding	100.00	100.00	UK
Icircle (Babyworld.com)	100.00	100.00	UK
Freeserve.com	100.00	100.00	UK
Freeserve Auctions	100.00	100.00	UK
Intracus	100.00	100.00	UK
Freeserve Investment	100.00	100.00	UK
F3B Property Company	100.00	100.00	UK
Wanadoo Directories
QDQ Media (formerly Indice Multimedia)	62.00	100.00	Spain
Kompass France	62.00	100.00	France
PagesJaunes	62.00	62.00	France
Wanadoo Data	62.00	100.00	France
Mappy (formerly Wanadoo Maps)	62.00	100.00	France

Equity accounted companies Company	% interest	% control	Country
Wanadoo Internet Access, portals and e.commerce
Europortal Jumpy	50.00	50.00	Spain
Wanadoo Directories
SG Eurodirectory	62.00	100.00	France

Fixed line, Distribution, Networks, Large customers and Operators segment
Fully consolidated companies
Company	% interest	% control	Country
Etrali Allemagne	100.00	100.00	Germany
FT Deutschland GmbH	100.00	100.00	Germany
FTMSC Gmbh	100.00	100.00	Germany
Sofrecom Consultora	100.00	100.00	Argentina
Atlas Services Belgium	100.00	100.00	Belgium
FT Network Services Canada	100.00	100.00	Canada
Atlas Services Denmark	100.00	100.00	Denmark
Etrali Spain	100.00	100.00	Spain
Etrali North America	100.00	100.00	USA
FT Corporate Solution	100.00	100.00	USA
FTLD USA	100.00	100.00	USA
FT Participations US	100.00	100.00	USA
FTP Holding	100.00	100.00	USA
Globecast NA	100.00	100.00	USA
Almerys	64.00	64.00	France
Atrium 3	100.00	100.00	France
Cogecom	100.00	100.00	France
CVF	89.00	89.00	France
Etrali SA	100.00	100.00	France
Etrali France	100.00	100.00	France
Expertel Consulting	100.00	100.00	France
Expertel FM	100.00	100.00	France
FCC Titricom 1.2	100.00	100.00	France
FCC Titricom 1.3	100.00	100.00	France
FT Câble	99.69	99.69	France
FT Câble Atlantique	99.69	100.00	France
FT Capital Development	100.00	100.00	France
France Telecom EGT	100.00	100.00	France
FT Encaissements	99.99	99.99	France
FT Immo	100.00	100.00	France
FT Immo Gestion	100.00	100.00	France
FT Immo GL	100.00	100.00	France
FT Immo Holding	100.00	100.00	France
FT Marine	100.00	100.00	France
FT Mobiles International	100.00	100.00	France
FTMSC	100.00	100.00	France
FT Terminaux	100.00	100.00	France
Globecast Holding	100.00	100.00	France
Francetel	100.00	100.00	France
GIE Innovacom	57.62	57.62	France
Globecast France	100.00	100.00	France
Globecast Reportages	100.00	100.00	France
Immobilière FT	100.00	100.00	France
Intelmatique	100.00	100.00	France
Rapp 26	100.00	100.00	France
Telefact	69.53	69.53	France
Rapp Fin 1	100.00	100.00	France
Régie T France	100.00	100.00	France
Setib	99.99	99.99	France

Fixed line, Distribution, Networks, Large customers and Operators segment
Fully consolidated companies
Company	% interest	% control	Country
Sofrecom	100.00	100.00	France
Solicia	100.00	100.00	France
TD Com	100.00	100.00	France
Transpac	100.00	100.00	France
Viaccess	100.00	100.00	France
W-HA	100.00	100.00	France
Etrali HK	100.00	100.00	Hong Kong
FT Network Services Hong Kong	100.00	100.00	Hong Kong
Chamarel Marine Services	100.00	100.00	Mauritius
Etrali SRL	100.00	100.00	Italy
Globecast Italie	100.00	100.00	Italy
Etrali KK	100.00	100.00	Japan
FTLD Japan	100.00	100.00	Japan
Global One Communication Network	100.00	100.00	Japan
Régie T Mexico	75.00	75.00	Mexico
FT Network Services Norway	100.00	100.00	Norway
Dutchtone Group	100.00	100.00	Netherlands
FT Services Nederland	100.00	100.00	Netherlands
TFN	100.00	100.00	Netherlands
FTMSC BV	100.00	100.00	Netherlands
Newsforce and subsidiaries	100.00	100.00	Netherlands
Tele Invest II	100.00	100.00	Poland
FTLD Czech	100.00	100.00	Czech Republic
FT Network Services UK	100.00	100.00	UK
FT Participations UK	100.00	100.00	UK
Etrali UK	100.00	100.00	UK
Globecast NE	100.00	100.00	UK
Etrali Singapore PTE	100.00	100.00	Singapore
FT Network Services Singapour	100.00	100.00	Singapore
Globecast Asie	100.00	100.00	Singapore
FT Network Services Sweden	100.00	100.00	Sweden
Etrali Suisse	100.00	100.00	Switzerland
FT Network Services Switzerland	100.00	100.00	Switzerland

Fixed line, Distribution, Networks, Large customers and Operators segment
Proportionally consolidated companies
Company	% interest	% control	Country
DT-FT Italian Holding GmbH	50.00	50.00	Germany
Globecast Australie	50.00	50.00	Australia
Globecast España SL	50.72	50.72	Spain

Equity accounted companies
Company	% interest	% control	Country
Tower Participations SAS and subsidiaries	35.98	35.98	France
BlueBird Participations France	20.00	20.00	France
Equant segment

Fully consolidated companies
Company	% interest	% control	Country
Equant NV and subsidiaries	54.13	54.13	Netherlands
Equant Holdings US and subsidiaries	54.13	100.00	USA
Equant Inc	54.13	100.00	USA
Equant SA and subsidiaries	54.13	100.00	France
Equant Telecommunications	54.13	100.00	France
Global One Communications SA	50.90	100.00	France
Equant Network Services International	54.13	100.00	Ireland
Equant Network Systems	54.13	100.00	Ireland
Equant Finance BV and subsidiaries	54.13	100.00	Netherlands
EGN BV and subsidiaries	54.13	100.00	Netherlands
Equant Holdings UK	54.13	100.00	UK
Equant Network Services	54.13	100.00	UK

TP Group segment
Fully consolidated companies
Company	% interest	% control	Country
TPSA	47.50	47.50	Poland
TPSA Eurofinance France SA	47.50	100.00	France
Incenti	24.22	51.00	Poland
ORE	47.50	100.00	Poland
OTO Lublin	47.50	100.00	Poland
Parkiet Media	47.24	99.45	Poland
PTK Centertel	65.35	100.00	Poland
TP Ditel	47.50	100.00	Poland
TP Edukacja i Wypoczynek	47.50	100.00	Poland
TP Emitel	47.50	100.00	Poland
TP Internet and subsidiaries	47.50	100.00	Poland
TP Invest and subsidiaries	47.50	100.00	Poland
TP Sircom	47.50	100.00	Poland
TP Teltech	47.50	100.00	Poland
TPSA Finance	47.50	100.00	Poland
TPSA Eurofinance	47.50	100.00	Poland
Contact Center SP z.o.o.	47.50	100.00	Poland

Other International segment
Fully consolidated companies
Company	% interest	% control	Country
CI-Telcom	45.90	51.00	Ivory Coast
Catalana	75.00	75.00	Spain
Uni2	100.00	100.00	Spain
France Câbles et Radio	100.00	100.00	France
FT/FCR Sénégal	100.00	100.00	France
FCR Côte d’Ivoire	90.00	90.00	France
FT Développement International	100.00	100.00	France
FT Services	100.00	100.00	France
Rincom	100.00	100.00	Mauritius
JIT CO	88.00	88.00	Jordan
FTM Liban	67.00	67.00	Lebanon
Ikatel	29.63	70.00	Mali
Voxtel	53.86	54.90	Moldova
Sonatel	42.33	42.33	Senegal
Sonatel Mobiles	42.33	100.00	Senegal
FCR Vietnam PTE	74.00	74.00	Vietnam

Proportionally consolidated companies
Company	% interest	% control	Country
Telecom Mauritius	40.00	40.00	Mauritius
Cell Plus	40.00	40.00	Mauritius
Telecom Plus	58.00	70.00	Mauritius
JTC	35.20	40.00	Jordan
Mobilecom	35.20	40.00	Jordan

Equity accounted companies Company	% interest	% control	Country
Tahiti Nui Telecom	34.00	34.00	France
Clix	43.33	43.33	Portugal
Novis	43.33	43.33	Portugal

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 17, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information